


11005377

Assisted Living Concepts, Inc.



ANNUAL REPORT


Received SEC
MAR 2 4 2011
Washington, DC 20549

Notice of Annual Meeting
Proxy Statement
Form 10-K

Private Pay Revenue Growth



$250
$230
$210
$190
$170
$150
In Millions
$175.0
$192.1
$212.8
$217.9
$229.1
2006
2007
2008
2009
2010

EBITDAR Growth



$85
$75
$65
$55
In Millions
$65.8
$63.7
$68.6
$73.6
$79.4
2006
2007
2008
2009
2010

EBITDAR Margin Growth



35.0%
33.0%
31.0%
29.0%
27.0%
25.0%
28.9%
28.2%
29.6%
32.2%
34.0%
2006
2007
2008
2009
2010

Financial Highlights
(In thousands, except per share data)

	2010	2009	2008
Revenues	$ 233,128	$ 228,723	$ 231,576
Income from operations	$ 35,707	$ 15,434	$ 29,899
Net Income from continuing operations before non-recurring charges noted below	$ 18,204	$ 15,590	$ 14,953
Non-recurring charges (income):			
Transaction costs (net of tax benefits)	81	—	—
Impairment of long-lived assets (net of tax benefits)	—	93	—
Loss from hurricane damage (net of tax benefits)	—	—	241
Goodwill impairment (net of tax benefits)	—	14,695	—
Write-down of equity investments (net of tax benefits)	1,287	—	—
Gain on sale of investment (net of tax expense)	(15)	—	—
Loss on disposal of fixed assets related to expansion projects (net of tax benefits)	79	—	—
Loss from discontinued operations (net of tax benefits)	—	957	389
Division realignment expenses	288	—	—
Net Income	$ 16,484	$ (155)	$ 14,323
Diluted earnings per share before non-recurring charges	$ 1.56	$ 1.33	$ 1.19
Non-recurring charges per diluted share	$ (0.15)	(1.34)	(0.05)
Diluted earnings per share	$ 1.41	$ (0.01)	$ 1.14
Adjusted EBITDA*	$ 59,524	$ 53,576	$ 48,713
Adjusted EBITDAR*	$ 79,370	$ 73,620	$ 68,623
Weighted average diluted shares outstanding	11,706	11,755	12,617
Balance Sheet Data:			
Cash and cash equivalents	$ 13,364	$ 4,360	$ 19,905
Total assets	$ 485,104	$ 455,369	$ 498,621
Total debt	$ 132,110	$ 121,737	$ 147,756
Shareholders' equity	$ 289,259	$ 272,971	$ 279,739

Census Highlights
(All continuing residences**)

Average Occupied Units by Payer Source:			
Private	5,483	5,393	5,482
Medicaid	151	408	708
Total	5,634	5,801	6,190
Percent of Occupancy by Payer Source:			
Private	97.3%	93.0%	88.6%
Medicaid	2.7%	7.0%	11.4%
Percent of Revenue by Payer Source:			
Private	98.3%	95.3%	91.9%
Medicaid	1.7%	4.7%	8.1%
Average Revenue by Occupied Unit Day	$ 113.37	$ 108.02	$ 102.22
Occupancy Percentage	62.5%	64.2%	69.1%

* See reconciliation of non-GAAP measures in the attached Annual Report on Form 10-K

** Continuing residences include all residences except (i) residences temporarily closed for refurbishments and (ii) residences classified in the financial statements as discontinued operations.

CORPORATE PROFILE

Assisted Living Concepts, Inc. (NYSE: ALC) is a national operator of senior living communities that offer older adults a supportive, home-like setting with care and services, including 24-hour assistance with activities of daily living, medication management, life enrichment and health and wellness services. At December 31, 2010, we operated 211 senior living residences in 20 states with capacity for approximately 9,305 residents.

Our residences typically consist of 40 to 60 units and are part of the broad spectrum of senior living options available in the United States. Individuals may move into our residences for purposes of socialization, additional health and wellness oversight, medication management, or assistance with activities of daily living.

Our residences are located in middle-market suburban communities that were selected on the basis of a number of demographic and competitive factors, including the size of the target resident population. We own 161 of our residences and lease the remainder, giving us significant operational flexibility with respect to our properties.

ALC RESIDENCES

(as of December 31, 2010)

	Owned		Leased from Others		Total Residences Under Operation	
	Number	Resident Capacity	Number	Resident Capacity	Number	Resident Capacity
Texas	34	1,386	7	276	41	1,662
Indiana	21	940	2	78	23	1,018
Washington	13	588	8	308	21	896
Ohio	15	623	5	191	20	814
Wisconsin	11	712	-	-	11	712
Oregon	11	382	4	158	15	540
Iowa	6	434	1	35	7	469
Pennsylvania	10	393	1	39	11	432
Arizona	7	324	2	76	9	400
South Carolina	6	234	4	160	10	394
Idaho	5	196	4	148	9	344
Nebraska	5	168	4	156	9	324
New Jersey	7	273	1	39	8	312
Georgia	-	-	5	290	5	290
Louisiana	4	195	-	-	4	195
Michigan	4	180	-	-	4	180
Alabama	-	-	1	164	1	164
Minnesota	1	60	-	-	1	60
Kentucky	1	55	-	-	1	55
Florida	-	-	1	44	1	44
Total	161	7,143	50	2,162	211	9,305

2010 MESSAGE TO SHAREHOLDERS

Assisted Living Concepts continued to successfully position its portfolio of residences to further enhance profitability in 2010 and beyond. By the fourth quarter of 2010, we were effectively a private pay Company with nearly 99% of our revenues coming from private pay sources. Only five years ago that same number was less than 70%. Our private pay rates in 2010 exceeded Medicaid reimbursement rates by over $40 per day. We are pleased with both the progress and results of the strategy to reposition our revenue to significantly reduce dependence on governmental payments.

Despite continuing economic pressures, we achieved three important operating goals:

- Increased private pay revenue
- Increased EBITDAR dollars
- Increased EBITDAR margins

Our 2010 average private pay occupancy increased by 90 units over 2009. During 2010 we achieved an increase in our average private pay occupancy each quarter. In addition, our EBITDA and EBITDAR margins increased over both the prior year and each prior year comparative quarter.

We continue to invest in our residences at a rate of almost three times the industry norm. In 2010 we purchased nine previously leased residences for a cash payment of $27.5 million bringing the percentage of our owned properties in excess of 76%. We maintained a prudent capital structure and in February 2011, enhanced our borrowing capacity by replacing our $120 million credit facility (secured with 64 residences consisting of 2,518 units) with a new 5 year, $125 million credit facility (secured with 31 residences consisting of 1,313 units). These 31 residences were appraised, on average, at a value in excess of $130,000 per unit.

Strong Financial Results

Financial results for 2010 reflect our continuing efforts to strengthen our revenue base by shifting away from unreliable and inadequate government funding. We grew private pay occupancy in each of the four quarters of 2010. The increased private pay occupancy and positive mix change helped improve our annual Adjusted EBITDA[1] and Adjusted EBITDAR[1] margins, which reached record levels of 25.5% and 34.0%, respectively.

Business Strategy

Our business strategy going forward will be to continue to focus on growing revenues and operating income. We will concentrate on:

- Increasing our private pay occupancy by:
  - Focusing on quality outcomes for our residents
  - Maintaining customer-focused standards for service
  - Offering attractive living accommodations
  - Developing top sales talent and tracking systems
  - Rewarding our team members for successfully contributing to our overall goals
- Increasing the overall size of our portfolio by building additional capacity and making acquisitions:

[1] See reconciliation of non-GAAP measures in the attached Annual Report on Form 10-K.

- Completed 347 units in our expansion program and expect an additional 20 units to come on line in 2011
- Purchased nine previously leased residences
- Continually evaluate our portfolio of properties for potential expansion opportunities
- Continually grow our portfolio by making selective acquisitions in markets with favorable private pay demographics and attractive operating environments

- Applying operating efficiencies achievable from owning a large number of senior living residences:
  - The senior living industry is large and fragmented and characterized by many small and regional operators. We leverage the efficiencies of scale achieved through the consolidated purchasing power of our residences and the management systems developed through operating a large number of residences to lower our operating costs
  - We continue to enhance our residents' living experiences and overall cost structure through the use of advanced, scalable technology solutions

Corporate Governance

We are committed to best practices in corporate governance and disclosure and promote a culture of professional and corporate integrity throughout Assisted Living Concepts.

Acknowledgements

We are pleased with our progress in 2010 and are well positioned for continued growth in 2011 and beyond. Thank you to our Board of Directors and our shareholders for your continued support and confidence.

Our energetic management team has demonstrated its talents by executing our strategy and delivering positive results. Our success depends on the efforts of all employees who perform such a valuable role in caring for our residents. I thank them for their dedication and commitment. Together we are positioning Assisted Living Concepts for enhanced future performance. Investments in our team members, resident quality of life, and the buildings that serve as our customers' homes continue to be a top priority. We have always fostered an entrepreneurial spirit to drive profitable growth and are confident our focused approach will continue to deliver strong value to our shareholders.

On behalf of our management team, I extend our gratitude to the residents and families who have entrusted us with their care. Through enhanced service offerings, a customer oriented service culture, and aesthetically pleasing quality environments, we look forward to maintaining the approval of our current residents and attracting new residents to our communities to experience how life can be lived easier at Assisted Living Concepts.



Laurie A. Bebo
President and Chief Executive Officer

ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ASSISTED LIVING CONCEPTS, INC.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

Notice of Annual Meeting



SEC MAIL
RECEIVED
PROCESSING
MAR 24 2011
WASH, D.C.
211
SECTION

ASSISTED LIVING CONCEPTS, INC.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051
(262) 257-8888

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders of Assisted Living Concepts, Inc. ("ALC") will be held at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin on Monday, May 2, 2011 at 4:00 p.m. central time for the following purposes:

1. To elect eight persons nominated by the Board of Directors to ALC's Board of Directors;
2. To approve, in an advisory vote, the compensation of ALC's named executive officers as disclosed in the proxy statement;
3. To conduct an advisory vote on the frequency of future advisory votes on the compensation of ALC 's named executive officers;
4. To ratify the appointment of Grant Thornton LLP as ALC's independent auditors; and
5. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

Stockholders of record of ALC 's Class A Common Stock and Class B Common Stock at the close of business on March 7, 2011 are entitled to notice of and to vote at the annual meeting and any adjournments or postponements of the annual meeting. A list of stockholders entitled to vote will be available at the annual meeting for inspection by any stockholder for any purpose germane to the annual meeting.

Whether or not you plan to attend the annual meeting, please take the time to vote your shares by promptly completing, signing, dating and mailing the proxy card in the postage-paid envelope provided (or, if applicable, by following the instructions supplied to you by your bank or brokerage firm for voting by telephone or via the Internet).

By Order of the Board of Directors,

Mary T. Zak-Kowalczyk

Mary T. Zak-Kowalczyk
Vice President and Corporate Secretary

Menomonee Falls, Wisconsin
March 21, 2011

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 2, 2011 – the Proxy Statement and 2010 Annual Report are available under the heading "Annual Reports and Proxy Statements" in the "Investor Relations" section at www.alcco.com

ASSISTED LIVING CONCEPTS, INC.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051
(262) 257-8888

PROXY STATEMENT

INTRODUCTION

This proxy statement is furnished beginning on or about March 21, 2011 in connection with the solicitation of proxies by the Board of Directors of Assisted Living Concepts, Inc. ("ALC"), a Nevada corporation, for use at the annual meeting of stockholders to be held at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin on Monday, May 2, 2011 at 4:00 p.m. central time and at any adjournments or postponements of the annual meeting.

On November 10, 2006, ALC became an independent, publicly traded company with its Class A Common Stock listed on the New York Stock Exchange following its separation from its parent company, Extendicare Inc. (now Extendicare Real Estate Investment Trust, a Canadian real estate investment trust).

Effective March 16, 2009, ALC implemented a one for five reverse stock split of its Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock"). All share amounts and per share prices in this proxy statement have been adjusted to reflect this reverse stock split.

Proxies

Properly signed and dated proxies received by ALC's Secretary prior to or at the annual meeting will be voted as instructed on the proxies or, in the absence of such instruction, FOR the election to the Board of Directors of the persons nominated by the Board, FOR the advisory vote on the compensation of the Company's named executive officers, FOR a frequency of every three years for future non-binding stockholder advisory votes on compensation of our named executive officers, FOR ratification of the appointment of Grant Thornton LLP as ALC's independent auditors, and in accordance with the best judgment of the persons named in the proxy on any other matters which may properly come before the annual meeting.

The Board of Directors has appointed an officer of Computershare Trust Company N.A., transfer agent for the Class A Common Stock and Class B Common Stock, to act as an independent inspector at the annual meeting.

Record Date, Class A and Class B Shares Outstanding, and Voting

Stockholders of record of either Class A or Class B Common Stock at the close of business on the record date, March 7, 2011, are entitled to vote on all matters presented at the annual meeting. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. As of the record date, there were 10,003,069 shares outstanding of Class A Common Stock and 1,468,553 shares outstanding of Class B Common Stock.

Holders of a majority in total voting power of Class A Common Stock and Class B Common Stock entitled to vote at the annual meeting, voting together without regard to class and represented in person or by proxy, constitute a quorum. Under ALC's bylaws, if a quorum is present, the election of directors is decided by a plurality of the votes cast. For this purpose, "plurality" means that the individuals receiving the largest number of votes are elected as directors, up to the maximum number of directors to be chosen at the election. Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors (assuming a quorum is present).

The approval of the advisory vote on compensation of our named executive officers is decided by the affirmative vote of the holders of at least a majority of the total number of votes cast. Since abstentions and broker non-votes are not considered votes cast, they will not have an effect on the voting for this proposal. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

The frequency of the advisory vote on compensation of our named executive officers - every three years, every two years or every one year— receiving the greatest number of votes will be the frequency that stockholders approve. Since abstentions and broker non-votes are not considered votes cast, they will not have an effect on the voting for this proposal. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory vote on executive compensation.

The ratification of the appointment of Grant Thornton LLP as ALC's independent auditors is decided by the affirmative vote of the holders of at least a majority of the total number of votes cast on the matter. Since abstentions and broker non-votes are not considered votes cast, they will not have an effect on the voting for this proposal.

The independent inspector will count the votes. Abstentions are considered as shares represented and entitled to vote. Broker or nominee "non-votes" on a matter are not considered as shares represented and entitled to vote on that matter, but do count toward the quorum requirement.

If less than a majority of voting power of the Class A Common Stock and the Class B Common Stock voting together without regard to class is represented at the annual meeting, the chairman of the meeting or holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the annual meeting from time to time without further notice.

If your shares are registered in your name, you may vote them by completing and signing the accompanying proxy card and returning it in the enclosed envelope before the annual meeting.

If your shares are registered in the name of a bank or brokerage firm ("street name"), you may be eligible to vote your shares electronically via the Internet or by telephone. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions,

Inc. (formerly ADP Investor Communication Services) online program. This program provides eligible stockholders the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge's program, your voting form will provide instructions.

Telephone and Internet voting procedures, if available, are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions, and to confirm that their instructions have been properly recorded. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.

Only stockholders of record as of March 7, 2011, or their duly appointed proxies, and our invited guests are permitted to attend the annual meeting. To gain admittance, you must bring valid photo identification to the meeting, and we will verify your name against our stockholder list. If you are not a stockholder as of the record date, you will be admitted to the annual meeting only if you have a legal proxy from a record date stockholder.

Written ballots will be available from ALC's Secretary before the annual meeting commences. A stockholder whose shares are held in the name of a bank, broker or other holder of record must obtain a proxy, executed in such stockholder's favor, from the record holder in order for such stockholder to vote such shares in person at the annual meeting. Stockholders who send in their proxy cards and also attend the annual meeting do not need to vote again unless they wish to revoke their proxies.

Any stockholder (other than stockholders holding shares in "street name") giving a proxy may revoke it at any time before it is exercised by delivering notice of such revocation to ALC's Secretary in open meeting or in writing by filing with ALC's Secretary either a notice of revocation or a duly executed proxy bearing a later date. Presence at the annual meeting by a stockholder who has returned a proxy does not itself revoke the proxy. If you have given voting instructions to a broker, nominee, fiduciary or other custodian that holds your shares in "street name," you may revoke those instructions by following the directions given by the broker, nominee, fiduciary or other custodian.

PROPOSAL 1: ELECTION OF DIRECTORS

Nominees

The following table shows certain information, including principal occupation, recent business experience, and relevant qualifications to serve as a director, for each of the individuals nominated by the Board of Directors for election at the annual meeting. All of the nominees are presently ALC directors whose current terms expire in 2011 and who have been nominated to serve as directors until the 2012 annual meeting and until their respective successors are elected and qualified. Effective at the time of the 2011 annual meeting of stockholders, Jesse C. Brotz will complete his term as a director and he will not be standing for re-election. As a result, the size of the Board will be reduced to consist of a total of eight directors. Mr. Brotz has served as a director since 2007 and we thank him for his service and commitment to the company.

If any of the nominees becomes unable or unwilling to serve, then the proxies will have discretionary authority to vote for substitute nominees chosen by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve.

"Other public company directorships" include companies with a class of securities registered pursuant to section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act and companies registered as an investment company under the Investment Company Act of 1940.

Name	**Principal Occupation, Experience and Qualifications**	**Director Since**
Laurie A. Bebo	President and Chief Executive Officer of ALC since 2006. From 1999 to 2006, Ms. Bebo held a variety of management positions with Extendicare Health Services, Inc., a wholly owned subsidiary of Extendicare Inc. (now Extendicare Real Estate Investment Trust) ("Extendicare"), including: Chief Operating Officer, Senior Vice President, Vice President Sales & Marketing; Vice President Assisted Living Operations; and Area Vice President. Prior to her career with Extendicare she worked in similar roles at other long-term care providers. Ms. Bebo has been a director of High Liner Foods Incorporated (a Canadian public value added food processing company) since May 2010 and serves as a member of the Human Resources and Corporate Governance Committee of the board of directors of High Liner Foods Incorporated. She is 40. Other public company directorships in the last five years: none Ms. Bebo's position as President and Chief Executive Officer of ALC and her extensive experience at ALC and other long-term care providers led the Board to conclude, as of the time of this proxy statement, that she should continue to serve as a director of ALC.	2007
Alan Bell	Corporate partner of the Canadian law firm Bennett Jones LLP specializing in mergers and acquisitions, private and public financing, and corporate governance, since 2004. Prior to 2004, Mr. Bell was a corporate partner in the Canadian law firm Blake, Cassels & Graydon LLP. He is 62. Other public company directorships in the last five years: none Mr. Bell's knowledge, experience and expertise in the areas of corporate governance and corporate finance led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of ALC.	2006
Derek H.L.Buntain	President of The Dundee Merchant Bank, a Cayman Islands private bank offering banking services to international clients, President, Chief Executive Officer of Dundee Offshore Services Ltd. (investment counsel), and Chairman of the Dundee Leeds Group of Companies (hedge fund administrators). Prior to November 10, 2006, Mr. Buntain was a director of Extendicare Inc. (now Extendicare Real Estate Investment Trust). Mr. Buntain also serves as a director of the following companies: CencoTech Inc., Dundee	2006

	Precious Metals Inc., Eurogas Corporation, Eurogas International Inc., and High Liner Foods Incorporated. He is 70. Other public company directorships in the last five years: prior to November 2006, Extendicare Inc. (now Extendicare Real Estate Investment Trust). Mr. Buntain's knowledge and insight into financial markets and his experience advising long-term care providers led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of ALC.	
David J. Hennigar	Chairman of the Board of Directors. Prior to November 10, 2006, he was Chairman of Extendicare Inc. (now Extendicare Real Estate Investment Trust). Mr. Hennigar is Chairman of Annapolis Group Inc. (a private holding company in real estate development and environmental collections and remediation), High Liner Foods Incorporated, and Aquarius Coatings Inc. (a Canadian public company engaged in paint manufacturing), and Chairman and CEO of Landmark Global Financial Corporation (a Canadian public investment and management company). Mr. Hennigar serves as lead trustee of Crombie Real Estate Investment Trust and as a director of the following Canadian public companies: MedX Health Corp., SolutionInc Technologies Limited, and VR Interactive Corporation. He is a registered representative with Jennings Capital Inc. and a director of a number of private companies, as well as Chairman and CEO of Thornridge Holdings Limited. He is 71. Other public company directorships in the last five years: prior to November 2006, Extendicare Inc. (now Extendicare Real Estate Investment Trust). Mr. Hennigar's extensive experience with the board of Scotia Investments Limited group of companies and boards of directors of other companies, his knowledge of securities industries, and his familiarity with the long-term care industry led the Board to conclude, as of the time of this proxy statement that he should continue to serve as a director of ALC.	2006
Malen S. Ng	Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario from 2003 until her retirement in November 2008. Prior to November 10, 2006, she was a director of Extendicare Inc. (now Extendicare Real Estate Investment Trust). From 1975 to 2002, Ms. Ng was employed by Ontario Hydro and Hydro One Inc. (the largest electricity delivery company in Ontario), where she occupied several executive positions. Ms. Ng is a director of Empire Company Limited (a Canadian company whose key businesses include food retailing and related real estate), Sobeys Inc. (a retail food distribution company in Canada), and Sunnybrook Health Sciences Centre (one of Canada's largest hospitals). She is 59. Other public company directorships in the last five years: prior to November 2006, Extendicare Inc. (now Extendicare Real Estate	2006

Investment Trust).

Ms. Ng's significant experience as a chief financial officer, her distinguished service to the Board and ALC as chair of the Audit Committee, and the familiarity she has gained of the long-term care industry since joining the Board in 2006 led the Board to conclude, as of the time of this proxy statement, that she should continue to serve as a director of ALC.

Melvin A. Rhinelander	Vice Chair of the Board of Directors. Prior to November 10, 2006, he was the President and Chief Executive Officer of Extendicare Inc. (now Extendicare Real Estate Investment Trust) as well as the Chairman and Chief Executive Officer of Extendicare Health Services, Inc., a wholly-owned subsidiary of Extendicare Inc. Following November 10, 2006, Mr. Rhinelander ceased being an employee of Extendicare Inc. and Extendicare Health Services, Inc., but remained on the Board of Trustees of Extendicare Real Estate Investment Trust as Vice Chairman until December 2008 and Chairman thereafter. He also serves as a director of Empire Company Limited (a Canadian company whose key businesses include food retailing and related real estate) and Sobeys, Inc.. Mr. Rhinelander joined the Extendicare group of companies in 1977 and served in a number of senior positions. He was appointed President of Extendicare Inc. in 1999 and Chief Executive Officer in 2000. He is 61. Other public company directorships in the last five years: prior to November 2006, Extendicare Inc. (now Extendicare Real Estate Investment Trust). Mr. Rhinelander's extensive experience in the long-term care industry and as a human resources executive led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of ALC.	2006
Charles H. Roadman II, MD	Retired President and Chief Executive Officer of the American Health Care Association (1999 to 2004) and former Surgeon General of the U.S. Air Force (1996 to 1999). Prior to November 10, 2006, he was a director of Extendicare Inc. (now Extendicare Real Estate Investment Trust). Dr. Roadman serves as a director and advisor on a number of private corporate boards and associations. He is 67. Other public company directorships in the last five years: prior to November 2006, Extendicare Inc. (now Extendicare Real Estate Investment Trust). Dr. Roadman's medical background, his experience as chief executive officer of a major health care association, and his continuing involvement in public and private health care issues led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of ALC.	2006

Michael J. Spector	Retired Chair and Managing Partner, Quarles & Brady LLP, a Milwaukee Wisconsin headquartered law firm with more than 425 attorneys in eight cities. Mr. Spector joined Quarles & Brady in 1966 and served as a member of its Executive Committee from 1976 to 2002, as Chair of the Executive Committee from 1987 to 2002, and as Managing Partner from 1999 to 2002. His practice focused primarily on business counseling and general school law representation, including related litigation and collective bargaining. Mr. Spector is Vice President of the University of Wisconsin System Board of Regents, Executive Director of the United States Law Firm Group, Inc. (a network of 18 American law firms), a Robert E. Boden Visiting Professor of Law at Marquette University Law School, a board member and chair of the audit committee of the University of Wisconsin Hospital and Clinics, a major hospital located in Madison, Wisconsin with annual revenues of approximately one billion dollars, and a board member and a member of the audit and facilities committee of the Bradley Center Sports & Entertainment Corporation, Milwaukee, WI. He is 71. Other public company directorships in the last five years: none. Mr. Spector's experience managing a large professional services organization, advising businesses, and working with regulated organizations led the Board to conclude, as of the time of this proxy statement, that he should continue to serve as a director of ALC.	2007

ALC's bylaws require that any nominations by stockholders of persons for election to the Board of Directors at the annual meeting must have been received by the Secretary by March 14, 2011. As no notice of such other nomination was received, no other nominations for election to the Board of Directors may be made by stockholders at the annual meeting.

Information about Mr. Brotz, who is not standing for reelection, is set forth below.

Jesse C. Brotz	Director of Scotia Investments Limited. Mr. Brotz has a Bachelor of Science in Economics and Psychology from Brown University. From 1996 to 1998, he was a Senior Research Analyst for The Economics Research Group, Inc. (now Lexecon, Inc.), a Cambridge, Massachusetts consulting firm that uses economic theory and analysis in litigation support, public policy and business strategy. Since leaving Lexecon, Mr. Brotz has been building custom furniture in Vancouver, British Columbia, working as a Journeyman Cabinetmaker for companies including Angela James and The Joint Woodworking Studio. Mr. Brotz has been a director of Scotia Investments Limited, since 2004 and is currently a member of the Audit and Corporate Governance/Human Resources committees of the board of directors of Scotia Investments Limited. Mr. Brotz is currently enrolled in the Directors' Education Program ("DEP") offered through the Institute of Corporate Directors. He is 37 and has been a director of ALC since 2007. Other public company directorships in the last five years: none Mr. Brotz has brought to the Board a background in economics, his experience as a director and audit committee and corporate governance and human resources committee member with Scotia Investments Limited, and the understanding he has acquired since joining the Board in 2007 of issues facing ALC.

Board Leadership Structure and Role of Board in Risk Oversight

The positions of principal executive officer and board chair at ALC have been separate since 2006 when ALC became a public company. In the Board's view, the separation of these roles has served ALC well and continues to be in the best interest of ALC and its stockholders.

The Board is responsible for the stewardship of ALC, including understanding ALC's risk profile and monitoring its risk management programs. The Board fulfills these oversight responsibilities by understanding and monitoring ALC's business, industry conditions, and related ALC and industry risks. The Board has overall responsibility for approving procedures for the identification, assessment and management of the principal risks facing ALC, including material legal and regulatory matters relating to ALC.

The Audit Committee is responsible for reviewing independently with each of management and the auditors the impact of significant risks that may be material to financial reporting. The scope of the responsibilities of the Audit Committee includes: (i) reviewing with management and with the external and internal auditors the presentation and impact of significant risks and uncertainties; (ii) reviewing with management issues of operational risk management, including insurance coverages maintained by ALC, legal exposure (including legal claims or other contingencies) and tax assessments that could have a material effect upon ALC's financial position or operating results; and (iii) reviewing the reports of the internal auditor with respect to control and financial risk.

Independence

ALC's Board of Directors has affirmatively determined that all of ALC's directors other than Ms. Bebo are "independent" as defined in the corporate governance standards of the New York Stock Exchange. Ms. Bebo is not considered to be independent because Ms. Bebo is currently ALC's President and Chief Executive Officer.

The Board considered the relationship of Mr. Spector and the law firm of Quarles & Brady LLP, which provides legal services to ALC, and determined that Mr. Spector's relationship as a retired partner of that firm does not interfere with the exercise of his independent judgment and independence from the management of ALC.

The Board also considered the relationship of Mr. Hennigar to ALC through his association with Thornridge Holdings Limited, which owns the majority of the Class B Common Stock and controls 55.8% of the voting power of stockholders, and determined that the association with Thornridge Holdings Limited does not interfere with the exercise by Mr. Hennigar of his independent judgment and independence from the management of ALC.

The Board also considered the relationship of Mr. Hennigar and Mr. Brotz to ALC through their association with Scotia Investments Limited, which formerly owned the majority of the Class B Common Stock and controlled the majority of the voting power of stockholders, as well as the familial relationship between Mr. Hennigar and Mr. Brotz as members of the Jodrey family, the members of which held substantially all of the outstanding voting shares of Scotia Investments Limited, and determined that neither the association with Scotia Investments

Limited nor the familial relationship interferes with the exercise by either Mr. Hennigar or Mr. Brotz of his independent judgment and independence from the management of ALC.

The Board considered the relationship of Mr. Rhinelander to Extendicare Real Estate Investment Trust (formerly Extendicare Inc.) ("Extendicare"). Prior to November 10, 2006, ALC was wholly-owned by Extendicare and Mr. Rhinelander served as ALC's Chairman and Chief Executive Officer. Following that date, none of ALC's voting stock was owned by Extendicare and Mr. Rhinelander ceased being an executive officer of ALC. In connection with the separation of ALC from Extendicare, the two companies entered into agreements in respect of certain services to be provided by Extendicare to ALC on an arms length basis and which are subject to a formal arbitration process if disputes arise. Until July 1, 2010, Extendicare provided services to ALC primarily related to payroll and benefit services. Mr. Rhinelander is a trustee and Chairman of Extendicare. In his role as Vice Chair of the Board of Directors of ALC, from time to time Mr. Rhinelander provides advice and counsel to the Chairman and senior management of ALC. The Board determined that these relationships do not interfere with the exercise of Mr. Rhinelander's independent judgment and independence from the management of ALC.

Meetings

ALC's Board of Directors held five in-person meetings in 2010. Each director attended at least 75% of the meetings of the Board of Directors and committees on which he or she serves. It is ALC's policy that directors use their best efforts to attend (either in person or by telephone) all Board of Directors, committee, and annual and special stockholders' meetings. All of ALC's directors attended the 2010 annual stockholders' meeting.

ALC directors have an opportunity to meet in executive session without management at the end of each regularly scheduled Board of Directors meeting. The Chairman presides at executive sessions. ALC's Board of Directors annually conducts an assessment of its performance and effectiveness.

Committees

The Board of Directors has three standing committees: an Audit Committee, a Compensation/ Nomination/Governance Committee, and an Executive Committee. The committee charters are available on ALC's website, www.alcco.com. Committee members have an opportunity to meet in executive session without management at the end of each regularly scheduled Committee meeting.

Audit Committee *and Audit Committee Financial Expert*. The Audit Committee met four times in 2010. Current members are Ms. Ng (Chair), Mr. Bell, Mr. Brotz, Mr. Buntain and Dr. Roadman. The Board of Directors has determined that each of the members of the Audit Committee is "independent," as defined in the corporate governance listing standards of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934 relating to audit committees. In considering Mr. Brotz's "independence" under Rule 10A-3, the Board of Directors noted that Mr. Brotz neither received compensation for services (other than normal director's fees) from nor was he a 10% owner of either ALC or Scotia Investments Limited. The

Board also has determined that all members of the Audit Committee are financially literate and that Ms. Ng qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission.

The Audit Committee exercises the powers of the Board of Directors in connection with ALC 's accounting and financial reporting practices, and provides a channel of communication between the Board of Directors and ALC's internal audit function and independent registered public accountants. The Audit Committee annually reviews its charter and performs an evaluation of its performance and effectiveness.

Compensation/Nomination/Governance Committee. The Compensation/Nomination/ Governance Committee met four times in 2010. Current members are Mr. Buntain (Chair), Mr. Bell and Mr. Spector. The Committee recommends nominees for ALC's Board of Directors and reviews qualifications, compensation and benefits for the Board of Directors and other matters relating to the Board. The Committee also establishes compensation for the officers of ALC, oversees the administration of ALC 's benefit plans for officers and employees, reviews and recommends officer selection, responds to SEC requirements on Compensation Committee reports, and performs other functions relating to officer succession and compensation. The Committee annually reviews its charter and performs an evaluation of its performance and effectiveness.

The Compensation/Nomination/Governance Committee has full authority to consider and determine executive compensation and to evaluate and to make recommendations to the full Board with respect to the appropriate level of director compensation. The Committee may form subcommittees for any purpose and may delegate to such subcommittees such power and authority as the Committee deems appropriate, provided that each subcommittee has at least two members and that no subcommittee is granted any power or authority that by law is required to be exercised by the Committee as a whole. As of the date of this proxy statement, the Committee had not formed subcommittees. The Chair of the Committee confers with the Board Chair and Vice Chair with regard to executive compensation matters. In addition, the Chief Executive Officer makes recommendations to the Chair of the Committee from time to time regarding executive compensation (other than the compensation of the Chief Executive Officer).

The Board of Directors has delegated the identification, recruitment and screening of director candidates for stockholder election to the Compensation/Nomination/Governance Committee. In identifying and evaluating nominees for director, the Committee seeks to ensure that the Board of Directors possesses, in the aggregate, the strategic, managerial, and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board of Directors is composed of directors who have broad and diverse backgrounds and possess knowledge in areas that are of importance to ALC. The Committee evaluates each candidate on a case-by-case basis, regardless of who recommended the candidate, based on the director expectations and qualifications set forth in ALC's Corporate Governance Guidelines which are available on ALC's web site at: www.alcco.com. Through adoption of the Corporate Governance Guidelines, the Board has established a diversity policy that endeavors to have a Board representing diverse experience at policy-making levels in areas that are relevant to ALC 's business. The Board implements this policy through its annual review and nomination of director candidates and assesses its effectiveness as part of its annual evaluation of the appropriateness of the Board's composition.

In looking at the qualifications of each candidate to determine if his or her election would further the goals described above, the Committee assesses a candidate's independence, as well as the candidate's background and experience and the current Board's composition. As noted above, ALC endeavors to have a Board representing diverse experience at policy-making levels in areas that are relevant to ALC's business. With respect to incumbent directors selected for reelection, the Committee also assesses the director's contributions, attendance record, and the suitability of continued service. In addition, individual directors and any person nominated to serve as a director must possess the following minimum qualifications and devote an adequate amount of time to the effective performance of director duties:

(i) Integrity. — Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on their decisions.

(ii) Informed Judgment. — Directors should take care that they are fully informed and that they act at all times in a prudent, timely and reasonable manner.

(iii) Financial Literacy. — Directors should be financially literate. They should know how to read a balance sheet, income statement and cash flow statement and understand the use of financial ratios and other indices for evaluating ALC's performance.

(iv) Cooperative Approach. — Directors should approach each other assertively, responsibly and supportively and raise difficult questions in a manner that encourages open discussion.

(v) Record of Achievement. — Directors should have a record of attainment that reflects high standards for themselves and others and should have background and experience that adds value to the skill set of the Board as a whole.

(vi) Loyalty. — Directors must not have any undisclosed conflicts of interest with ALC and must act in good faith and consistent with their duties of due care, loyalty, and candor.

(vii) Independent Oversight. — Directors must act at all times with the cooperative independence of thought and action and with the leadership skills needed to fulfill their oversight responsibilities.

The Committee assesses the performance of each director whose term is expiring to determine whether he or she should be nominated for re-election. The Committee may retain resources including director search firms to assist in the identification, recruitment and screening of director candidates. The Committee will consider persons recommended by stockholders to become nominees for election as directors. Stockholders should send their written recommendations for director nominees to the Committee in care of the Secretary of ALC, together with appropriate biographical information concerning each proposed nominee.

ALC's bylaws set forth certain requirements for stockholders wishing to nominate director candidates directly for consideration by the stockholders. With respect to an election of directors to be held at an annual meeting, a stockholder must, among other things, give notice of the intent to make such a nomination to the Secretary of ALC in advance of the meeting in compliance with the terms and within the time period specified in ALC's bylaws. Pursuant to these requirements, a stockholder must give a written notice of intent to the Secretary of ALC not less than 50 days or more than 75 days prior to the first annual anniversary of the immediately preceding annual meeting. Accordingly, to bring a nomination before the 2012 Annual Meeting, the nomination must be received by the Secretary between February 16, 2012, and March 13, 2012.

Executive Committee. There were no meetings of the Executive Committee held in 2010. Current members are Mr. Hennigar (Chair), Mr. Rhinelander, Mr. Buntain and Mr. Spector. The Executive Committee may exercise the full authority of the Board of Directors in the management of the business affairs of ALC to the extent permitted by law or not otherwise limited by the Board of Directors.

Governance Documents

ALC 's Code of Business Conduct; Code of Ethics for CEO and Senior Financial Officers; Corporate Governance Guidelines; and Audit Committee, Compensation/Nomination/Governance Committee, and Executive Committee charters are available on ALC's web site in the "Investor Relations" section at: www.alcco.com.

Communications

Stockholders and other interested parties may communicate with the Board of Directors (or a specific director) by writing to: Board of Directors, c/o Secretary, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051. The Secretary will ensure that these communications (assuming they are properly marked to the Board of Directors or to a specific director) are delivered to the Board of Directors or the specified director, as the case may be.

Director Compensation

The following table sets forth information regarding compensation paid by ALC to our non-employee directors during 2010. The "Stock Awards", "Non-Equity Incentive Plan Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" columns of the table have been deleted from the table because there were no stock awards, non-equity incentive plan compensation, pension values, or deferred compensation earnings for directors during 2010. Ms. Bebo receives no additional compensation for her service as a director.

Director Compensation for Fiscal 2010

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[(1)(2)]	All Other Compensation ($)	Total ($)
Alan Bell	36,500	89,500	*	126,000
Jesse C. Brotz	33,500	89,500	*	123,000
Derek H.L. Buntain	54,000	89,500	*	143,500
David J. Hennigar	101,500	89,500	*	191,000
Malen S. Ng	48,500	89,500	*	138,000
Melvin A. Rhinelander	66,500	89,500	*	156,000
Charles H. Roadman II, MD	29,500	89,500	*	119,000
Michael J. Spector	31,500	89,500	*	121,000

* Perquisites were less than the disclosure threshold of $10,000 in the aggregate.

Notes

(1) Represents the aggregate grant date fair value of tandem stock options/stock appreciation rights granted during the year computed in accordance with Accounting Standards Codification Topic 718. The assumptions made in these valuations can be found in the Long-Term Equity-Based Compensation Program footnote to the financial statements in ALC's Annual Report on Form 10-K.

(2) Each listed director held an aggregate of 13,000 tandem stock options/stock appreciation rights at the end of 2010, all of which were unexercised.

Directors who are not employees of ALC are paid an annual retainer of $15,000 per year, a fee of $2,500 for each Board or committee meeting they attend, and $500 for each telephonic Board or committee meeting they attend. In addition, the annual retainer for the Board Chairman is $50,000 and the annual retainer for the Vice Chairman is $25,000. The annual retainer for the Chairs of the Audit Committee and the Compensation, Nomination and Governance Committee is an additional $15,000 and the annual retainer for the Executive Committee Chair is an additional $10,000.

On May 3, 2010, grants were approved to each non-employee director of 5,000 tandem stock options/stock appreciation rights that become exercisable in annual one third increments beginning May 3, 2011, and which have an exercise price of $33.13, the closing price of our Class A Common Stock on the New York Stock Exchange on May 6, 2010, the second business day following release of quarterly financial results. Non-employee directors may receive yearly grants of additional stock-based awards, as determined by the full Board of Directors, and are reimbursed for expenses incurred in connection with attending Board and committee meetings. Directors who are also employees of ALC receive no additional compensation for their service as directors.

STOCK OWNERSHIP OF MANAGEMENT AND OTHERS

The following table lists beneficial ownership of Class A Common Stock and Class B Common Stock by: any person known to ALC to own beneficially more than 5% of either class; each of our directors; the individuals named in the "Summary Compensation Table" contained in this proxy statement (collectively, the "named executive officers"); and all of our current executive officers and directors as a group. Except as otherwise indicated below, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the Securities and Exchange Commission consider a person to be the "beneficial owner" of any securities over which the person has or shares voting power or investment power, or any securities as to which the person has the right to acquire, within sixty days, such sole or shared power. The number of shares set forth for directors, director nominees, and named executive officers are reported as of March 7, 2011. Amounts for 5% stockholders are as of the date such stockholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided prior to the printing of this proxy statement.

Name of Beneficial Owner	Number of Shares Owned Class A	Number of Shares Owned Class B	Assuming Full Conversion[(1)] Class A	Percentage of Outstanding Shares Class A	Percentage of Outstanding Shares Class B	Percent of Total Votes No Conversion	Percent of Total Votes If Fully Converted[(1)]
5% Beneficial Holders:							
Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, NY 10036[(2)]	1,767,941	—	1,767,941	17.7%	—	7.2%	15.3%
Thornridge Holdings Limited, 165 Hammonds Plains Road, Bedford, Nova Scotia, Canada B4A 4C7[(3)]	172,658	1,361,000	1,635,733	1.7%	92.7%	55.8%	14.1%
Advisory Research, Inc., 180 North Stetson St., Suite 5500, Chicago, IL 60601[(4)]	1,345,557	—	1,345,557	13.5%	—	5.5%	11.6%
Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm & Andrew Shpiz, 50 Broad Street, Suite 1820, New York, NY 10004[(5)]	916,226	—	916,226	9.2%	—	3.7%	7.9%

Continued…

Name of Beneficial Owner	Number of Shares Owned		Assuming Full Conversion[1]	Percentage of Outstanding Shares			
	Class A	Class B	Class A	Class A	Class B	No Conversion	If Fully Converted[1]
5% Beneficial Holders:							
BlackRock, Inc. 40 East 52nd Street, New York, NY 10022[6]	546,738	—	546,738	5.5%	—	2.2%	4.7%
Dimensional Fund Advisors LP Palisades West Building One 6300 Bee Cave Road, Austin, TX 78746[7]	518,148	—	518,148	5.2%	—	2.1%	4.5%
Directors, Director Nominees and Named Executive Officers:							
Laurie A. Bebo	31,988[8]	—	31,988	*	*	*	*
Alan Bell	9,335[9]	—	9,335	*	*	*	*
Jesse C Brotz	9,735[9]	1,000	10,810	*	*	*	*
Derek H.L. Buntain	31,515[9]	40	31,558	*	*	*	*
David J. Hennigar [3]	8,335[9]	3,080[10]	11,646	*	*	*	*
Malen S. Ng	9,033[9]	—	9,033	*	*	*	*
Melvin A. Rhinelander	10,765[11]	—	10,765	*	*	*	*
Charles H. Roadman II, MD	8,935[9]	—	8,935	*	*	*	*
Michael J. Spector	8,868[9]		8,868				
John Buono	10,668[12]	—	10,668	*	*	*	*
Eric B. Fonstad	400	—	400	*	*	*	*
Walter A. Levonowich	3,735[13]	—	3,735	*	*	*	*
Mary T. Zak-Kowalczyk	1,668[14	—	1,668				
All directors & executive officers as a group (13 persons)	144,980[15]	4,120	149,409[16]	1.4%	*	*	1.3%

* Less than 1.0%. No shares have been pledged as security by directors, nominees or executive officers except as noted below.

Notes

(1) Each Class B share may be converted into 1.075 Class A shares at the option of the holder. These columns assume that all of the outstanding Class B shares were converted into Class A shares such that a single class of common stock remained outstanding.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission by Morgan Stanley Investment Management, Inc and Morgan Stanley (whose mailing address is 1585 Broadway, New York NY 10036). The Schedule 13G states that Morgan Stanley Investment Management, Inc. has sole voting power with respect to 1,422,507 Class A shares and sole dispositive power with respect to 1,767,941 Class A shares. The Schedule 13G further states that Morgan Stanley has sole voting power with respect to 1,435,965 Class A shares and sole dispositive power with respect to 1,781,399 Class A shares.

(3) Based on a Schedule 13D filed with the Securities and Exchange Commission by Thornridge Holdings Limited. The Schedule 13D states that Thornridge Holdings has sole voting and dispositive power with respect to the Class A and Class B shares listed above. Thornridge Holdings has the right to acquire 1,463,075 Class A shares upon conversion of the 1,361,000 Class B shares. As of December 6, 2010, all of the outstanding voting shares of Thornridge Holdings were held by fourteen private holding companies owned by members of the extended family of Mrs. Jean Hennigar, a daughter of the late R.A. Jodrey, including her son David J. Hennigar, Chairman of ALC's Board of Directors, Chairman and President of Thornridge Holdings Limited and one of Thornridge Holdings' ten directors. Matters relating to the voting and disposition of shares held by Thornridge Holdings are determined exclusively by its board of directors. Mr. Hennigar disclaims beneficial ownership of the ALC shares held by Thornridge Holdings. See below for additional information relating to the acquisition of shares by Thornridge Holdings.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission by Advisory Research, Inc.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission by Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz. The Schedule 13G states that Bandera Partners LLC has sole voting and dispositive power and Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz have shared voting and dispositive power over 916,226 Class A shares.

(6) Based on a Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc.

(7) Based on a Schedule 13G filed with the Securities and Exchange Commission by Dimensional Fund Advisors LP. The Schedule 13G states that Dimensional Fund Advisors LP has sole voting power with respect to 491,337 Class A shares and sole dispositive power with respect to 518,148 Class A shares

(8) Includes 13,335 Class A shares Ms. Bebo has the right to acquire through the exercise of options.

(9) Includes 8,335 Class A shares the director has the right to acquire through the exercise of options, 4,335 of which become exercisable within sixty days.

(10) Owned indirectly through the Bank of Montreal and pledged as collateral for a bank line of credit.

(11) Includes 8,335 Class A shares Mr. Rhinelander has the right to acquire through the exercise of options (4,335 of which become exercisable within sixty days), 1,000 Class A shares held jointly with his spouse, and 1,430 Class A shares held as custodian for Mr. Rhinelander's minor children.

(12) Includes 6,668 shares Mr. Buono has the right to acquire through the exercise of stock options and 3,000 shares held jointly with his spouse, who is a partner in the law firm of Quarles & Brady LLP.

(13) Includes 3,335 shares Mr. Levonowich has the right to acquire through the exercise of stock options.

(14) Includes 1,668 shares Ms. Zak-Kowalczyk has the right to acquire through the exercise of stock options.

(15) Includes 91,686 Class A shares directors and executive officers have the right to acquire through the exercise of options, 34,680 of which become exercisable within sixty days.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

On December 6, 2010, Thornridge Holdings Limited, a Nova Scotia limited company, ("Thornridge Holdings"), filed a statement on Schedule 13D with the Securities and Exchange Commission (the "Schedule 13D") reporting that on November 5, 2010, it had acquired 172,658 shares of the Class A Common Stock and 1,361,000 shares of the Class B Common Stock formerly owned by Scotia Investments Limited ("Scotia Investments") and its subsidiaries. According to the Schedule 13D, Blomidon Investments Limited ("Blomidon"), the ultimate parent corporation of Scotia Investments, and three holding companies of Blomidon that owned all of the common shares of Blomidon, including Thornridge Holdings, completed a reorganization pursuant to which, among other things, Thornridge Holdings acquired all of the ALC shares formerly held by Scotia Investments and its subsidiaries. The aggregate purchase price for the ALC shares acquired by Thornridge Holdings in the reorganization, as reported in the Schedule 13D, was Cdn$53,241,407, representing Cdn$32.55 per share of ALC's Class A Common Stock and Cdn$34.99 per share of ALC's Class B Common Stock. Thornridge Holdings reported that the purchase price for the assets it acquired in the reorganization, including but not limited to the ALC shares, was paid for by Thornridge Holdings by a combination of the proceeds of the sale of its shares of Blomidon to Blomidon and the payment of a cash amount. In connection with the reorganization, Thornridge Holdings further reported that it and certain of the private companies acquired in the reorganization entered into credit facilities with The Canadian Imperial Bank of Commerce ("CIBC") for loans that were used or will be used for working capital, capital expenditures, possible expansions and acquisitions and the payment of approximately twenty-five percent of the aggregate purchase price of all assets acquired in the reorganization.

The Schedule 13D indicates that as of December 6, 2010: (i) all of the outstanding voting shares of Thornridge Holdings are held by fourteen private holding companies owned by members of the extended family of Mrs. Jean Hennigar, a daughter of the late R.A. Jodrey, including her son David J. Hennigar, who is chairman of ALC's Board of Directors, Chairman and President of Thornridge Holdings and one of Thornridge Holdings' ten directors; (ii) none of the ten directors of Thornridge Holdings individually has the power to vote or dispose of the ALC shares held by Thornridge Holdings; (iii) matters relating to the voting and disposition of ALC shares held by Thornridge Holdings are determined exclusively by its board of directors; and (iv) Mr. Hennigar and each of the other directors of Thornridge Holdings disclaims beneficial ownership of the ALC shares held by Thornridge Holdings.

Following completion of the reorganization, Thornridge Holdings held directly 172,658 shares of ALC's Class A Common Stock and 1,361,000 shares of ALC's Class B Common Stock. Thornridge Holdings has the right to acquire 1,463,075 shares of Class A Common Stock upon conversion of the 1,361,000 shares of Class B Common Stock which it holds, pursuant to the conversion feature which allows each share of Class B Common Stock to be converted into 1.075 shares of Class A Common Stock at the option of the holder. Furthermore, because generally each share of Class B Common Stock entitles the holder to ten votes with respect to all matters upon which stockholders are entitled to vote, while each share of Class A Common

Stock entitles the holder to one vote on such matters, with the holders of Class A Common Stock and Class B Common Stock voting together on such matters without regard to class, Thornridge Holdings may be deemed to have acquired in the reorganization approximately 54.7% of the total voting power of ALC based on shares outstanding as of November 1, 2010.

In its Schedule 13D, Thornridge Holdings reported that it has pledged all of the 172,658 shares of ALC's Class A Common Stock and 1,361,000 shares of ALC's Class B Common Stock acquired by it in the reorganization described above as security for loans from CIBC, subject to pledge arrangements. If a default on the pledge arrangements were to occur, another person (or persons) may obtain voting or investment power over the pledged shares. Any transfers of ALC 's Class B Common Stock to any person or persons other than a permitted holder, as provided in ALC's Amended and Restated Articles of Incorporation, would result in the automatic conversion of each such share of ALC's Class B Common Stock into 1.075 shares of ALC 's Class A Common Stock. Upon such a default, CIBC would not be such a permitted holder.

PROPOSAL 2: ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), the Company seeks your advisory vote on the compensation of our named executive officers. As described in "Compensation Discussion and Analysis" below, we design our executive compensation program to reward the achievement of specific annual and long-term strategic goals and align executives' interests with the interests of stockholders by rewarding performance above established goals, with the ultimate objective of increasing stockholder value. We believe the Company's compensation program as a whole is well-suited to promote the Company's objectives in both the short and long term.

Accordingly, the Board of Directors recommends that stockholders support the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, compensation tables and narrative discussion contained in this proxy statement by approving the following advisory resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2.

PROPOSAL 3: ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), the Company also seeks your input with regard to the frequency of future stockholder advisory votes on our executive compensation programs. In particular, we are asking whether the advisory vote should occur every three years, every two years or every year.

The Board asks that you support a frequency period of every three years (a triennial vote) for future non-binding stockholder votes on compensation of our named executive officers. Due to the periodic volatility in the economy and in the stock market, we believe a vote every three years will allow our stockholders to gain a more meaningful perspective on our compensation program than would occur with more frequent votes. Additionally, the Company's executive compensation program is designed to promote the achievement of stockholder returns, especially in the long-term; therefore, the Board believes that holding an advisory vote on executive compensation every three years is sufficient to assess whether this program is appropriately motivating executives and driving such returns. We believe that an advisory vote every three years will also be the most effective timeframe for the Company to respond to stockholders' feedback and provide the Company with sufficient time to engage with stockholders to understand and respond to the vote results.

Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisory vote on executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR A FREQUENCY OF "THREE YEARS" FOR FUTURE NON-BINDING STOCKHOLDER VOTES ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Programs

The compensation programs for executive officers consist principally of annual base salaries, annual performance-based cash bonus awards, long-term equity-based compensation awards, a defined contribution retirement program, an executive retirement program, a deferred compensation plan, and employment agreements.

The Compensation/Nomination/Governance Committee of the Board of Directors is responsible for establishing, implementing and monitoring adherence to ALC's compensation philosophy. The Committee oversees ALC's compensation plans and practices, including its executive officer compensation plans and practices.

The Committee feels that base salary levels should be restrained with above average opportunities for incentive compensation as ALC's strategic goals are met. Accordingly, the Committee has focused on developing short- and long-term incentive compensation programs that reward the achievement of ALC's strategic objectives.

Compensation Philosophy and Objectives

The Committee believes ALC's compensation programs should reward the achievement of specific annual and long-term strategic goals and align executives' interests with the interests of stockholders by rewarding performance above established goals, with the ultimate objective of increasing stockholder value. The Committee evaluates both performance and compensation to ensure that ALC has the ability to attract and retain superior employees and that compensation levels remain competitive. It is the policy of the Committee to include provisions in performance-based compensation awards that provide for the recovery or repayment of awards if the relevant performance measure is restated or otherwise adjusted in a manner that would reduce the size of the award.

Role of Management in Compensation Decisions. The Committee makes decisions regarding compensation for ALC's executive officers. The Committee considers recommendations from the Chief Executive Officer on annual base salaries, annual performance-based compensation, and equity-based compensation awards to executive officers (other than the Chief Executive Officer). The Committee can exercise its discretion in modifying any recommended compensation or awards to executive officers.

Benchmarking. In connection with its review of ALC's executive compensation programs in 2010, the Committee reviewed the compensation practices of selected companies as disclosed in their proxy statements. The Committee requested that management prepare comparisons of compensation practices of five peer companies (Brookdale Senior Living, Inc., Capital Senior Living Corporation, Emeritus Corporation, Five Star Quality Care, Inc. and Sunrise Senior Living, Inc.) and one Wisconsin-based public company in a related industry and with a similar-sized market capitalization (The Marcus Corporation).

Equity Ownership Guidelines. The Board has not established equity ownership guidelines for ALC's management.

Equity-Based Compensation Grant Policy. It is the policy of the Board that no director or member of ALC's management shall backdate any equity award or manipulate the timing of any equity award or of the public release of material information with the intent of benefiting a grantee under an equity-based award. The Compensation/Nomination/Governance Committee has adopted written equity-based compensation grant policies and procedures.

The Committee expects to consider equity-based compensation grants to ALC employees annually under the terms of the 2006 Omnibus Incentive Compensation Plan. In addition to consideration of annual grants, the Committee recognizes that situations may arise during the course of the year that warrant equity-based compensation grants (off-cycle grants), including situations where ALC is seeking to hire new senior level employees or recognize employees for certain achievements.

Annual grants are considered by the Committee during the first quarter of each year. The grant date is the date on which the Committee approved the grants. The exercise price is the closing market price of the stock on the second business day following the release of financial results.

Off-cycle grants may be granted as of the fifth business day of June, September or December, whichever next follows the date the grant is approved, provided that the grant date of any off-cycle grants made by the Committee at a meeting held on or after the fifth business day in December but before the Board's first quarter meeting shall be determined as if approved on the date of such Committee meeting. The vesting schedule of an off-cycle grant award can relate to the date of the commitment to make the grant (*e.g.*, the date of hire or promotion) instead of the grant date.

2010 Compensation

Base Salary. ALC provides executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for executive officers are determined for each executive based on his or her position and responsibility. Base salary ranges are designed so that salary opportunities for a given position will be between 80% and 125% of the midpoint of the base salary established for each salary range.

During its review of base salaries for executives, the Committee primarily considers the executive's compensation, both individually and relative to other officers, and individual performance of the executive.

Salary levels are typically considered annually as part of ALC's performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to salaries of executives are based on the Committee's assessment of the individual's performance.

Cash Incentive Compensation. ALC's performance-based cash incentive compensation program is an annual cash award program for ALC senior corporate and divisional management members based on annual operating results. For 2010, awards for senior corporate management members were conditioned on ALC as a whole achieving (1) budgeted net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, non-cash equity-based compensation expense, transaction costs, non-cash, non-recurring gains and losses, including disposal of assets and impairment of goodwill and other long-lived assets and impairment of investments, and rent expenses incurred for leased assisted living properties ("Adjusted EBITDAR") targets while awards for divisional management members were based on achievement of a combination of corporate and divisional Adjusted EBITDAR targets and (2) budgeted Adjusted EBITDAR margin percentage (defined as total revenues divided by Adjusted EBITDAR). Adjusted EBITDAR and Adjusted EBITDAR margin are reported in ALC's publicly disclosed financial information and were selected as a performance measure for this program because it indicates earnings at residences. Targets ranged from 20% to 75% of base salary for the named executive officers. An additional incentive (stretch targets) of up to 10% of base salary may be awarded for exceeding budgeted Adjusted EBITDAR and Adjusted EBITDAR margin targets. Achievement of 90% of the performance targets entitled participants to awards equal to 90% of target amounts. No awards are made under ALC's performance-based cash incentive compensation program for performance below the 90% level.

The performance-based cash incentive compensation program gives ALC the ability to design cash incentives to promote high performance and achieve corporate goals, encourage growth of stockholder value, and allow managers to share in ALC's growth and profitability. For 2010, thirteen employees (including the officers included in the Summary Compensation Table) were eligible to receive awards under this performance-based cash incentive compensation program.

During the first quarter of each year, the Committee determines whether target levels for the previous year were achieved and sets target levels for corporate and divisional financial objectives and base salary percentages for the current year. For 2010, the performance targets for executive officers under the performance-based cash incentive compensation program were $79.6 million of Adjusted EBITDAR and an adjusted EBITDAR margin percentage of 33.0%. Both threshold targets must be achieved in order to qualify for an award. The Committee determined that, based upon ALC financial results for 2010, corporate results for purposes of the performance-based cash compensation program for 2010 were $79.4 million and 34.0%. Accordingly, the Committee determined that the corporate performance targets under the 2010 Cash Incentive Compensation Program were achieved at 99.75% of the Target level. The Committee has discretion to reduce but not to increase any awards under the performance-based cash incentive compensation program whenever the Committee determines that particular circumstances so warrant. The Committee also has discretion to grant additional bonuses that do not qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code.

Long-term Incentive Compensation. The Committee believes that long-term incentive compensation programs are important elements of an overall compensation package because they encourage participants to focus on long-term ALC performance. Equity-based long-term incentive compensation programs also can increase the stake of executives in ALC and further align the interests of executives with the interests of stockholders.

On March 3, 2010, the Committee approved a total of 96,250 tandem options and stock appreciation rights to senior ALC managers, including the officers named in the summary compensation table. The tandem options and stock appreciation rights have both time vesting and performance vesting features. The grants provided that two-elevenths (2/11) of the awards vested March 3, 2011 and up to nine-elevenths (9/11) of the grants would vest in 2011 if specific performance goals related to increasing private pay occupancy were attained in 2010. The performance targets for the performance-based portion of the 2010 equity-based compensation awards were based on increasing private pay occupancy. The number of tandem options and stock appreciation rights granted to each of the officers named in the summary compensation table was determined by the Committee based on each individual's role in achieving the performance targets and the relative retention value of the grants as recommended by the Chair of the Committee. Two-elevenths of the award would vest if average private pay occupancy for the month of December 2010 equaled 5,540 and all of the performance-based portion of the awards would vest if average private pay occupancy for the month of December

2010 equaled or exceeded 5,675. Achievement of defined performance targets between 5,540 and 5,675 would result in vesting from two-elevenths (2/11) to nine-elevenths (9/11) of the award. The Committee has determined that the threshold target for the performance-based portion of the awards was achieved. The average private-pay occupancy for the month of December 2010 equaled 5,542. As a result, a total of four-elevenths (4/11) of the tandem options and stock appreciation rights awarded to ALC employees in 2010 vested and seven-elevenths (7/11) expired without becoming exercisable. The vested tandem options and stock appreciation rights become exercisable in one-third annual increments beginning March 3, 2011 and expire March 3, 2015. Once exercisable, the awards may be exercised either by exercising the stock option and purchasing shares of Class A Common Stock at the exercise price or exercising the related stock appreciation right. The Committee has sole discretion to determine whether stock appreciation rights are settled in shares of Class A Common Stock, cash or a combination of Class A Common Stock and cash.

The Committee will continue to discuss the design of long-term incentive compensation programs and expects that future awards will include multi-year programs tied to ALC's long-term strategic objectives as those objectives are further refined.

Discretionary Bonus Compensation. As noted above, the Committee determined that the corporate performance targets under the 2010 Cash Incentive Compensation Program were achieved. The Committee, which has discretion to grant additional bonuses, elected to award one discretionary bonus for 2010 to Mr. Fonstad. Mr. Fonstad did not receive a payout with respect to the 2010 Cash Incentive Compensation Program since he retired prior to the date that the Committee determined whether the performance goals under the program were satisfied.

Retirement and Deferred Compensation Benefits. ALC maintains an Executive Retirement Program and a Deferred Compensation Plan for the named executive officers and certain other key employees. ALC also provides a 401(k) plan to which ALC contributes 25% on a matching basis of employee contributions up to the first 6% of the employees' pretax contributions. For highly compensated employees (as defined in the 401(k) plan), the match is limited to 4% of up to $225,000 of annual earnings. ALC matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. ALC provides the 401(k) plan, the Executive Retirement Program and the Deferred Compensation Plan because it believes that these programs help attract and retain key employees.

Under the Executive Retirement Program, ALC makes a book entry to an account each month equal to 10% of the participant's base monthly salary. Participants are not allowed to make contributions to the Executive Retirement Program. Accounts are credited with deemed earnings as if it were invested in investment funds designated by the participant from a list of funds determined by the plan administrator. Participants' interests in the accounts vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. A participant's interest in an account also vests upon the death or disability of the participant. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death are not started until at least six months after separation.

ALC also offers a Deferred Compensation Plan which allows designated key employees to elect annually to defer up to 10% of their base salaries. Compensation deferred is retained by ALC and credited to participants' deferral accounts. ALC credits participants' accounts with matching contributions equal to 50% of participants' elective deferrals. Participants are fully vested in their deferral accounts as to amounts they elect to defer. Participants' interests in amounts ALC credits to their accounts as matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. The deferral and matching accounts are credited with interest at the prime rate. During employment, amounts are payable from an executive's account only in the case of financial hardship due to unforeseen emergency. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death are not started until at least six months after separation.

Perquisites and Other Personal Benefits. ALC provides the named executive officers with perquisites and other personal benefits that ALC and the Compensation/Nomination /Governance Committee believe are reasonable and consistent with the overall compensation program to allow ALC to attract and retain key employees. The Committee periodically reviews the levels of perquisites and other personal benefits of the named executive officers and currently feels that perquisites and other personal benefits for ALC executives should be limited. Accordingly, ALC executives are not given perquisites or other personal benefits that are not made available to ALC employees generally except for the rental of an automobile in the case of the Chief Executive Officer, a monthly automobile allowance in the case of other executives, and long-term care and supplemental long-term disability insurance for certain of the executives.

Employment Agreements. In connection with ALC becoming an independent, publicly traded company in 2006, ALC entered into employment agreements with certain key employees, including the named executive officers. The agreements were modified in 2008. Termination benefits under the agreements are triggered if ALC terminates an agreement without cause or if a covered employee terminates his or her employment after the employee's work location is shifted more than 50 miles or if the employee's base salary is reduced by 5% or more (or, in the case of Ms. Bebo and Mr. Buono, if the employee's duties and responsibilities are materially diminished), in each instance, if the employee notifies ALC in writing within 30 days of the change that he or she objects to the change and ALC does not rescind the change within 30 days of receiving the employee's notice. These trigger events were chosen to help retain these key employees and to assure key employees that they could apply their full attention to ALC's business. The employment agreements were designed to promote stability and continuity of senior management.

Termination benefits under the employment agreements include: (i) any earned but unpaid salary; (ii) one year base salary (two years in the case of Ms. Bebo); (iii) 150% of target bonus (225% of base salary in the case of Ms. Bebo); (iv) one year auto allowance (two years of auto lease payments in the case of Ms. Bebo); (v) one year (two years in the case of Ms. Bebo) company contributions to deferred compensation plans; and (vi) up to one year (eighteen months in the case of Ms. Bebo) COBRA premiums. Except for any earned but unpaid salary at the time of termination, benefits under the employment agreements would be paid out monthly over a one-year (two-year in the case of Ms. Bebo) period. Information regarding potential payments under the agreements for the named executive officers is provided under the heading "Employment Contracts and Termination of Employment and Change-in Control Agreements." Payment of termination benefits is contingent on the employee executing a release and complying with non-disclosure, non-competition and non-solicitation covenants for a period of two years following termination of employment.

Section 162(m) Limitations. Section 162(m) of the Internal Revenue Code limits the tax deductibility of certain executive officers' compensation that exceeds $1 million per year unless certain requirements are met. The Compensation/Nomination/Governance Committee intends to qualify a sufficient amount of compensation to ALC's executive officers so that Section 162(m) of the Code will not adversely impact ALC.

Summary Compensation Table for Fiscal 2010

The following table summarizes the compensation in the fiscal years noted for the Company's principal executive officer, principal financial officer, and its other three most highly-compensated executive officers, which are collectively referred to in this section as the "named executive officers." The Board of Directors determined that the executive officers at the end of 2010 were Ms. Bebo, Mr. Buono, Mr. Fonstad, Mr. Levonowich and Ms. Zak-Kowalczyk.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[2]	All Other Compen-sation ($)[3]	Total ($)
Laurie A. Bebo	2010	500,000	—	384,560	374,063	—	101,249	1,359,872
President & Chief Executive	2009	424,400	—	171,000	340,185	—	93,387	1,028,972
Officer	2008	410,000	—	258,000	—	—	77,289	745,289
John Buono	2010	290,000	—	192,280	144,638	25,550	55,354	707,822
Senior Vice President, Chief	2009	259,600	—	85,500	138,724	16,764	54,754	555,342
Financial Officer & Treasurer	2008	250,000	—	129,000	—	—	58,473	437,473
Eric B. Fonstad [4]	2010	162,200	30,000	96,140	—	—	34,343	322,683
Former Senior Vice President,	2009	162,200	—	42,750	60,673	—	37,948	303,571
General Counsel & Secretary	2008	156,250	—	64,500	—	5	37,930	258,685
Walter A. Levonowich	2010	168,499	—	96,140	50,424	4,542	37,244	356,849
Vice President & Controller	2009	163,600	—	42,750	52,455	1,946	38,100	298,851
	2008	157,230	—	64,500	—	—	9,255	230,985
Mary T. Zak-Kowalczyk [5]	2010	150,250	—	48,070	29,160	—	9,006	236,486
Vice President & Corporate Secretary								

Notes

(1) Represents the aggregate grant date fair value of tandem stock options/stock appreciation rights granted during the year computed in accordance with Accounting Standards Codification Topic 718. The assumptions made in these valuations can be found in the Long-Term Equity-Based Compensation Program footnote to the financial statements in ALC's Annual Report on Form 10-K. Nine-elevenths of the awards for 2010 were subject to performance conditions. Four-fifths of the awards for 2009 were subject to performance conditions. All of the awards in 2008 were subject to performance conditions. The ultimate value of these awards depends upon, among other things, the number of awards that vest (based upon actual performance as compared to pre-defined goals). The amount listed is the maximum value of the awards at the grant date assuming that the highest level of performance condition was achieved. The actual value, if any, that a recipient will realize will depend on the excess of the market price of our common stock over the exercise price on the date the award is exercised, which cannot be forecasted with reasonable accuracy. Seven-elevenths of the tandem stock options/stock appreciation rights granted in 2010 were forfeited without becoming exercisable. One-fifth of the tandem stock options/stock appreciation rights granted in 2009 were forfeited without becoming exercisable. All of the tandem stock options/stock appreciation rights granted in 2008 were forfeited without becoming exercisable.

(2) Represents above market earnings on deferred compensation benefit and defined contribution retirement benefit accounts.

(3) The "All Other Compensation" column includes the following dollar amounts of perquisites and other benefits for 2010.

Name	Car Rental/ Allowance	ALC Contributions to Executive Retirement Program	ALC Contributions to Deferred Compensation Plan	ALC Contributions to 401(k) Plan	Long-Term Care & Supplemental Long-Term Disability Insurance	Tax Gross Up on Insurance	Total
Laurie A. Bebo	24,832	48,740	23,601	2,450	1,626	—	101,249
John Buono	7,800	28,545	13,801	2,450	2,758	—	55,354
Eric B. Fonstad	7,800	16,220	8,110	2,213	—	—	34,343
Walter A. Levonowich	7,800	16,768	8,125	2,150	2,401	—	37,244
Mary T. Zak-Kowalczyk	—	—	7,245	1,761	—	—	9,006

(4) Mr. Fonstad retired effective December 31, 2010.

(5) Ms. Zak-Kowalczyk was appointed as Vice President and Corporate Secretary effective December 31, 2010. No data appears for 2008 and 2009 because she was not a named executive officer during such periods.

2010 Grants of Plan-Based Awards

The following table provides information regarding awards during 2010 under ALCs annual performance-based cash incentive compensation program ("ACI") and long-term incentive compensation program ("LTI") to the individuals named in the Summary Compensation Table.

Compensation Table.

Grants of Plan-Based Awards

Name	Grant Date	Type of Award: Annual Cash Incentive or Long-Term Incentive	Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock And Option Awards
			Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #	(#)	($/Sh)	
Laurie A. Bebo		ACI	337,500	375,000	412,500						
	3/3/10	LTI				4,000	16,000	18,000	4,000	31.71	$ 384,560
John Buono		ACI	130,500	145,000	159,500						
	3/3/10	LTI				2,000	8,000	9,000	2,000	31.71	$ 192,280
Eric B. Fonstad		ACI	51,093	56,770	62,447						
	3/3/10	LTI				1,000	4,000	4,500	1,000	31.71	$ 96,140
Walter A. Levonowich		ACI	45,495	50,550	55,605						
	3/3/10	LTI				1,000	4,000	4,500	1,000	31.71	$ 96,140
Mary T. Zak-Kowalczyk		ACI	27,045	30,050	33,055						
	3/3/10	LTI				500	2,000	2,250	500	31.71	$ 48,070

The "Grant Date Fair Value of Stock and Option Awards" represents the aggregate grant date fair value of tandem stock options/stock appreciation rights granted during the year computed in accordance with Accounting Standards Codification Topic 718. The assumptions made in these valuations can be found in the Long-Term Equity-Based Compensation Program footnote to the financial statements in ALC's Annual Report on Form 10-K. The Compensation/Nomination/Governance Committee of the Board has determined that four-elevenths (4/11) of the grants vested become exercisable in one-third annual increments beginning March 3, 2011. The remaining seven-elevenths (7/11) expired. The actual value, if any, that a recipient will realize upon exercise of an option/stock appreciation right will depend on the excess of the market price of our common stock over the exercise price on the date the option/stock appreciation right is exercised, which cannot be forecasted with reasonable accuracy. The tandem stock options/stock appreciation rights listed above for Mr. Fonstad were forfeited, following his retirement, without being exercised.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested in 2010

The following table provides information about equity awards that were outstanding at fiscal year-end. There were no option exercises or stock vesting for any of the named executive officers during 2010.

Outstanding Equity Awards at Fiscal Year-End(1)

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)		Option Exercise Price ($)	Option Expiration Date
			Threshold	Maximum		
Laurie A. Bebo	5,334	10,666			$15.35	2/22/2014
		4,000	4,000	18,000	31.71	3/3/2015
John Buono	2,667	5,333			15.35	2/22/2014
		2,000	2,000	9,000	31.71	3/3/2015
Eric B. Fonstad (3)	1,334	2,666			15.35	2/22/2014
			1,000	4,500	31.71	3/3/2015
Walter A. Levonowich	1,334	2,666			15.35	2/22/2014
		1,000	1,000	4,500	31.71	3/3/2015
Mary T. Zak-Kowalczyk	667	1,333			15.35	2/22/2014
		500	500	2,250	31.71	3/3/2015

Notes

(1) Tandem stock options/stock appreciation rights were granted five years prior to the expiration date and each grant vests ratably over a three year period beginning with the first one-third vesting one year after the date of grant, the second one-third vesting two years after the date of grant, and the final one-third vesting three years after the date of grant.

(2) As discussed in the Compensation Discussion and Analysis, the Compensation/Nomination/ Governance Committee determined that the performance targets for these awards were achieved at the threshold level.

Tandem stock options/stock appreciation rights were granted five years prior to the expiration date and assuming satisfaction of specific performance targets each grant vests ratably over a three year period beginning with the first one-third vesting one year after the date of the grant, the second one-third vesting two years after the date of grant, and the final one-third vesting three years after the date of grant.

(3) The tandem stock options/stock appreciation rights listed above for Mr. Fonstad were forfeited, following his retirement, without being exercised.

Nonqualified Defined Contribution Plans

The following table provides information regarding ALC's defined contribution retirement plans, the Executive Retirement Program ("ERP") and the Deferred Compensation Plan ("DCP"). ALC does not maintain defined benefit retirement plans.

2010 Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
Laurie A. Bebo	ERP	-	48,740	185	-	349,273
	DCP	47,202	23,601	13,132	-	431,835
John Buono	ERP	-	28,545	30,613	-	137,819
	DCP	27,601	13,801	5,090	-	174,547
Eric B. Fonstad	ERP	-	16,220	34	-	66,964
	DCP	16,220	8,110	3,169	-	101,024
Walter A. Levonowich	ERP	-	16,768	7,545	-	76,357
	DCP	16,250	8,125	18,573	-	570,874
Mary T. Zak-Kowalczyk	ERP	-	-	-	-	-
	DCP	14,490	7,245	2,848	-	96,785

Notes

(1) Amounts in the Registrant Contributions in Last FY column are included in the All Other Compensation column of the Summary Compensation Table for 2010.

(2) The following amounts listed in the Aggregate Earnings in Last FYE column are considered above market earnings: $25,550 for Mr. Buono and $4,542 for Mr. Levonowich. These amounts are included in the Change in Pension Value and Deferred Compensation Earnings column of the Summary Compensation Table for 2010.

(3) The following amounts in the Aggregate Balance at Last FYE column were previously reported in the Summary Compensation Table for previous years: Ms. Bebo, $300,348 Executive Retirement and $347,900 Deferred Compensation; Mr. Buono, $78,661 Executive Retirement and $128,056 Deferred Compensation; Mr. Fonstad, $50,710 Executive Retirement and $73,526 Deferred Compensation; and Mr. Levonowich, $52,044 Executive Retirement and $527,926 Deferred Compensation.

ALC's defined contribution retirement plan for executives, the Executive Retirement Program, provides for a book entry to an account each month equal to 10% of the participant's base monthly salary. Executives are not allowed to make contributions to the Executive Retirement Program. Accounts are credited with deemed earnings as if it were invested in investment funds designated by the participant from a list of funds determined by the plan administrator. Participants may prospectively elect to reallocate their accounts among investment funds at times established by the plan administrator, which shall be no less frequently than quarterly. Participants' interests in the accounts vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. A participant's interest in an account also vests upon the death or disability of the participant. The individuals listed in the summary compensation table are vested in their plan accounts as follows: Ms. Bebo 100%; Mr. Buono 70%; Mr. Fonstad 70%; Mr. Levonowich 100%; and Ms. Zak-Kowalczyk 100%. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death do not begin until at least six month after separation.

ALC also sponsors a Deferred Compensation Plan that allows participating executives to elect to defer up to 10% of their base salaries. Compensation deferred is retained by ALC and credited to the participant's deferral account. The Deferred Compensation Plan credits participants' accounts with matching contributions equal to 50% of participants' elective deferrals. Participants' are fully vested in their deferral accounts as to amounts they elect to defer. Participants' interests in amounts ALC credits to their accounts as matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. The individuals listed in the summary compensation table are vested in their plan accounts as follows: Ms. Bebo 100%; Mr. Buono 70%; Mr. Fonstad 70%; Mr. Levonowich 100%; and Ms. Zak-Kowalczyk 100%. Withdrawals or distributions are not allowed while the executive remains an ALC employee other than the case of financial hardship due to unforeseen emergency. Following a participant's separation from ALC for any reason, the participant's interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death do not begin until at least six month after separation. The deferral and matching accounts are bookkeeping accounts only and are credited with interest at the prime rate.

Employment Contracts and Termination of Employment and Change-in-Control Agreements

Please see the Compensation Discussion and Analysis above for a discussion of the terms of employment agreements entered into between ALC and the individuals listed in the summary compensation table. The approximate dollar amounts that would have been payable to the individuals listed in the summary compensation table under the provisions of the employment agreements if the respective executive's employment had been terminated as of December 31, 2010 are listed below.

In the event of a change of control of ALC, unless provision is made in connection with the change of control for assumption, or substitution of, awards previously granted and unless otherwise provided in an award agreement: (i) any options and stock appreciation rights outstanding as of the date the change of control become fully exercisable and vested immediately prior to such change of control; (ii) all performance units and cash incentive awards are paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and (iii) all other outstanding awards are automatically deemed vested and exercisable and all restrictions and forfeiture provisions lapse.

Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

- the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;
- the approval by our stockholders of a plan of our complete liquidation or dissolution; or
- an acquisition by any individual, entity or group of beneficial ownership of 20% or more of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors.

The acquisition in fiscal 2010 by Thornridge Holdings Limited of all of the ALC shares formerly held by Scotia Investments and its subsidiaries did not constitute a change of control under the terms of the 2006 Omnibus Incentive Compensation Plan.

The following table and footnotes present potential payments to each named executive officer under various circumstances as if the officer's employment had been terminated on December 31, 2010, or if a change-in-control had occurred on such date. Please see the Compensation Discussion and Analysis above for a discussion of the terms of employment agreements entered into between ALC and the individuals listed in the summary compensation table.

	Severance Pay(1)($)	**Accelerated Unvested Equity(2)($)**	**Payment of Cash Incentive Award (3)($)**	**Benefits and Perquisites(4)($)**	**Other($)**	**Total($)**
Laurie A. Bebo						
Death or Disability	--	201,282	--	--	—	201,282
Voluntary Termination (for Good Reason)/Involuntary Termination (without cause)	1,000,000	—	1,125,000	199,664	—	2,324,664

Continued…	Severance Pay(1)($)	Accelerated Unvested Equity(2)($)	Payment of Cash Incentive Award (3)($)	Benefits and Perquisites(4)($)	Other($)	Total($)
Voluntary Termination (not for Good Reason)/Involuntary Termination (for cause)	—	—	—	—	—	—
Termination if Change-in-Control	1,000,000	201,282	1,125,000	199,664	—	2,525,946
Change in Control (no termination)	—	201,282	1,125,000	—	—	1,326,282
John Buono						
Death or Disability	—	100,641	—	—	—	100,641
Voluntary Termination (for Good Reason)/Involuntary Termination (without cause)	290,000	—	217,500	51,300	—	558,800
Voluntary Termination (not for Good Reason)/Involuntary Termination (for cause)	—	—	—	—	—	—
Termination if Change-in-Control	290,000	100,641	217,500	51,300	—	659,441
Change-in-Control (no termination)	—	100,641	217,500	—	—	318,141
Eric B. Fonstad						
Death or Disability	—	50,312	—	—	—	50,312
Voluntary Termination (for Good Reason)/Involuntary Termination (without cause)	162,200	—	85,155	32,130	—	279,485
Voluntary Termination (not for Good Reason)/Involuntary Termination (for cause)	—	—	—	—	—	—
Termination if Change-in-Control	162,200	50,312	85,155	32,130	—	329,797
Change-in-Control (no termination)	—	50,312	85,155	—	—	135,467

Continued...

	Severance Pay(1)($)	Accelerated Unvested Equity(2)($)	Payment of Cash Incentive Award (3)($)	Benefits and Perquisites(4)($)	Other($)	Total($)
Walter A. Levonowich						
Death or Disability	—	50,312	—	—	—	50,312
Voluntary Termination (for Good Reason)/Involuntary Termination (without cause)	168,499	—	75,825	33,075	—	277,399
Voluntary Termination (not for Good Reason)/Involuntary Termination (for cause)	—	—	—	—	—	—
Termination if Change-in-Control	168,499	50,312	75,825	33,075	—	327,710
Change-in-Control (no termination)	—	50,312	75,825	—	—	126,136
Mary T. Zak-Kowalczyk						
Death or Disability	—	25,156	—	—	—	25,156
Voluntary Termination (for Good Reason)/Involuntary Termination (without cause)	150,250	—	45,075	7,513	—	202,838
Voluntary Termination (not for Good Reason)/Involuntary Termination (for cause)	—	—	—	—	—	—
Termination if Change-in-Control	150,250	25,156	45,075	7,513	—	227,994
Change-in-Control (no termination)	—	25,156	45,075	—	—	70,231

Notes

(1) Upon termination due to death, disability or cause, the officer or his/her estate will be paid the officer's salary and accrued benefits earned up to the date of termination. Upon voluntary termination due to good reason or involuntary termination without cause, the officer shall be paid one year of base salary (except for Ms. Bebo who will be paid two years of base salary).

(2) The tandem stock options/stock appreciation rights, to the extent outstanding, shall become immediately vested and fully exercisable upon termination due to a change in control or upon death or disability. In the event of a voluntary termination by an officer, the portion of the employee's tandem stock options/stock appreciation

rights, if any, which is exercisable at the time of such termination may be exercised in accordance with the tandem stock options/stock appreciation rights award agreement. The amount above is the value of accelerating the exercise date of the tandem stock options/stock appreciation rights, and was determined for tandem stock options/stock appreciation rights that were not exercisable on December 31, 2010 but were in the money on that date. The number of such tandem stock options/stock appreciation rights was multiplied by the difference between the market price of the stock on December 31, 2010, and the exercise price of the tandem stock options/stock appreciation rights.

(3) Upon termination by an officer for good reason or by ALC without cause, the officer shall receive a bonus payment equal to 150% of the bonus payment which would have been payable to the officer if the officer had remained employed in the year in which the termination occurs on the assumption that 100% of the bonus payment would have been achieved (except for Ms. Bebo who will be paid a bonus at the rate of 2.25 times her annual base salary). For all other terminations, the officer will not receive any bonus payment.

(4) Upon termination by an officer for good reason or by ALC without cause, an officer who is receiving a car allowance as of the date of termination shall be eligible for the cash equivalent of 12 months of the car allowance provided at the date of termination ($650 per month except for Ms. Bebo who will receive $2,069 for 24 months). Upon termination by an officer for good reason or by ALC without cause, ALC will credit an amount equal to one year (two years for Ms. Bebo) of company contributions to deferred compensation and executive retirement plans (10% contribution for ERP and 50% company match of the officer's 10% contribution to DCP). For all terminations, the officer shall be entitled to all vested deferred compensation of any kind at such times and in such amounts provided under the terms of the applicable deferred compensation plan.

COMPENSATION COMMITTEE REPORT

In accordance with its written Charter adopted by the Board of Directors, the Compensation/Nomination/Governance Committee has oversight responsibility for compensation matters. The Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement and, based on that review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The foregoing report has been approved by all members of the Committee.

Derek H.L. Buntain, Chair
Alan Bell
Michael J. Spector

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities authorized for issuance under equity compensation plans as of December 31, 2010. As discussed in the Compensation Discussion and Analysis, the performance targets related to 61,250 of the tandem stock options/stock appreciation rights granted to employees in 2010 were achieved at the threshold level. Tandem stock options/stock appreciation rights with respect to 100,334 tandem stock options/stock appreciation rights granted to employees in 2009 and 2010 and all 104,000 tandem stock options/stock appreciation rights granted to directors in 2008, 2009 and 2010 remain outstanding.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	265,584	$26.12	534,416
Equity compensation plans not approved by security holders	—	—	—
Total	265,584	$26.12	534,416

The 2006 Omnibus Incentive Compensation Plan was initially approved by ALCs sole stockholder in 2006 and approved again by ALC stockholders at the 2008 annual meeting. The plan provides for the grant of equity incentive compensation awards and non-equity incentive compensation awards to ALC directors, officers, employees or consultants (including prospective directors, officers, employees or consultants). The plan provides for the grant of options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, cash incentive awards and other equity-based or equity-related awards. The plan is administered by the Compensation/Nominating/Governance Committee.

The aggregate number of shares of our Class A Common Stock that may be delivered pursuant to awards granted under the plan is 800,000, subject to anti-dilution adjustments as provided in the plan. If an award granted under the plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by the award will again be available to be awarded. In general, if shares are surrendered or tendered in payment of the exercise price of an award or any taxes required to be withheld in respect of an award, the surrendered or tendered shares become available to be awarded under the plan. Unless otherwise specified in the applicable award agreement, options vest and become exercisable in 25% increments on each of the first four anniversaries of the date of grant. Since 2006, all award agreements for option grants under the 2006 Omnibus Incentive Compensation have specified that, subject to any performance-based vesting requirements, the options vest and become exercisable in one-third increments on each of the first three anniversaries of the date of grant.

In the event of a change of control of ALC, unless provision is made in connection with the change of control for assumption, or substitution of, awards previously granted and unless otherwise provided in an award agreement: (i) any options and stock appreciation rights outstanding as of the date the change of control become fully exercisable and vested immediately prior to such change of control; (ii) all performance units and cash incentive awards are paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and (iii) all other outstanding awards are automatically deemed vested and exercisable and all restrictions and forfeiture provisions lapse.

CERTAIN BUSINESS RELATIONSHIPS; RELATED PERSON TRANSACTIONS

The Board of Directors recognizes that related person transactions (generally, transactions between an officer or director or members of their immediate families and entities

ALC does business with or which own a significant amount of ALC's voting stock) may raise questions among stockholders as to whether those transactions are consistent with the best interests of ALC and its stockholders. It is ALC's policy to enter into or ratify a related person transaction only when the Board, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of ALC and its stockholders.

The Audit Committee has adopted written policies and procedures for the review, approval, or ratification of related person transactions. The Committee reviews the material facts of related person transactions and either approves or disapproves of the entry into the transactions. If advance Committee approval is not feasible, then the transaction may be ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the officer, director or family member interest in the transaction. No director may participate in any discussion or approval of a transaction for which he or she is a related person, except that the director is required to provide all material information concerning the transaction to the Audit Committee. If a transaction is ongoing, the Audit Committee may establish guidelines for ALC's management to follow in its ongoing dealings with the related person. The Audit Committee has reviewed and pre-approved certain types of related person transactions, including ordinary course compensation of officers and directors, transactions with other companies where the interest of the related person and the size of the transaction are limited, certain charitable transactions, transactions where all stockholders receive proportional rights, and certain banking-related services.

Other than transactions with Extendicare Real Estate Investment Trust (formerly Extendicare Inc.) ("Extendicare") discussed below, there were no related person transactions in 2010 that are required to be disclosed under Item 404(a) of Regulation S-K. Prior to November 10, 2006, ALC was wholly-owned by Extendicare. Following that date, none of ALC's voting stock was owned by Extendicare. In connection with the separation of ALC from Extendicare, the two companies entered into agreements in respect of the allocation of liabilities between the companies and certain services to be provided by Extendicare to ALC on an arms length basis and which are subject to a formal arbitration process if disputes arise. Until July 1, 2010, Extendicare provided services to ALC primarily related to payroll and benefit services. These agreements are discussed in more detail in ALC's proxy statement for the 2009 annual meeting of stockholders. Our Vice Chairman, Mr. Rhinelander, is also a trustee and Chairman of Extendicare. The Board determined that Mr. Rhinelander's roles as Chairman of Extendicare and as Vice Chairman of ALC do not interfere with the exercise of his independent judgment and independence from the management of ALC.

AUDIT COMMITTEE REPORT

In accordance with its written Charter adopted by the Board of Directors, the Audit Committee has oversight responsibility for the quality and integrity of the financial reporting, disclosure controls and procedures, and internal control and procedure practices of ALC. While the Audit Committee has oversight responsibility, the primary responsibility for ALC's financial reporting, disclosure controls and procedures, and internal controls and procedures rests with management, and with ALC's independent auditors responsible for auditing ALC's financial statements.

In discharging its oversight responsibility as to the audit process, the Audit Committee has received from Grant Thornton LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee concerning independence, discussed with the independent auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the independent auditors' independence. The Audit Committee also discussed with management, the internal auditors, and the independent auditors the quality and adequacy of ALC's internal controls and the internal audit group. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risk.

The Audit Committee discussed and reviewed with Grant Thornton LLP all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 and Rule 2-07 of Regulation S-X and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed the audited financial statements of ALC contained in its annual report on Form 10-K for the fiscal year ended December 31, 2010 with management and the independent auditors. Based on this review and discussion with management, the internal auditors and the independent auditors, the Audit Committee recommended to the Board of Directors that ALC's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

The foregoing report has been approved by all members of the Audit Committee.

Malen S. Ng, Chair
Alan Bell
Jesse C. Brotz
Derek H. L. Buntain
Charles H. Roadman II, MD

PROPOSAL 4: PROPOSAL RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed Grant Thornton LLP ("Grant Thornton"), independent registered public accountants, to be our principal independent auditors and to audit our consolidated financial statements for the year 2011 and has further directed that the appointment of Grant Thornton be submitted for ratification by our stockholders. Grant Thornton has served as our independent registered public accounting firm since October 16, 2006, and has reported on our consolidated financial statements since then.

A representative of Grant Thornton is expected to be present at the annual meeting and will be given the opportunity to make a statement and to respond to questions that may be asked by stockholders.

The Audit Committee has the responsibility for the selection of our independent auditors. Although stockholder ratification is not required for the selection of Grant Thornton, and although such ratification will not obligate us to continue the services of such firm, the Board of Directors is submitting the selection for ratification with a view towards soliciting our stockholders' opinion thereon, which may be taken into consideration in future deliberations. If the appointment is not ratified, the Audit Committee must then determine whether to appoint other auditors before the end of the current fiscal year and, in such case, our stockholders' opinions would be taken into consideration.

The Board of Directors unanimously recommends a vote "FOR" the ratification of Grant Thornton as our independent auditors.

FEES PAID TO INDEPENDENT AUDITORS

The Audit Committee retained Grant Thornton as independent registered public accountants to audit ALC's consolidated financial statements for the fiscal year ended December 31, 2010, and for the fiscal year ending December 31, 2011.

The following table summarizes fees for professional services rendered to ALC by Grant Thornton for the fiscal years ended December 31, 2010 and 2009, respectively.

Fees	2010	2009
Audit Fees	$227,906	$227,100
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$227,906	$227,100

Audit Fees. For the fiscal years ended December 31, 2010 and 2009, the "Audit Fees" reported above were billed by Grant Thornton for professional services rendered for the audit of ALC's annual financial statements, reviews of ALC's quarterly financial statements, and for services normally provided by the independent auditors in connection with statutory and regulatory filings and engagements.

Audit-Related Fees. No "Audit-Related Fees" were billed by Grant Thornton for the fiscal years ended December 31, 2010 and 2009.

Tax Fees. No "Tax Fees" were billed by Grant Thornton for the fiscal years ended December 31, 2010 and 2009.

All Other Fees. For the fiscal years ended December 31, 2010 and 2009, there were no other fees billed by Grant Thornton for professional services rendered for assistance not related to Audit Fees, Audit-Related Fees or Tax Fees.

Pre-Approval Policy and Independence

The Audit Committee has a policy requiring the pre-approval of all audit and permissible non-audit services provided by ALC's independent auditors. Under the policy, the Audit Committee is to specifically pre-approve any recurring audit and audit-related services to be provided during the following fiscal year. The Audit Committee also may generally pre-approve, up to a specified maximum amount, any nonrecurring audit and audit-related services for the following fiscal year. All pre-approved matters must be detailed as to the particular service or category of services to be provided, whether recurring or non-recurring, and reported to the Audit Committee at its next scheduled meeting. Permissible non-audit services are to be pre-approved on a case-by-case basis. The Audit Committee may delegate its pre-approval authority to any of its members, provided that such member reports all pre-approval decisions to the Audit Committee at its next scheduled meeting. ALC's independent auditors and members of management are required to report periodically to the Audit Committee the extent of all services provided in accordance with the pre-approval policy, including the amount of fees attributable to such services.

In accordance with Section 10A of the Securities Exchange Act of 1934, as amended by Section 202 of the Sarbanes-Oxley Act of 2002, ALC is required to disclose the approval by the Audit Committee of the Board of non-audit services performed by ALC's independent auditors. Non-audit services are services other than those provided in connection with an audit review of the financial statements. During the period covered by this filing, all audit-related fees, tax fees and all other fees, and the services rendered in connection with those fees, as reported in the table shown above, were approved by ALC's Audit Committee.

The Audit Committee considered the fact that Grant Thornton did not provide non-audit services to ALC in 2010, which the Committee determined was compatible with maintaining auditor independence.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and the persons who beneficially own more than ten percent of our Class A Common Stock to file reports of ownership and changes in ownership of ALC equity securities with the Securities and Exchange Commission. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended December 31, 2010, except that Thornridge Holdings Limited failed to timely file an Initial Statement of Beneficial Ownership of Securities on Form 3, and Scotia Investments Limited failed to timely file one Statement of Changes in Beneficial Ownership on Form 4 reporting the disposition of its share holdings in ALC. The Form 4 that was subsequently filed by Scotia Investments reported the disposition of its holdings in ALC in twelve transactions.

OTHER MATTERS

Additional Matters

The Board of Directors is not aware of any other matters that will be presented for action at the 2011 annual meeting. Should any additional matters properly come before the meeting, the persons named in the enclosed proxy will vote on those matters in accordance with their best judgment.

Submission of Stockholder Proposals

A stockholder who intends to present a stockholder's proposal at the 2012 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must deliver the proposal to ALC no later than November 22, 2011, if such proposal is to be included in ALC's proxy materials for the 2012 annual meeting.

A stockholder who intends to present business, other than a stockholder's proposal pursuant to Rule 14a-8, at the 2012 annual meeting must comply with the requirements set forth in ALC 's bylaws. Among other things, a stockholder must give written notice to the Secretary of ALC not less than 50 days and not more than 75 days prior to the anniversary date of the immediately preceding annual meeting. Since the 2011 annual meeting is scheduled to be held May 2, 2011, ALC must receive written notice of a stockholder's intent to present business, other than pursuant to Rule 14a-8, at the 2012 annual meeting no sooner than February 16, 2012 and no later than March 13, 2012. If the notice is received after March 13, 2012, then ALC is not required to present such proposal at the 2012 annual meeting because the notice will be considered untimely. If the Board of Directors chooses to present such a stockholder's proposal submitted after March 13, 2012, at the 2012 annual meeting, then the persons named in proxies solicited by the Board of Directors for such meeting may exercise discretionary voting power with respect to such proposal.

Cost of Proxy Solicitation

ALC will pay the cost of preparing, printing and mailing proxy materials as well as the cost of soliciting proxies on behalf of the Board. In addition to using mail services, ALC officers and other employees, without additional remuneration, may solicit proxies in person and by telephone, e-mail or facsimile transmission. ALC may retain a professional proxy solicitation firm, and pay such firm its customary fee, to solicit proxies from direct holders and from banks, brokers and other nominees having shares registered in their names that are beneficially owned by others.

Annual Report on Form 10-K

A copy (without exhibits) of ALC 's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, is being provided with this proxy statement. Pursuant to the rules of the Securities and Exchange Commission, services that deliver ALC's communications to stockholders who hold their shares through a bank, broker or other holder of record may deliver to multiple stockholders sharing the same address a single

copy of ALC's 2010 Annual Report on Form 10-K and this proxy statement. ALC will provide an additional copy of such Annual Report to any stockholder, without charge, upon written request of such stockholder. Such requests should be addressed to the attention of "Shareholder Relations" at Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051.

By Order of the Board of Directors,



Mary T. Zak-Kowalczyk
Vice President and Corporate Secretary

Menomonee Falls, Wisconsin
March 21, 2011

ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

ANNUAL REPORT ON FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2010
Or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number: 001-13498

Assisted Living Concepts, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**93-1148702**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051
(Address of Principal Executive Offices)
Telephone: (262) 257-8888
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Class A Common Stock, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2010 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $180 million. For purposes of this computation shares of Class B Common Stock were assumed to have the same market value as Class A Common Stock. Common shares held as of June 30, 2010 by executive officers, directors and holders of more than 5% of the outstanding common shares have been excluded from this computation because such persons or institutions may be deemed to be affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

As of March 3, 2011, the registrant had 10,003,069 shares of its Class A Common Stock, $0.01 par value outstanding and 1,468,553 shares of its Class B Common Stock, $0.01 par value outstanding.

Documents Incorporated by Reference

Certain sections of the registrant's definitive proxy statement relating to its 2011 annual stockholders' meeting to be held on May 2, 2011, are incorporated by reference into Part III of this Annual Report on Form 10-K.

ASSISTED LIVING CONCEPTS, INC.

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2010
TABLE OF CONTENTS

PART I

ITEM 1 — BUSINESS

The Company

As of December 31, 2010, Assisted Living Concepts, Inc. ("ALC") and its subsidiaries operated 211 senior living residences in 20 states in the United States totaling 9,305 units. ALC's residences typically range from 40 to 60 units and offer residents a supportive, home-like setting and assistance with the activities of daily living.

ALC became an independent, publicly traded company listed on the New York Stock Exchange on November 10, 2006 (the Separation Date") when shares of ALC Class A and Class B Common Stock were distributed by Extendicare Inc., now known as Extendicare Real Estate Investment Trust ("Extendicare"), to its stockholders ("the Separation").

References in this report to "Assisted Living Concepts," "ALC," "we," "our," and "us" refer to Assisted Living Concepts, Inc. and its consolidated subsidiaries, as constituted after the Separation, unless the context otherwise requires.

Effective March 16, 2009, ALC implemented a one-for-five reverse stock split of its Class A and Class B Common Stock. All share and per share data in this report have been adjusted to reflect this reverse stock split.

History

ALC was formed as a Nevada corporation in 1994. ALC operated as an independent company until January 31, 2005 when it was acquired by Extendicare Health Services, Inc. ("EHSI") (the "ALC Purchase"), a wholly-owned subsidiary of Extendicare. At that time, ALC operated 177 assisted living residences in 14 states with a total of 6,838 units.

Following the ALC Purchase, Extendicare consolidated its assisted living operations with ALC's and reorganized ALC's internal reporting structure and operations to include previously owned EHSI assisted living residences. Between January 31, 2005 and November 10, 2006, ALC operated its 177 original residences and between 29 and 35 residences owned by EHSI. Shortly before the Separation, ALC purchased 29 assisted living residences from EHSI consisting of approximately 1,412 units. In addition, on November 1, 2006, ALC acquired an assisted living residence in Escanaba, Michigan consisting of 40 units from an unrelated third party. Together with ALC's original 6,838 units and after certain other adjustments, ALC operated a total of 8,302 units at December 31, 2006. On July 20, 2007 ALC acquired a 185 unit property in Dubuque, Iowa and in the fourth quarter of 2007, opened additions to two existing properties which added 48 units. ALC operated 8,535 units as of December 31, 2007. On January 1, 2008, ALC acquired the operations of eight leased residences totaling 541 units and at the end of the fourth quarter of 2008, ALC opened additions on four of its properties adding an additional 78 units. ALC operated 9,154 units at December 31, 2008. During 2009, ALC opened additions on 12 of its properties adding an additional 244 units and combined two residences located on the same campus. After the close of business on December 31, 2009, ALC ceased to operate four previously leased properties consisting of 118 units. As of January 1, 2010, ALC operated 211 properties with 9,280 units in 20 states. During 2010, ALC opened an addition on one property adding 25 additional units. ALC operated 9,305 units at December 31, 2010.

On June 19, 2006, ALC formed Pearson Insurance Company, LTD ("Pearson"), a wholly-owned, consolidated, Bermuda-based captive insurance company, to self-insure general and professional liability risks. On July 30, 2009, ALC formed Swan Home Health, LLC ("Swan Home Health"), a wholly-owned consolidated subsidiary, to provide health care services in certain of our residences. In addition, on October 14, 2010, ALC formed Swan Companion Care, LLC ("Swan Companion Care") a wholly-owned consolidated subsidiary, to provide health care services in our residence located in Alabama.

Financial Presentation

For periods prior to the Separation Date, the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- 177 assisted living residences operated by ALC since the ALC Purchase:
- the assisted living residences operated by EHSI through the Separation Date, which ranged from 29 to 36 residences between January 1, 2003 and the date of the ALC Purchase and consisted of 32 residences operated by EHSI at December 31, 2005;

- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005;
- Pearson since its formation; and
- A residence in Escanaba, Michigan since its acquisition on November 1, 2006.

After the Separation Date, the consolidated financial statements represent Pearson, the 177 assisted living residences operated by ALC prior to the Separation, 29 residences purchased from EHSI shortly before the Separation (two of which were combined into one residence in 2009), one residence acquired by ALC in November 2006, one residence acquired by ALC in July 2007 and eight leased residences acquired by ALC in January 2008, from and after their respective dates of acquisition, 78 units opened as part of additions to existing residences in 2008, 244 units opened as part of additions to existing residences in 2009 and 25 units opened as part of additions in 2010 and Swan Home Health and Swan Companion Care since their formation.

After the close of business on December 31, 2009, ALC ceased to operate four previously leased properties consisting of 118 units. All previously reported data relating to these units have been reclassified to discontinued operations. As of December 31, 2010, ALC operated 211 residences with 9,305 units in 20 states.

ALC operates in a single business segment with all revenues generated from those properties located within the United States.

Our Business

We operate senior living residences that provide seniors with a supportive, home-like setting with care and services, including 24-hour assistance with activities of daily living, medication management, life enrichment, health and wellness, and other services either directly from ALC employees or indirectly through wholly-owned health care service subsidiaries. See "Our Services" below. Our residences are in the middle of a broad spectrum of senior living options that ranges from apartments to skilled nursing facilities. In general, the type of senior living residence that is appropriate for a senior depends on his or her particular preferences and life circumstances, especially health and physical condition and the corresponding level of care that he or she requires. Seniors may move into one of our residences by choice or by necessity. As of December 31, 2010, we provided senior living accommodations and services through 211 residences containing 9,305 units located in 20 states.

Our residences are purpose-built to meet the special needs of seniors and typically are located in targeted, middle-market suburban bedroom communities that were selected on the basis of a number of factors, including the size of our targeted demographic resident pool in the community. Our residences include features designed to appeal to seniors and their decision makers. The majority of our residences are 40 to 60 units, single story, square shaped buildings with an enclosed courtyard, a mix of studio and one-bedroom apartments, and wide hallways to accommodate our residents who use walkers and wheelchairs. The relatively small number of units in our residences and the design of our buildings enhance our ability to provide effective security and care, while also appealing to seniors who generally prefer easy access to their living quarters, pleasing aesthetics, and simplicity of design. At December 31, 2010, we owned 161 of our residences and operated 50 under various leases.

Our Services

Seniors in our residences are individuals who, for a variety of reasons, elect not to live alone, but do not need the 24-hour medical care provided in skilled nursing facilities. We design the services provided to these residents to respond to their individual needs and to improve their quality of life. This individualized assistance is available 24 hours a day and includes routine health-related services, which are made available and are provided according to the resident's individual needs and state regulatory requirements. Available services include:

- general services, such as meals, activities, laundry and housekeeping,
- support services, such as assistance with medication, monitoring health status, coordination of transportation, and coordination with physician offices,
- personal care, such as dressing, grooming and bathing, and
- a safe and secure environment with 24-hour access to assistance.

We also arrange access to additional services from third-party providers beyond basic housing and related services, including physical, occupational and respiratory therapy, home health, hospice, and pharmacy services.

Although a typical package of basic services provided to a resident includes meals, housekeeping, laundry and personal care, we accommodate the varying needs of our residents through the use of individual service plans and flexible staffing patterns. Our rate structure for services is based upon the acuity, or level, of services needed by each resident and individual service plans are based on periodic assessments of residents' care needs. Supplemental and specialized health-related services for those residents requiring 24-hour supervision or more extensive assistance with activities of daily living, are provided by third-party providers who are reimbursed directly by the resident or a third-party payer (such as Medicare, Medicaid or long-term care insurance).

Expansion Program

In February 2007, we announced plans to add a total of 400 units onto our existing owned residences. In 2008, 2009 and 2010, we completed, licensed and began accepting new residents in 78, 244, and 25 units, respectively, aggregating a total of 347 units. As of the date of this report, we are targeting completion of 20 units in the first quarter of 2011. Our cost has been approximately $113,000 per unit. We expended $41.1 million through December 31, 2010, and expect to spend an additional $0.4 million in 2011. We continue to evaluate expansion opportunities in promising markets.

Because we own rather than lease a significant number of our properties, we have the ability to add additional units onto existing properties without complications such as renegotiating leases with landlords. Expansions are targeted where existing residences have demonstrated the ability to support increased capacity. We continually evaluate ways to expand our portfolio of properties. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview," in this Annual Report for a discussion of our business strategies.

Discontinued Operations

On January 1, 2005, ALC entered into a master lease agreement for five residences located in Oregon totaling 157 units. The master lease gave ALC the right to purchase all five buildings for total consideration of $10.3 million consisting of the assumption of $4.7 million of Oregon Housing and Community Services Bonds and $5.6 million in cash. The master lease provided that, in the event the option was not exercised, ALC would continue to lease one of the residences under a prior operating lease. Based upon the operating performance, the assumption of bonds with an average interest rate of 8.03%, and various operating restrictions under the bond indentures, ALC determined it was not economically or operationally prudent to exercise the option to purchase these properties.

ALC ceased operating four of these residences consisting of 118 units following the close of business on December 31, 2009, and has classified these residences as discontinued operations. ALC will continue operating one residence consisting of 39 units under an operating lease expiring in February 2014 (with a right to extend an additional five years).

Servicemarks

We market and operate all of our residences under their own unique names. We do not consider servicemarks to be important to our business.

Seasonality

While our business generally does not experience significant fluctuations from seasonality, winter months tend to result in more residents exiting our residences due to illnesses requiring hospitalization or skilled nursing facility services. Approximately 23%, 22%, and 21% of our residence operating expenses came from property related costs, including utilities, in 2010, 2009, and 2008, respectively. Because we operate in many four season states, utility costs associated with heating and cooling our residences tend to fluctuate by season. Generally, our first and third quarter utility costs tend to exceed our second and fourth quarter utility expenses by approximately 25% to 35%.

Working Capital

It is not unusual for us to operate with a negative working capital position because our revenues are collected more quickly, often in advance, than our obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or used to repay longer term liabilities.

Customers

Payments from residents (or their responsible parties) who pay us directly ("private pay") comprised approximately 98%, 95% and 92% of our revenues in 2010, 2009 and 2008, respectively. Our business is not materially dependent upon any single customer. Although our reliance has significantly diminished, we depend upon funding from various state Medicaid programs for payments of service fees for residents who pay through these programs. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Medicaid Programs" below.

Government Regulation

State licensing agencies regulate certain of our operations and where applicable monitor our compliance with a variety of state and local laws governing licensure, changes of ownership, personal and nursing services, accommodations, construction, life safety, food service, and cosmetology. Generally, the state oversight and monitoring of senior living operators has been less burdensome than experienced in the skilled nursing industry. Areas most often regulated by these state agencies include:

- Qualifications of management and health care personnel;
- Minimum staffing levels;
- Dining services and overall sanitation;
- Personal care and nursing services;
- Assistance or administration of medication/pharmacy services;
- Residency agreements;
- Admission and retention criteria;
- Discharge and transfer requirements; and
- Resident rights.

Our residences may be subject to periodic unannounced surveys by state and other local government agencies to assess and assure compliance with the respective regulatory requirements. A survey can also occur following a state's receipt of a complaint regarding a residence. If one of our residences is cited for alleged deficiencies by the respective state or other agencies, we may be required to implement a plan of correction within a prescribed timeframe. Upon notification or receipt of a deficiency report, our regional and corporate teams assist the residence to develop, implement and submit an appropriate corrective action plan. Most state citations and deficiencies are resolved through the submission of a plan of correction that is reviewed and approved by the state agency. The survey team will conduct a re-visit to validate substantial compliance with the state rules and regulations.

Health Privacy Regulations and Health Insurance Portability and Accountability Act

Our residences are subject to state laws to protect the confidentiality of our residents' health information. We have implemented procedures to meet the requirements of the state laws and we train our residence personnel on those requirements.

We are not a covered entity in respect of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. However, residences which electronically invoice state Medicaid programs are considered covered entities and are subject to HIPAA and its implementing regulations. Currently, we electronically invoice state Medicaid programs in seventeen residences in three states. We use state provided software to reduce the complexity and risk in compliance with the HIPAA regulations. HIPAA requires us to comply with standards for the exchange of health information at those residences and to protect the confidentiality and security of health data. The Department of Health and Human Services has issued four rules that mandate the standards with respect to certain healthcare transactions and health information under HIPAA. The four rules pertain to:

- privacy standards to protect the privacy of certain individually identifiable health information;
- standards for electronic data transactions and code sets to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner;
- security of electronic health information privacy; and

- use of a unique national provider identifier.

We believe we are in compliance with these rules as they currently affect our residences that electronically invoice state Medicaid programs. We monitor compliance with health privacy rules including the HIPAA standards. Should it be determined that we have not complied with the new standards, we could be subject to criminal penalties and civil sanctions.

Backlog

The nature of our business does not result in backlogs.

Medicaid Programs

As of December 31, 2010, 22 of our 211 residences participated in State Medicaid programs and at December 31, 2010, 97 of our 9,305 units were occupied by Medicaid residents. Medicaid programs generally reimburse providers for the cost associated with the service component of our operations. Medicaid residents are responsible to pay a certain amount of their available income each month to cover the room and board costs. The reimbursement rates paid to providers are established by state Medicaid departments. The same rates are paid to all providers irrespective of their actual costs. Reimbursement rates vary significantly from state to state.

In recent years, as state budgets have tightened, Medicaid annual rate increases for home and community-based services have decreased and in some instances rates have been frozen or have declined for several years. In order to reduce our reliance upon Medicaid funding, over the last year we decreased the number of our residences participating in the Medicaid program by approximately 56%. Medicaid revenues represented 2%, 5% and 8% of our overall revenues for 2010, 2009 and 2008, respectively. Our election to accept Medicaid within a state is on a residence by residence basis and we are not required to remain in any Medicaid programs (subject to notification requirements where required).

Competition

Although short-term data indicates limited new supply coming into the markets we serve, long-term, we expect to face increased competition from new market entrants as the demand for senior living grows. Providers of senior living residences compete for residents primarily on the basis of quality of care, price, reputation, physical appearance of the residences, services offered, family preferences, physician referrals, and location. Some of our competitors operate on a not-for-profit basis or as charitable organizations. In addition, we compete with home-based residential care, either provided by family members or other third parties. As the general economy declines and unemployment increases, families are less able to afford our residences or are more willing or available to care for family members at home.

We compete directly with companies that provide living services to seniors as well as other companies that provide similar long-term care alternatives. In most of the communities in which we operate, we face two or three competitors that offer senior living residences similar to ours in size, price and range of services offered. In addition, we face competition from other providers in the senior living industry including companies that provide adult day care in the home, congregate care residences where residents elect the services to be provided, continuing care retirement centers on campus-like settings, and nursing homes that provide long-term care services.

We prefer to own our residences and, therefore, compete with various real estate investors, such as joint ventures, real estate investment trusts ("REITs") and real estate developers, for land and facility purchases. Generally, real estate investors purchase or construct senior living residences and enter into management agreements with operators. In July 2008, the Health Care REIT provision of the REIT Improvement Diversification and Empowerment Act was passed as part of the Housing Assistance Act of 2008 allowing REITs to realize more value from their existing properties. Real estate investment companies which may have substantially more resources and greater access to capital markets may compete with us for acquisitions in markets in which we operate or in which we look to operate.

The senior living industry, and specifically the independent living and assisted living segments, is large and fragmented. It is characterized by numerous local and regional operators, although there are several national operators similar in size or larger than us. The independent and senior living industry can be segregated into different market segments based upon the resources of the target population and the geographic area surrounding the operating residence. We compete with the national operators, as well as a combination of local and regional companies, several of which may have substantially more resources than us, directly or indirectly in the middle-market, suburban bedroom communities that we target.

We believe that some markets, including some of the markets in which we operate, may have been overbuilt, in part because regulations and other barriers to entry into the assisted living industry are not substantial. In addition, because the number of people who can afford to pay our daily resident fee is limited, the supply of senior living residences may outpace demand in some markets. The impacts of such overbuilding include:

- increased time to reach capacity at assisted living residences;
- loss of existing residents to new residences;
- pressure to lower or refrain from increasing rates;
- competition for workers in tight labor markets; and
- lower margins until excess units are absorbed.

In general, the markets in which we currently operate are capable of supporting only three or four senior living residences.

We believe that each local market is different, and our responses to the specific competitive environment in any market will vary. However, if a competitor were to attempt to enter one of the markets in which we operate, we may be required to reduce our rates, provide additional services, or expand our residence to meet perceived additional demand. We may not be able to compete effectively in markets that become overbuilt.

We believe our major competitive strengths are:

- the size and breadth of our portfolio, and the depth of our experience in the senior living industry, which allow us to achieve operating efficiencies that many of our competitors in the highly fragmented senior living industry cannot;
- our ownership of 161 assisted living residences, or more than 76% of the total number of residences we operate, which increases our operating flexibility by allowing us to refurbish or expand residences to meet changing consumer demands without having to obtain landlord consent, and divest residences and exit markets at our discretion;
- the staffing model of our residences which emphasizes the importance we place on delivering quality care to our residents, with a particular emphasis on preventative care and wellness; and
- targeting communities based on their demographic profile, the average wealth of the population, and the cost of operating in the community.

Employees

As of December 31, 2010, we employed approximately 4,200 people, including approximately 300 registered and licensed practical nurses, 2,400 nursing assistants and 1,500 dietary, housekeeping, maintenance and other staff.

We have not been subject to union organization efforts at our residences. To our knowledge, we have not been and are not currently subject to any other organizational efforts.

We compete with other healthcare providers for nurses and residence directors and with various industries for healthcare assistants and other lower-wage employees. To the extent practicable, we avoid using temporary staff. We have been subject to additional costs associated with the increasing levels of reference and criminal background checks that we have performed on our hired staff to ensure that they are suitable for the functions they will perform within our residences. Our inability to control labor availability and costs could have a material adverse effect on our future operating results.

Corporate Organization

Our corporate headquarters is located in Menomonee Falls, Wisconsin, where we have centralized various functions in support of our operations, including our human resources, legal, purchasing, internal audit, and accounting and information technology support functions. At our corporate offices, senior management provides overall strategic direction, seeks development and acquisition opportunities, and manages the overall business. The human resources function implements corporate personnel policies and administers wage and benefit programs. We have dedicated clinical, accounting, legal, marketing, and risk management support groups for our operations. Senior departmental staff are responsible for the development and implementation of corporate-wide policies pertaining to resident care, employee hiring, training and retention, marketing initiatives and strategies, risk management, residence maintenance, and project coordination.

We have offices in Dallas, Texas, Seattle, Washington, and Menomonee Falls, Wisconsin that oversee our operations in our geographic divisions. A small staff in each office is responsible for overseeing all operational aspects of our residences in the respective divisions through teams of professionals located throughout the area. The area team is responsible for compliance with standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, transactional accounting support, and participation in state associations.

Our operations are organized into a number of different direct and indirect wholly-owned subsidiaries primarily for legal purposes. We manage our operations as a single unit. Operating policies and procedures are substantially the same at each subsidiary. Several of our subsidiaries own and operate a significant number of our total portfolio of residences. No single residence generates more than 2.0% of our total revenues.

Legal Proceedings and Insurance

The provision of services in senior living residences involves an inherent risk of personal injury liability. Senior living residences are subject to general and professional liability lawsuits alleging negligence of care and services and related legal theories. Some of these lawsuits may involve substantial claims and can result in significant legal defense costs.

We insure against general and professional liability risks in loss-sensitive insurance policies with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of the business, historical experience, and industry standards. We are responsible for the costs of claims up to self-insured limits determined by individual policies and subject to aggregate limits.

On November 19, 2010, the New Jersey Department of Health and Senior Services ("DHSS") issued a cease and desist order alleging that ALC was operating four unlicensed assisted living residences in the state of New Jersey. The order assessed a fine of $2,500 per day, per building beginning October 16, 2010. ALC management disagrees with DHSS' allegations and has filed a timely appeal with the New Jersey Office of Administrative Law ("OAL"). This appeal is currently pending.

At the request of DHSS, ALC attended a meeting in January, 2011 with representatives from this agency and the Department of Community Affairs wherein the parties discussed the potential settlement of this dispute. An initial settlement proposal sent to ALC by DHSS included payments by ALC of certain administrative costs, but no monetary penalties related to the cease and desist order. Since the cease and desist order is based on a per day fine and limitations on the operation of the business in the state of New Jersey, the financial impact to ALC can not be determined at this time and could be material to the operations and financial condition of ALC. ALC believes the cease and desist order is without merit and that the resolution of this matter will not have a material effect on the operations or financial condition of ALC.

Available Information

Our Internet address is www.alcco.com. There we make available, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and any amendments to those reports as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A — RISK FACTORS

If any of the risk factors described below develop into an actual event, it could have a material adverse effect on our business, financial condition, or results of operations. These are not the only risks facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could also adversely affect our business.

Risks Relating to Our Business

Unfavorable economic conditions, such as recessions, high unemployment, and declining housing markets, adversely affect the ability of seniors to afford our resident fees and could cause occupancy, revenues, and earnings to decline.

Economic downturns limit the ability of seniors to afford our resident fees. High unemployment levels may limit the ability of family members to provide financial support and may provide family members with the time necessary to take care of seniors in their homes. Some residents depend on income from the sale of their homes or from other investments or financial support from family members in order to afford our resident fees. Costs to seniors associated with senior living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Our occupancy rates and revenues could decline if we are unable to retain or attract seniors with sufficient income, assets or other resources required to pay the fees associated with senior living services. If our average daily census in 2010 had decreased by one percentage point proportionately across all payer sources, we estimate our revenue would have decreased by approximately $2.3 million.

We face numerous competitors and, if we are unable to compete successfully, we could lose occupancy, revenues and earnings.

Our business is highly competitive, particularly with respect to private pay residents. We compete locally and regionally with other long-term care providers, including assisted and independent living providers, congregate care providers, home healthcare providers, skilled nursing facilities, and continuing care retirement communities, including both for-profit and not-for-profit entities. We compete based on price, the types of services provided, quality of care, reputation, and the age and appearance of residences. Because there are relatively few barriers to entry in the senior living industry, competitors could enter the areas in which we operate with new residences or upgrade existing residences and offer residents more appealing residences with more amenities than ours at a lower cost. The availability and quality of competing residences in the areas in which we operate can significantly influence occupancy levels in our residences. The entrance of any additional competitors or the expansion of existing competing residences could result in our loss of occupancy, revenues and earnings.

If we fail to cultivate new or maintain existing relationships with resident referral sources in the markets in which we operate, our occupancy, revenues, and earnings may deteriorate.

Our ability to improve our overall occupancy, revenues and earnings depends on our reputation in the communities we serve and our ability to successfully market to our target population. A large part of our marketing and sales efforts is directed towards cultivating and maintaining relationships with key community organizations who work with seniors, physicians and other healthcare providers in the communities we serve, whose referral practices significantly affect the choices seniors make with respect to their long-term care needs. If we are unable to successfully cultivate and maintain strong relationships with these community organizations, physicians and other healthcare providers, our occupancy, revenues and earnings could decline.

Events which adversely affect the perceived desirability, health or safety of our residences to current or potential residents could cause occupancy, revenues, and earnings to decline.

Our success depends upon maintaining our reputation for providing quality senior living services. In addition, our residents live in close proximity to one another and may be more susceptible to disease than the general population. Any event that raises questions about the quality of the management of one or more of our residences or that raises issues about the health or safety of our residents could cause occupancy, revenues, and earnings to decline.

Decisions by residents to terminate their residency agreements could adversely affect our occupancy revenues and earnings.

State regulations governing assisted living residences require a written residency agreement with each resident. These regulations also require that residents have the right to terminate their residency agreements for any reason on reasonable notice. Accordingly, many of our residency agreements allow residents to terminate their agreements upon 0 to 30 days' notice. If multiple residents terminate their residency agreements at or around the same time, our occupancy, revenues and earnings could decrease.

Labor costs comprise a substantial portion of our operating expenses. An increase in wages, as a result of a shortage of qualified personnel or otherwise, or an increase in staffing requirements as a result of regulatory changes, could substantially increase our operating costs and reduce our earnings.

We compete with other healthcare providers for residence directors and nurses and with various industries for healthcare assistants and other employees. A shortage of nurses and other trained personnel and general inflationary pressures may force us to enhance our wage and benefits packages in order to compete for qualified personnel. In order to supplement staffing levels, we periodically may be forced to use more costly temporary help from staffing agencies. Because labor costs represent a substantial portion of our operating expenses, increases in wage rates could increase costs and reduce earnings. In addition, regulatory changes could increase staffing requirements which could increase costs and reduce earnings.

We may not be able to increase residents' fees enough to cover increased energy, food or other costs, which could reduce our earnings.

Energy and food costs comprise a significant portion of our operating expenses. We generally try to pass increases in energy, food and other costs on to our residents but may not be able to if residents are not able to afford the increased costs. Increased energy, food, and other costs could reduce earnings, lower revenues from lower occupancy following rate increases, or both.

We may not be able to compete effectively in those markets where overbuilding exists and future overbuilding in markets where we operate could adversely affect our operations.

Overbuilding in the senior living industry in the late 1990s reduced occupancy and revenue rates at senior living residences. This, combined with unsustainable levels of indebtedness, forced several senior living operators, including ALC, into bankruptcy. The occurrence of another period of overbuilding could adversely affect our future occupancy and resident fee rates.

We may not be able to successfully complete the acquisition of new residences or the expansion of existing residences which could adversely affect our operations.

Our growth strategy includes the acquisition of new residences as well as the expansion of existing residences. We select acquisition and expansion candidates with the expectation that they will add value to ALC. However, there is no assurance that we will be successful in selecting the right residences to acquire or expand, that acquisitions or expansions will be completed without unexpected negative surprises, or that we will be successful in filling new residential units. Failure to successfully complete acquisitions or expansions could adversely affect our operations and financial results.

Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.

Several real estate investment trusts, or REITs, have similar acquisition objectives as we do, as well as greater financial resources and lower costs of capital than we may be able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirers in the senior living industry, including REITs, and we may not be able to successfully implement our growth strategy or complete acquisitions as a result of competition from REITs.

We operate in an industry that has an inherent risk of personal injury claims. If one or more claims are successfully made against us, our financial condition and results of operations could be materially and adversely affected.

Personal injury claims and lawsuits can result in significant legal defense costs, settlement amounts and awards. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. We insure against general and professional liability risks with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of our business, historical experience and industry standards. We are responsible for the costs of claims up to a self-insured limit determined by individual policies and subject to aggregate limits. We accrue for self-insured liabilities based upon an actuarial projection of future self-insured liabilities, and have an independent actuary review our claims experience and attest to the adequacy of our accrual on an annual basis. Claims in excess of our insurance may, however, be asserted and claims against us may not be covered by our insurance policies. If a lawsuit or claim arises that ultimately results in an uninsured loss or a loss in excess of insured limits, our financial condition and results of operation could be materially and adversely affected. Furthermore, claims against us, regardless of their merit or eventual outcome, could have a negative effect on our reputation and our ability to attract residents and could cause us to incur significant defense costs and our management to devote time to matters unrelated to the day-to-day operation of our business.

We self-insure a portion of our general and professional liability, workers' compensation, health and dental and certain other risks.

We insure against general and professional liability and workers' compensation risks with levels of coverage and self-insured retention levels that we believe are adequate based upon the nature and risk of the business, historical experience, and industry standards. In addition, for the majority of our employees, we self-insure our health and dental coverage. Our costs related to our self-insurance are a direct result of claims incurred, some of which are not within our control. Although we employ risk management personnel to manage liability risks, maintain safe workplaces, and manage workers' compensation claims and we use a third-party provider to manage our health claims, any materially adverse claim experience could have an adverse affect on our business.

Our planned exit from Medicaid programs has resulted in a significant number of vacancies.

Our strategy to increase revenues by increasing the proportion of units that are occupied by private pay residents included a planned, gradual exit from state Medicaid programs. As we exit these programs, units formerly occupied by Medicaid residents became available for private pay residents. There is no assurance that we will be successful in filling these vacant units with private pay residents. Failure to successfully fill vacated units with private pay residents on a timely basis could adversely affect our operations and financial results.

We operate in a regulated industry. Failure to comply with laws or government regulation could lead to fines and penalties.

The regulatory requirements for assisted living residence licensure generally prescribe standards relating to the provision of services, resident rights, qualification and level of staffing, employee training, administration and supervision of medication needs for the residents, and the physical environment and administration. These requirements could affect our ability to expand into new markets, to expand our services and residences in existing markets and, if any of our presently licensed residences were to operate outside of its licensing authority, may subject us to penalties including closure of the residence. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer.

Compliance with the Americans with Disabilities Act, Fair Housing Act, and fire, safety and other regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition.

Our residences are required to comply with the Americans with Disabilities Act, or ADA. The ADA generally requires that buildings be made accessible to people with disabilities. We must also comply with the Fair Housing Act, which prohibits discrimination against individuals on certain bases if it would cause such individuals to face barriers in gaining residency in any of our residences. In addition, we are required to operate our residences in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. We may be required to make substantial expenditures to comply with those requirements.

We face periodic reviews, audits and investigations from federal and state government agencies and these audits could have adverse findings that may negatively impact our business.

We are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. An adverse review, audit or investigation could result in refunding amounts we have been paid, fines, penalties and other sanctions, loss of our right to participate in the Medicaid programs or one or more private payer networks, and damage to our reputation. We also are subject to potential lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits.

Market conditions could restrict our ability to fill refurbished residences and expansion units.

Our business strategies include refurbishing under-performing residences and expanding high-performing residences to attract new residents. If we fail to fill refurbished or expanded residences, it could adversely affect operating results.

State regulations affecting the construction or expansion of healthcare providers could impair our ability to expand through construction and redevelopment.

Several states have established certificate of need processes to regulate the expansion of assisted living residences. If additional states implement certificate of need or other similar requirements for assisted living residences, our failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals, and possible delays and expenses associated with obtaining such approvals, could adversely affect our ability to expand and, accordingly, to increase revenues and earnings.

Risks Relating to Our Indebtedness and Lease Arrangements

Financial market conditions could restrict the availability of credit which could adversely affect our ability to refinance indebtedness or to borrow funds for working capital, acquisitions, expansions and share repurchases.

We believe the lenders under our new $125 million revolving credit facility with U.S. Bank National Association will continue to meet their obligations to fund our borrowing requests. However, given uncertainty in financial markets, we can not provide assurance of their continued ability to meet their obligations under the credit facility. We believe that existing funds and cash flow from operations will be sufficient to fund our operations, expansion program, and required payments of principal and interest on our debt until the maturity of our $125 million credit facility in February 2016. In the event that our lenders were unable to fulfill their obligations to provide funds upon our request under the $125 million revolving credit facility, it could have a material adverse impact on our ability to fund future expansions, acquisitions and share repurchases.

Our credit facility, existing mortgage loans and lease agreements contain covenants that restrict our operations. Any default under such facilities, loans or leases could result in the acceleration of indebtedness, cross-defaults, or lease terminations, any of which would negatively impact our liquidity and our ability to grow our business and increase revenues.

Our credit facility contains financial covenants and cross-default provisions that may inhibit our ability to grow our business and increase revenues. In some cases, indebtedness is secured by both a mortgage on a residence (or residences) and a guaranty by us. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable and requiring us to fulfill our obligations to make such payments. In addition, our leases contain financial and operating covenants and cross default provisions. Breaches of certain lease covenants could give the landlord the right to require us to pre-pay future lease payments, write off our related assets, and replace us with new operators. The realization of any of these scenarios could have an adverse effect on our financial condition and capital structure. Further, because our mortgages and leases generally contain cross-default and cross-collateralization provisions, a default by us related to one residence could affect a significant number of residences and their corresponding financing arrangements and leases which could have a material adverse effect on our business as a whole.

If we do not comply with the requirements prescribed within our leases or debt agreements pertaining to revenue bonds, we would be subject to financial penalties.

In connection with the construction or lease of some of our residences, we or our landlord issued federal income tax exempt revenue bonds guaranteed by the states in which they were issued. Under the terms of the debt agreements relating to some of these bonds, we are required, among other things, to lease or make available at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs to us. For revenue bonds issued pursuant to our lease agreements, an event of default would result in a default of the terms of the lease and could adversely affect our financial condition and results of operations.

If we do not comply with terms of the leases related to certain of our assisted living residences, or if we fail to maintain the residences, we could be faced with financial penalties and/or the termination of the lease related to the residence.

Certain of our leases require us to maintain a standard of property appearance and maintenance, operating performance and insurance requirements and require us to provide the landlord with our financial records and grant the landlord the right to inspect the residences. Failure to meet the conditions of any particular lease could result in a default under such lease, which could lead to the loss of the right to operate on the premises, and financial and other costs.

Our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.

Our level of indebtedness and our long-term leases could adversely affect our future operations or impact our stockholders for several reasons, including, without limitation:

- we may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term leases;
- increases in our outstanding indebtedness, leverage and long-term leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

- increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.

Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures, or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our leases. The failure to make required payments on our debt or leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

Increases in market interest rates or various financial indices could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

To the extent they are unhedged, borrowings under our revolving credit facility are exposed to variable interest rates. In addition, some of our residences are leased under leases whose rental rates increase at their renewal dates based on financial indices such as the Consumer Price Index. Increases in prevailing interest rates, or financial indices, could increase our payment obligations which would negatively impact our liquidity and earnings.

Risks Relating to Our Class A Common Stock and Our Continuing Relationships with Thornridge Holdings Limited and Extendicare

Thornridge Holdings Limited has the ability to control the direction of our business. The concentrated ownership of our Class B Common Stock makes it difficult for holders of our Class A Common Stock to influence significant corporate decisions.

On December 6, 2010, Thornridge Holdings Limited ("Thornridge Holdings") (which is owned directly or indirectly by members of the extended family of Jean Hennigar, a daughter of the late R.A. Jodrey) filed a Schedule 13D with the United States Securities and Exchange Commission reporting that on November 5, 2010, Blomidon Investments Limited, the ultimate parent of Scotia Investments Limited, and three holding companies of Blomidon that owned all of the common shares of Blomidon, including Thornridge Holdings, completed a reorganization pursuant to which, among other things, Thornridge Holdings acquired all of the shares of Class A Common Stock and Class B common stock of Assisted Living Concepts, Inc. previously owned directly or indirectly by Scotia Investments Limited. Scotia Investments was also owned by members of the R.A. Jodrey family. As of December 31, 2010, Thornridge Holdings and its subsidiaries, owned approximately 89% of the outstanding shares of our Class B Common Stock and approximately 2% of the outstanding shares of our Class A Common Stock, which together represents approximately 54% of the total voting power of our common stock. Accordingly, Thornridge Holdings generally has the ability to influence or control matters requiring stockholder approval, including the nomination and election of directors and the determination of the outcome of corporate transactions such as mergers, acquisitions and asset sales. Our chairman, Mr. Hennigar, is chairman, chief executive officer and a director of Thornridge Holdings. Mr. Hennigar disclaims beneficial ownership of the shares held by Thornridge Holdings. In addition, the disproportionate voting rights of our Class B Common Stock may make us a less attractive takeover target.

Our corporate governance documents may delay or prevent an acquisition of us that stockholders may consider favorable.

Our articles of incorporation and bylaws include a number of provisions that may deter hostile takeovers or changes of control. These provisions include:

- the authority of our board of directors to issue shares of preferred stock and to determine the price, rights, preferences, and privileges of these shares, without stockholder approval;

- all stockholder actions must be effected at a duly called meeting of stockholders or by the unanimous written consent of stockholders, unless such action or proposal is first approved by our board of directors;

- special meetings of the stockholders may be called only by our board of directors;

- stockholders are required to give advance notice of business to be proposed at a meeting of stockholders; and

- cumulative voting is not allowed in the election of our directors.

We could be liable for taxes imposed on Extendicare with respect to the distribution of our common stock in connection with our separation from Extendicare.

Extendicare was subject to U.S. Federal income tax on the distribution of our common stock at the time of the Separation. Under U.S. Federal income tax law, ALC and Extendicare are jointly and severally liable for any taxes imposed on Extendicare for the periods during which we were a member of its consolidated group, including any taxes imposed with respect to the distribution of our common stock. Under our tax allocation agreement with Extendicare, Extendicare has agreed to indemnify us if we are held liable for any taxes imposed in connection with the distribution of common stock. However, Extendicare may not have sufficient assets to satisfy any such liability, and we may not successfully recover from Extendicare any amounts for which we are held liable. Our liability for any taxes imposed on Extendicare could have a material adverse effect on our results of operations and financial condition.

Conflicts of interest may arise between us and Extendicare that could be resolved in a manner unfavorable to us.

As part of the Separation, we entered into a number of transition agreements with Extendicare, including agreements dealing with tax allocations and a separation agreement which covers matters such as the allocation of responsibility for certain pre-existing liabilities. Questions relating to conflicts of interest may arise between us and Extendicare relating to our past and ongoing relationships. Our Vice Chair and director, Mr. Rhinelander, also serves as Chairman and a trustee of Extendicare. Decisions with the potential to create, or appear to create, conflicts of interest could relate to the nature, quality and cost of transitional services rendered to us by Extendicare, competition for potential acquisition or other business opportunities, or employee retention or recruiting.

If Extendicare engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to successfully operate and expand our business may be hampered.

Extendicare is not prohibited from entering the businesses similar to ours and could use the knowledge that it gained through its ownership of us to its advantage, which could negatively affect our ability to compete.

ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

ITEM 2 — PROPERTIES

As of December 31, 2010, we operated 211 residences across 20 states, with the capacity to serve 9,305 residents. Of the residences we operated at December 31, 2010, we owned 161 and leased 50 pursuant to operating leases.

Our senior living operations are outlined in the following table:

	Owned			Leased from Others		Total Residences Under Operation	
	Number	Encumbered[1]	Resident Capacity	Number	Resident Capacity	Number	Resident Capacity
Texas	34	21	1,386	7	276	41	1,662
Indiana	21	11	940	2	78	23	1,018
Washington	13	5	588	8	308	21	896
Ohio	15	12	623	5	191	20	814
Wisconsin	11	11	712	—	—	11	712
Oregon	11	7	382	4	158	15	540
Iowa	6	3	434	1	35	7	469
Pennsylvania	10	10	393	1	39	11	432
Arizona	7	7	324	2	76	9	400
South Carolina	6	4	234	4	160	10	394
Idaho	5	5	196	4	148	9	344
Nebraska	5	2	168	4	156	9	324
New Jersey	7	2	273	1	39	8	312
Georgia	—	—	—	5	290	5	290
Louisiana	4	3	195	—	—	4	195
Michigan	4	1	180	—	—	4	180
Alabama	—	—	—	1	164	1	164
Minnesota	1	1	60	—	—	1	60
Kentucky	1	1	55	—	—	1	55
Florida	—	—	—	1	44	1	44
Total	161	106	7,143	50	2,162	211	9,305

[1] Certain of our properties are pledged as collateral under debt obligations. See Note 11 to our consolidated financial statements.

On February 18, 2011, we simultaneously entered into a new $125 million credit facility and terminated our $120 million credit facility. See Managements Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Instruments - $120 Million Credit Facility and $125 Million Credit Facility in Item 7 of part II of this report. As a result, we reduced the number of encumbered properties by 33 properties from 106 at December 31, 2010 to 73 at February 18, 2011.

Corporate Offices

We own our corporate headquarters which is located in Menomonee Falls, Wisconsin. Our regional offices in Dallas, Texas and Seattle, Washington are leased.

ITEM 3 — LEGAL PROCEEDINGS

We are involved in various unresolved legal matters that arise in the normal course of operations, the most prevalent of which relate to commercial contracts and premises and professional liability matters. Although the outcome of these matters cannot be predicted with certainty and favorable or unfavorable resolutions may affect the results of operations on a quarter-to-quarter basis, we believe that the outcome of such legal and other matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity. See "Legal Proceedings and Insurance in Item 1 of this report.

ITEM 4 — (REMOVED AND RESERVED)

Executive Officers of the Registrant

Listed below are the executive officers of ALC, together with their ages, positions and business experience for the past five years. All executive officers hold office at the pleasure of the Board of Directors.

Name	Age	Position
Laurie A. Bebo	40	President and Chief Executive Officer
John Buono	47	Senior Vice President, Chief Financial Officer and Treasurer
Walter A. Levonowich	54	Vice President and Controller
Mary T. Zak-Kowalczyk	47	Vice President and Corporate Secretary

Laurie A. Bebo. Ms. Bebo was Chief Operating Officer of ALC from February 2005 to November 2006 when she became President and Chief Executive Officer of ALC. She was elected a director of ALC in May 2008. Prior to February 2005, Ms. Bebo was employed by EHSI and was responsible for EHSI's skilled nursing, assisted living and independent living operations.

John Buono. From 2005 until joining ALC in October 2006, Mr. Buono was a consultant to Wind Lake Solutions, Inc., an engineering consulting firm. From 2003 to 2005, Mr. Buono was the Chief Financial Officer and Secretary of Total Logistics, Inc., a publicly-owned provider of logistics services and manufacturer of refrigerator casements, and from 1988 until 2001 Mr. Buono was the Corporate Director-Accounting and Assistant Treasurer of Sybron International, Inc., a publicly-owned manufacturer of products for the laboratory and dental industries.

Walter A. Levonowich. Mr. Levonowich has been Vice President and Controller of ALC since February 2005. Prior to February 2005, he held a number of positions in various financial capacities with EHSI and its subsidiaries, including Vice President of Reimbursement Services and Vice President of Accounting.

Mary T. Zak-Kowalczyk. Ms. Zak-Kowalczyk was appointed Vice President and Corporate Secretary in December 2010. Prior to this appointment, Ms. Zak-Kowalczyk has been Senior Corporate Counsel for ALC since May 2006. From 2000 to 2006, she was employed by EHSI as corporate counsel and advised EHSI's skilled nursing, assisted living and independent living operations on a variety of legal matters.

PART II

ITEM 5 — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective March 16, 2009, we implemented a one-for-five reverse stock split of our Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. All share amounts, stock prices, and per share data in this report have been adjusted to reflect this reverse stock split.

On November 10, 2006, we issued 11,508,633 shares of Class A Common Stock, $0.01 par value, and 2,355,687 shares of Class B Common Stock, $0.01 par value in connection with the Separation.

Our Class A Common Stock is listed and began trading on the New York Stock Exchange under the symbol "ALC" on November 10, 2006. The following table shows the high and low sales prices of our Class A Common Stock during the last two fiscal years as reported by the NYSE.

	High	Low
2010:		
First quarter	$35.98	$24.24
Second quarter	$37.48	$29.00
Third quarter	$33.87	$26.15
Fourth quarter	$35.00	$29.01
2009:		
First quarter	$23.90	$12.07
Second quarter	$20.18	$12.76
Third quarter	$23.65	$12.98
Fourth quarter	$26.75	$19.56

The closing sale price of our Class A Common Stock as reported on the NYSE on March 3, 2011, was $37.04 per share. As of that date there were 273 holders of record.

Our Class B Common Stock is neither listed nor publicly traded. On March 3, 2011, there were 58 holders of record of our Class B Common Stock.

The relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects, except for voting rights, conversion rights and transferability. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote.

Each share of Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into 1.075 shares of Class A Common Stock. In addition, any shares of Class B Common Stock transferred to a person other than a permitted holder (as described in our amended and restated articles of incorporation) of Class B Common Stock will automatically convert into shares of Class A Common Stock on a 1:1.075 basis upon any such transfer. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

A reconciliation of our outstanding shares since the Separation is as follows:

		Class A Common Stock	Class B Common Stock	Treasury Stock
November 10, 2006		11,508,633	2,355,687	—
	Conversion of Class B to Class A	391,751	(364,419)	—
December 31, 2006		11,900,384	1,991,268	—
	Conversion of Class B to Class A	264,203	(245,776)	—
	Repurchase of Class A Common Stock	(938,212)	—	938,212
December 31, 2007		11,226,375	1,745,492	938,212
	Conversion of Class B to Class A	197,125	(183,391)	—
	Repurchase of Class A Common Stock	(980,187)	—	980,187
December 31, 2008		10,443,313	1,562,101	1,918,399
	Conversion of Class B to Class A	35,813	(33,451)	—
	Repurchase of Class A Common Stock	(430,452)	—	430,452
December 31, 2009		10,048,674	1,528,650	2,348,851
	Conversion of Class B to Class A	8,844	(8,340)	—
	Repurchase of Class A Common Stock	(92,485)	—	92,485
	Issuance of shares for stock options	2,000	—	—
December 31, 2010		9,967,033	1,520,310	2,441,336

ISSUER PURCHASES OF EQUITY SECURITIES

The following summary of repurchases of Class A Common Stock during the fourth quarter of 2010 is provided in compliance with Item 703 of Regulation S-K.

Period	(a) Total Number of Shares Purchased [1]	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs [1]
October 1, 2010 to October 31, 2010	5,600	$29.38	5,600	$14,669,460
November 1, 2010 to November 30, 2010	12,800	$30.42	12,800	$14,280,115
December 1, 2010 to December 31, 2010	6,700	$31.00	6,700	$14,072,417
Total	25,100	$30.34	25,100	$14,072,417

[1] Consists of shares repurchased under the extended and expanded share repurchase program approved by the Board of Directors on August 9, 2010 under which ALC is authorized to purchase up to $15 million of its outstanding shares of Class A Common Stock through August 9, 2011 (exclusive of fees).

Performance Graph

The following Performance Graph shows the changes for the period beginning November 10, 2006 (the Separation Date) and ended December 31, 2010 in the value of $100 invested in: (1) ALC's Class A Common Stock; (2) the Standard & Poor's Broad Market Index (the "S&P 500"); and (3) the common stock of the peer group (as defined below) of companies, whose returns represent the arithmetic average for such companies. The values shown for each investment are based on changes in share price and assume the immediate reinvestment of any cash dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN SINCE NOVEMBER 10, 2006
AMONG ASSISTED LIVING CONCEPTS, INC.,
THE S&P 500 INDEX, AND THE PEER GROUP

The following graph assumes $100 invested at the beginning of the measurement period in our Class A Common Stock, the S&P 500 and the peer group, with reinvestment of dividends, and was plotted using the following data:


Dollars
140
130
120
110
100
90
80
70
60
50
40
30
20
10
ALC
Peer Average
S&P 500

	11/10/2006	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
ALC	$100.00	$124.40	$94.34	$52.20	$66.34	$81.84
Peer Average	$100.00	$105.45	$91.19	$22.45	$44.36	$58.41
S&P 500	$100.00	$102.71	$107.07	$65.41	$80.75	$91.07

After reviewing publicly filed documents of various companies, ALC determined that a peer group consisting of Brookdale Senior Living, Inc., Capital Senior Living Corporation, Emeritus Corporation, Five Star Quality Care, Inc. and Sunrise Assisted Living, Inc. most closely matches ALC in terms of market capitalization and market niche.

Dividends

We presently do not intend to pay dividends. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion, and contractual restrictions with respect to the payment of dividends. Dividends may be restricted under our revolving credit agreement if we fail to maintain consolidated leverage ratio levels specified in that facility.

ITEM 6 — SELECTED FINANCIAL DATA

The following selected financial data as of and for each of the five years in the period ended December 31, 2010 have been derived from our audited consolidated financial statements. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this report.

The consolidated financial statements of ALC have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's most significant estimates include measurement of acquired assets and liabilities in business combinations, valuation of assets and determination of asset impairment, self-insured liabilities for general and professional liability, workers' compensation and health and dental claims, valuation of conditional asset retirement obligations, and valuation of deferred tax assets. Actual results could differ from those estimates.

Certain reclassifications have been made to the consolidated financial statements to conform to the presentation for 2010.

The financial information presented below may not reflect what our results of operations, financial position and cash flows will be in the future.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
			(Reclassified)[1]		
Income Statement Data:	(In thousands, except per share data)				
Revenues	$233,128	$228,723	$231,576	$225,906	$227,427
Expenses:					
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	139,689	142,048	150,645	149,168	151,125
General and administrative	15,080	13,515	12,789	13,073	10,857
Residence lease expense	19,846	20,044	19,910	14,323	14,302
Depreciation and amortization	22,806	21,219	18,333	17,290	16,363
Goodwill impairment	—	16,315	—	—	—
Impairment of long-lived assets	—	148	—	—	3,080
Transaction costs	—	—	—	56	4,415
Total operating expenses	197,421	213,289	201,677	193,910	200,142
Income from operations	35,707	15,434	29,899	31,996	27,285
Other expense:					
Other-than- temporary investments impairment	(2,026)	—	—	—	—
Other	23	—	—	—	—
Interest income	11	54	614	1,631	852
Interest expense	(7,782)	(7,343)	(7,149)	(6,201)	(9,444)
Income from continuing operations before income taxes	25,933	8,145	23,364	27,426	18,693
Income tax expense	(9,449)	(7,343)	(8,652)	(10,287)	(8,508)
Net income from continuing operations	16,484	802	14,712	17,139	10,185
Net income (loss) from discontinued operations	—	(957)	(389)	40	(1,176)
Net income (loss)	$ 16,484	$ (155)	$ 14,323	$ 17,179	$ 9,009
Per share data:					
Basic earnings per common share:					
Income from continuing operations	$ 1.43	$ 0.07	$ 1.18	$ 1.26	$ 0.73
Loss from discontinued operations	—	(0.08)	(0.03)	—	(0.08)
Net income (loss)	$ 1.43	$ (0.01)	$ 1.15	$ 1.26	$ 0.65
Diluted earnings per common share:					
Income from continuing operations	$ 1.41	$ 0.07	$ 1.17	$ 1.25	$ 0.73
Loss from discontinued operations	—	(0.08)	(0.03)	—	(0.08)
Net income (loss)	$ 1.41	$ (0.01)	$ 1.14	$ 1.25	$ 0.65

	Years Ended December 31,				
	2010	2009	2008	2007	2006
			(Reclassified)[1]		
Balance Sheet Data (at end of period):			(In thousands)		
Cash and cash equivalents	$ 13,364	$ 4,360	$ 19,905	$ 14,066	$ 19,951
Property and equipment	437,303	415,454	413,149	385,539	364,763
Total assets	485,104	455,369	498,621	476,241	447,340
Total debt	132,110	121,737	147,756	120,797	81,366
Stockholders' equity	289,259	272,971	279,739	294,534	316,838

(1) Reflects the reclassification of 118 units previously classified as continuing operations to discontinued operations.

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions which could cause actual results to differ materially from those projected, including those described in Item 1A, "Risk Factors," in Part I of this report and in "Forward-Looking Statements and Cautionary Factors" in Item 9B, "Other Information," in Part II of this report.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data," in Part II of this report.

Executive Overview

In 2010, we continued to pursue our strategy of increasing both revenues and profitability by increasing private pay occupancy.

On a continuing residence basis, average private pay occupancy in the year ended December 31, 2010 increased by 90 units as compared to the year ended December 31, 2009. Over the course of 2010, private pay average occupancy levels trended up. Average private pay occupied units in continuing residences in 2010 were 5,468, 5,476, 5,492 and 5,495 for the first, second, third and fourth quarters, respectively. We believe our success in attracting and maintaining private pay residents in 2010 was, and may continue to be, affected by the current poor general economic conditions. Poor general economic conditions, especially those related to high unemployment levels and poor housing markets, affect private pay occupancy because:

- family members are more willing and able to provide care at home;
- residents have insufficient investment income or are unable to obtain necessary funds from the sale of their homes or other investments; and
- independent living facilities are accepting traditional assisted living residents with home care services.

The impact of these factors is referred to in this report as the "Recession Impact". In the event general economic conditions fail to improve or get worse, we believe there can be negative pressure on our private pay occupancy.

Historically, a relatively large proportion of our residents paid for assisted living services through Medicaid programs. Since December 31, 2005, we have reduced the proportion of our residents who pay through Medicaid programs from 30% to less than 2% at December 31, 2010. We believe the planned reduction in Medicaid occupancy is a necessary part of our long-term operating strategy to improve our overall revenue base because:

- our private pay rates generally exceed those paid through Medicaid reimbursement programs by 50% to 70%;
- we reduce our exposure to reductions in reimbursement rates provided by government programs; and
- our private pay residents typically have less severe health needs and require fewer services than residents funded by Medicaid programs, resulting in:
    - a better fit for our social and wellness model; and
    - a safer environment for employees and the other residents in our communities.

On a continuing residence basis, average Medicaid occupancy in the year ended December 31, 2010 decreased by 257 units as compared to the year ended December 31, 2009. Our Medicaid census continues to decline overall because we no longer accept new Medicaid residents at all but one of our residences. This planned reduction in Medicaid occupancy is referred to in this report as the "Medicaid Impact". We expect the Medicaid Impact to lessen in 2011 and beyond. Our fourth quarter 2010 Medicaid occupancy represents less than 2% of our overall revenue.

We review our rates on an annual basis or as market conditions dictate. As in past years, we implemented rate increases as of the first of January. On a continuing residence basis, for the year ended December 31, 2010, rate increases, combined with our improved mix of private pay occupancy, resulted in an overall average rate increase of 5.0%. The increase in overall rates was attributable to an average private pay rate increase of 3.4%, enhanced by an improvement in our private pay mix. These increases compared to rate increases in the year ended December 31, 2009 of 5.7% and 4.4% for average overall and average private pay rates, respectively. Our private pay rate increases in 2010 were affected by the Recession Impact. We expect private pay rate increases in 2011 to range from 2.5% to 3.0%. Because our census of residents paying through Medicaid programs has and is expected to continue to decline, we expect our future overall rate increases to be impacted less by changes in payer mix.

Average occupancy as a percentage of total available units for all continuing residences in the years ended December 31, 2010, 2009 and 2008 was 62.5%, 64.2%, and 69.1%, respectively. Average private pay occupancy as a percentage of total occupied units in the years ended December 31, 2010, 2009 and 2008 for all continuing residences was 97.3%, 93.0%, and 88.6%, respectively. Private pay revenue as a percentage of total revenues for all continuing residences in the years ended December 31, 2010, 2009 and 2008 was 98.3%, 95.3% and 91.9%, respectively.

From time to time, we may increase or reduce the number of units we actively operate, which may affect reported occupancy and occupancy percentages.

Unit expansions

We have opened 347 units as part of our previously announced expansion program. These openings added 96 units to the average number of available units in the year ended December 31, 2010 as compared to the year ended December 31, 2009. The additional average occupied units from the expansion increased private pay occupancy during the year ended December 31, 2010 by 54 units as compared to the year ended December 31, 2009.

Acquisitions

On November 1, 2010, ALC completed the acquisition of nine senior living residences from HCP, Inc. The nine residences were previously leased and operated by ALC under leases expiring between November 2010 and May 2012. The purchase price was $27.5 million in cash plus certain transaction costs. As part of the consideration, ALC reclassified $0.5 million of unamortized leasehold improvements to property and equipment. The nine residences, two of which are located in New Jersey and seven in Texas, contain a total of 365 units.

Discontinued Operations

In the third quarter of 2009, ALC elected not to exercise a purchase option on five residences it operated under a master lease agreement. As a result, after the close of business on December 31, 2009 ALC ceased operating four of the five residences and has classified these four residences (consisting of 118 units) as discontinued operations. The remaining residence (consisting of 39 units) will continue to be operated by ALC under an operating lease which expires in February 2014 (with a right to extend an additional five years). For the year ended December 31, 2009, the discontinued units were occupied by an average of 59 private pay residents and 9 Medicaid residents.

Business Strategies

We plan to grow our revenue and operating income and improve our overall revenue base by:

- increasing our private pay occupancy;
- increasing the overall size of our portfolio by building additional capacity and making acquisitions;
- applying operating efficiencies achievable from owning a large number of senior living residences; and
- increasing the attractiveness and operating results of our portfolio by refurbishing and repositioning residences or eliminating residences that do not meet our internal goals.

Increasing our private pay occupancy

One of our continuing strategies is to increase the number of residents in our communities by filling existing vacancies with private pay residents. Prior strategies to decrease the number of units available for residents who rely on Medicaid have resulted in a significant number of unoccupied units. We use a focused sales and marketing effort designed to increase demand for our services among private pay residents and to establish ALC as the provider of choice for residents who value wellness and quality of care.

If general economic conditions fail to improve, our ability to fill vacant units with private pay residents may continue to be limited and the occupancy and revenue challenges may continue.

Increasing the overall size of our portfolio by building additional capacity and making acquisitions

We continually review our portfolio for opportunities to add capacity to our best performing buildings.

In February 2007, we announced plans to add a total of 400 units to our existing owned buildings. By the end of 2010, we had completed, licensed, and begun accepting new residents in 367 of these units.

Construction continues on the remaining expansion units. As of the date of this report, we are targeting completion of 20 units in the first quarter of 2011. Since the inception of our expansion program we have spent $41.1 million through December 31, 2010, and our cost for the program has been $113,000 per unit, or a total of $41.5 million. This unit cost includes the addition of common areas such as media rooms, family gathering areas and exercise facilities. Our process of selecting buildings for expansion consisted of identifying what we believe to be our best performing buildings as determined by factors such as occupancy, strength of the local management team, private pay mix, and demographic trends for the area.

We expect to continue to evaluate our portfolio of properties for potential expansion opportunities.

We intend to continue to grow our portfolio of residences by making selective acquisitions in markets with favorable private pay demographics. Because of the size of our operations and the depth of our experience in the senior living industry, we believe we are able to effectively identify and maximize cost efficiencies and expand our portfolio by investing in attractive assets in our target markets. Additional regional, divisional and corporate costs associated with our growth are anticipated to be proportionate to current operating levels. Acquiring additional properties can require significant outlays of cash. Our ability to make future acquisitions may be limited by general economic conditions affecting credit markets. See "Future Liquidity and Capital Resources" below.

Applying efficiencies achievable from operating a large number of **senior** *living residences*

The senior living industry is large and fragmented and characterized by many small and regional operators. According to figures available from the American Seniors Housing Association, the top five operators of senior living residences measured by total resident capacity service less than 14% of total capacity. We leverage the efficiencies of scale we have achieved through the consolidated purchasing power of our residences, our standardized operating model, and our centralized financial and management functions to lower costs at our residences.

Increasing the attractiveness and operating results of our portfolio by refurbishing and repositioning residences or eliminating residences that do not meet our internal goals

We continually evaluate our portfolio to identify opportunities to improve the attractiveness and operating results of our residences. We regularly upgrade and replace items such as flooring, wall coverings, furniture and dishes and flatware at our residences. In addition, from time to time we may temporarily close residences to facilitate refurbishing and repositioning them in the marketplace. If we determine that the investment necessary to refurbish and reposition a residence is not warranted, we may seek to remove the residence from our portfolio through sale or other disposition.

In April 2008 we temporarily closed a 50 unit residence in Texas. In 2009 we temporarily closed three residences consisting of 109 units in Oregon and subsequently reopened two of them consisting of 76 units in the fourth quarter of 2009 after refurbishment. Also in the fourth quarter of 2009, we closed two properties consisting of a total of 100 units in Arizona and one property consisting of 35 units in Idaho. In the first quarter of 2010, we closed a property in New Jersey consisting of 39 units. On January 1, 2011 we closed 2 properties consisting of 39 units in Washington and 35 units in Idaho. While we currently expect to refurbish all of our closed residences, we are also considering a variety of other options, including the sale of one or more of these residences. We believe the temporarily closed residences are located in markets with strong growth potential but require some updating and repositioning in the market. Once underway, refurbishments are expected to take three to six months to complete. Following refurbishment, we expect these projects will take approximately twelve additional months to stabilize occupancy. We spent approximately $200,000 to $400,000 on each of our reopened refurbishment projects and expect the cost of other refurbishments to be in that range.

In the third quarter of 2009 we elected not to exercise a purchase option on five residences in Oregon. As a result, we ceased operating four of the five residences following the close of business on December 31, 2009.

The remainder of this Management's Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

- *Business Overview:* This section provides a general financial description of our business, including the sources and composition of our revenues and operating expenses. In addition, this section outlines the key performance indicators that we use to monitor and manage our business and to anticipate future trends.

- *Consolidated Results of Operations:* This section provides an analysis of our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009 and the year ended December 31, 2009 compared to the year ended December 31, 2008.

- *Liquidity and Capital Resources:* This section provides a discussion of our liquidity and capital resources as of December 31, 2010, and our expected future cash needs.

- *Critical Accounting Policies:* This section discusses accounting policies which we consider to be critical to obtain an understanding of our consolidated financial statements because their application on the part of management requires significant judgment and reliance on estimations of matters that are inherently uncertain.

In addition to our core business, ALC holds share investments in Omnicare, Inc., a publicly traded corporation in the United States, BAM Investments Corporation, a Canadian publicly traded company, and MedX Health Corporation, a Canadian publicly traded corporation, and cash or other investments held by Pearson Indemnity Company Ltd. ("Pearson"), our wholly-owned consolidated Bermuda based captive insurance company formed primarily to provide self insured general and professional liability coverage.

Basis of Presentation of Historical Consolidated Financial Statements

The following is a description of significant events that occurred in our business since January 2008 and how those events affected the basis of presentation of our historical consolidated financial statements:

- Effective January 1, 2008, we acquired the operations of BBLRG, LLC doing business as CaraVita (the "CaraVita Acquisition"), consisting of eight leased residences. The operations included a total of 541 units for a purchase price including expenses of $14.8 million. The residences, five of which are located in Georgia and one in each of South Carolina, Alabama and Florida, were occupied with 481 private pay residents at the time of acquisition. The lease has an initial term expiring in March 2015 with three five-year renewal options.

- From December 31, 2007 to December 31, 2010, we constructed and opened 17 new additions consisting of a total of 347 units.

- Effective December 31, 2009, we terminated the lease of four residences consisting of 118 units. For purposes of the audited consolidated financial statements, these residences have been reported as discontinued operations.

- Effective November 1, 2010, we purchased nine residences consisting of 365 units which we had previously leased.

Business Overview

Revenues

We generate revenue from private pay and Medicaid sources. For the years ended December 31, 2010, 2009 and 2008, approximately 98%, 95% and 92%, respectively, of our revenues were generated from private pay sources. Residents are charged an accommodation fee that is based on the type of accommodation they occupy and a service fee that is based upon their assessed level of care. We generally offer studio, one-bedroom and two-bedroom accommodations. The accommodation fee is based on prevailing market rates of similar senior living accommodations. The service fee is based upon periodic assessments, which include input of the resident and the resident's physician and family and establish the additional hours of care and service provided to the resident. We offer various levels of care for our residents who require less or more frequent and intensive care or supervision. For the years ended December 31, 2010, 2009 and 2008 approximately 76%, 77% and 78%, respectively, of our private pay revenue was derived from accommodation fees with the balance derived from service fees. Both the accommodation and level of care service fees are charged on a per day basis, pursuant to residency agreements.

Medicaid rates are generally lower than rates earned from private payers. Therefore, we consider our private pay mix an important performance indicator.

Although we intend to continue to reduce the number of units occupied by residents paying through Medicaid, as of December 31, 2010, we provided assisted living services to Medicaid funded residents at 22 of the residences we operate. Medicaid programs in each state determine the revenue rates for accommodations and levels of care. The basis of the Medicaid rates varies by state.

Residence Operations Expenses

For all continuing residences, as defined below, residence operations expense percentages consisted of the following:

	2010	2009	2008
Wage and benefit costs	60%	61%	61%
Property related costs	23	22	21
Other operating costs	17	17	18
Total	100%	100%	100%

The largest component of our residence operations expense consist of wages and benefits and property related costs which include utilities, property taxes, and building maintenance related costs. Other operating costs include food, advertising, insurance, and other operational costs related to providing services to our residents. Wage and benefit costs are generally variable (with the exception of minimum staffing requirements as provided from state to state) and can be adjusted with changes in census. Property related costs are generally fixed while other operating costs are a mix of fixed (i.e. insurance) and variable costs (i.e. food).

Key Performance Indicators

We manage our business by monitoring certain key performance indicators. We believe our most important key performance indicators are:

Census

Census is defined as the number of units that are occupied at a given time.

Average Daily Census

Average daily census, or ADC, is the sum of occupied units for each day over a period of time, divided by the number of days in that period.

Occupancy

Occupancy is measured as the percentage of average daily census relative to the total number of units available for occupancy in the period.

Private Pay Mix

Private pay occupancy mix is the measure of the percentage of private or non-Medicaid census. Private pay revenue mix is the measure of the percentage of private or non-Medicaid revenues. We focus on increasing private pay mix.

Average Revenue Rate

The average revenue rate represents the average daily revenues earned from accommodation and service fees provided to private pay and Medicaid residents. The daily revenue rate is calculated by dividing aggregate revenues earned by the ADC in the corresponding period.

Adjusted EBITDA and Adjusted EBITDAR

Adjusted EBITDA is defined as net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, non-cash equity based compensation expense, transaction costs and non-cash, non-recurring gains and losses, including disposal of assets, impairment of goodwill and other long-lived assets and impairment of investments. Adjusted EBITDAR is defined as Adjusted EBITDA before rent expenses incurred for leased assisted living properties. Adjusted EBITDA and Adjusted EBITDAR are not measures of performance under accounting principles generally accepted in the United States of America, or GAAP. We use Adjusted EBITDA and Adjusted EBITDAR as key performance indicators and Adjusted EBITDA and Adjusted EBITDAR expressed as a percentage of total revenues as a measurement of margin.

We understand that EBITDA and EBITDAR, or derivatives of these terms, are customarily used by lenders, financial and credit analysts, and many investors as a performance measure in evaluating a company's ability to service debt and meet other payment obligations or as a common valuation measurement in the long-term care industry. Moreover, our revolving credit facilities contain covenants in which a form of EBITDA is used as a measure of compliance, and we anticipate a form of EBITDA will be used in covenants in any new financing arrangements that we may establish. We believe Adjusted EBITDA and Adjusted EBITDAR provide meaningful supplemental information regarding our core results because these measures exclude the effects of non-operating factors related to our capital assets, such as the historical cost of the assets.

We report specific line items separately and exclude them from Adjusted EBITDA and Adjusted EBITDAR because such items are transitional in nature and would otherwise distort historical trends. In addition, we use Adjusted EBITDA and Adjusted EBITDAR to assess our operating performance and in making financing decisions. In particular, we use Adjusted EBITDA and Adjusted EBITDAR in analyzing potential acquisitions and internal expansion possibilities. Adjusted EBITDAR performance is also used in determining compensation levels for our senior executives. Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as substitutes for net income, cash flows from operating activities, and other income or cash flow statement data prepared in accordance with GAAP, or as measures of profitability or liquidity. In this report, we present Adjusted EBITDA and Adjusted EBITDAR on a consistent basis from period to period, thereby allowing for comparability of operating performance.

Review of Key Performance Indicators

In order to compare our performance between periods, we assess the key performance indicators for all of our continuing residences. All "continuing residences" are defined as all residences excluding four assisted living residences in Oregon that ALC discontinued operating as of December 31, 2009. From time to time, we may temporarily close residences and subsequently reopen them after refurbishment which will increase or decrease the number of units we actively operate. These residences are included in continuing operations as long as they are available for occupancy.

In addition, we assess key performance indicators for residences that we operate in all reported periods, or "same residence" operations. Same residence operations includes those residences that have been available for occupancy for the entire reporting period. The same residence tables below exclude the 17 additions consisting of 347 units which were added to existing properties since December 31, 2008, and the eight residences that were temporarily closed at any point in time since December 31, 2007.

ADC

All Continuing Residences

The following table sets forth our average daily census for the years ended December 31, 2010, 2009 and 2008 for both private pay and Medicaid residents for all of the continuing residences whose results are reflected in our consolidated financial statements:

Average Daily Census

	2010	2009	2008
Private pay	5,483	5,393	5,482
Medicaid	151	408	708
Total ADC	5,634	5,801	6,190
Private pay occupancy mix	97.3%	93%	88.6%
Private pay revenue mix	98.3%	95.3%	91.9%

During 2010, total ADC decreased 2.9% from the prior year. Private pay ADC increased 1.7% from the prior year primarily due to increases in occupancy in the new additions and existing units, partially offset by the Recession Impact. Medicaid ADC decreased 63.0% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact, and the increase in private pay residents, the private pay occupancy mix increased in percentage from 93.0% to 97.3% and the private pay revenue mix increased from 95.3% to 98.3%. During 2009, total ADC decreased 6.3% from the prior year. Private pay ADC decreased 1.6% from the prior year primarily due to the Recession Impact, partially offset by increases in occupancy in the new additions. Medicaid ADC decreased 42.4% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact, partially offset by the Recession Impact, the private pay occupancy mix increased in percentage from 88.6% to 93.0% and the private pay revenue mix increased from 91.9% to 95.3%.

Same Residence Basis

The following table sets forth our average daily census for the years ended December 31, 2010, 2009 and 2008 for both private and Medicaid payers for all residences on a same residence basis.

Average Daily Census

	2010	2009	2008
Private pay	5,360	5,317	5,416
Medicaid	150	357	607
Total ADC	5,510	5,674	6,023
Private pay occupancy mix	97.3%	93.7%	89.9%
Private pay revenue mix	98.2%	95.7%	92.8%

During 2010, total ADC on a same-residence basis decreased 2.9% from the prior year. Private pay ADC increased 0.8% primarily from increased occupancy from sales and marketing efforts. Medicaid ADC decreased 58.0% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact and the increase in private pay occupancy, the private pay occupancy mix increased in percentage from 93.7% to 97.3% and the private pay revenue mix increased from 95.7% to 98.2%. During 2009, total ADC on a same-residence basis decreased 6.6% from the prior year. Private pay ADC decreased 2.2% primarily from the Recession Impact. Medicaid ADC decreased 40.9% from the prior year due to the Medicaid Impact. As a result of the Medicaid Impact, partially offset by the Recession Impact, the private pay occupancy mix increased in percentage from 88.7% to 92.8% and the private pay revenue mix increased from 91.9% to 95.1%.

Occupancy Percentage

Occupancy percentages are affected by our acquisition of residences in lease-up mode and additions to existing residences as the residence is filling the additional units. After the completion of construction, we generally plan for additional units to take anywhere from one to one and a half years to reach optimum occupancy levels (defined by us as at least 90%). Recently the fill up rate has been slower than expected primarily due to the Recession Impact.

Due to the impact on occupancy rates that developmental units have on historical results, we split occupancy information between mature and developmental units. In general, developmental units are defined as the additional units in a residence that has undergone an expansion or in a new residence that has opened. New units identified as developmental are classified as such for a period of no longer than 12 months after completion of construction. Between January 1, 2008 and December 31, 2010, we completed the following projects that increased our operational capacity: (1) 2008— the CaraVita Acquisition (eight residences comprising 541 units) and four additions (78 units), (2) 2009 – twelve additions (244 units), and (3) 2010 one addition (25 units). The CaraVita Acquisition is classified as mature as these residences were approximately 90% occupied upon purchase. All units that are not developmental are considered mature units.

All Continuing Residences

The following table sets forth our occupancy percentages for the years ended December 31, 2010, 2009 and 2008 for all mature and developmental continuing residences whose results are reflected in our consolidated financial statements:

Occupancy Percentage

	2010	2009	2008
Mature	63.5%	65.4%	69.8%
Developmental	28.1%	20.1%	44.3%
Total residences	62.5%	64.2%	69.1%

For 2010, we saw a decline in mature residences occupancy percentage from 65.4% to 63.5% and an increase in occupancy in our developmental residences from 20.1% to 28.1%. The reduction in mature occupancy is primarily a result of the Medicaid Impact and to a lesser extent, the Recession Impact. The increase in developmental occupancy is primarily a result of the 347 expansion units that were brought on line since December 31, 2008. For 2009, we saw a decline in mature residences occupancy percentage from 69.8% to 65.4% and a decrease in occupancy in our developmental residences from 44.3% to 20.1%. The reduction in mature occupancy is primarily a result of the Medicaid Impact and to a lesser extent, the Recession Impact. The reduction in developmental occupancy is primarily a result of the 322 expansion units that were brought on line in 2008 and 2009.

Occupancy percentages for all residences decreased from 69.1% in 2008 to 64.2% and to 62.5% in 2010.

Same Residence Basis

The following table sets forth the occupancy percentages outlined above on a same residence basis:

Occupancy Percentage

	2010	2009	2008
Mature	64.1%	66.0%	70.2%
Developmental	—	—	44.3%
Total residences	64.1%	66.0%	69.5%

For 2010, we saw a decline in mature residences occupancy percentage from 66.0% to 64.1%.

For 2009, we saw a decline in mature residences occupancy percentage from 70.2% to 66.0%.

Occupancy percentages on a same residence basis decreased from 69.5% in 2008 to 66.0% in 2009 and to 64.1% in 2010.

The declines in our mature and total occupancy percentage for 2010 through 2008 were due primarily to the Medicaid Impact and the Recession Impact.

Average Revenue Rate

All continuing residences

The following table sets forth our average daily revenue rates for the years ended December 31, 2010, 2009 and 2008 for all continuing residences whose results are reflected in our historical consolidated financial statements:

	2010	2009	2008
Average daily revenue rate	$113.37	$108.02	$102.22

The average daily revenue rate increased 5.0% and 5.7% in 2010 and 2009, respectively. In 2010, the average daily revenue rate increased primarily as a result of annual rate increases for both room and board and an improvement in the private pay revenue mix. In 2009, the average daily revenue rate increased primarily as a result of annual rate increases for both room and board and services and an improvement in private pay revenue mix.

Number of Residences Under Operations

The following table sets forth the number of residences under operations as of December 31:

	2010	2009[(1)]	2008
Owned[(2)]	161	152	153
Under capital lease	—	—	5
Under operating leases	50	63	58
Total under operation	211	215	216
Percent of residences:			
Owned	76.3%	70.7%	70.8%
Under capital leases	—	—	2.3
Under operating leases	23.7	29.3	26.9
	100.0%	100.0%	100.0%

(1) In 2009, we combined two residences located on the same campus.
(2) Includes six residences temporarily closed for refurbishment in 2010, seven residences temporarily closed for refurbishment in 2009 and one residence temporarily closed for refurbishment in 2008. Two of the seven residences closed for refurbishment in 2009 were reopened in December 2009.

ADJUSTED EBITDA and ADJUSTED EBITDAR

The following table sets forth a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDAR for the years ended December 31:

	2010	2009	2008
	(In thousands)		
Net income (loss)	$16,484	$ (155)	$14,323
Loss from discontinued operations, net of taxes	—	957	389
Provision for income taxes	9,449	7,343	8,652
Income from continuing operations before income taxes	25,933	8,145	23,364
Add:			
Depreciation and amortization	22,806	21,219	18,333
Write-down of equity investments	2,026	—	—
Gain on sale of securities	(23)	—	—
Interest income	(11)	(54)	(614)
Interest expense	7,782	7,343	7,149
Goodwill impairment	—	16,315	—
Loss on impairment of long-lived assets	—	148	—
Non-cash equity based compensation	659	406	99
Transaction fees	128	—	—
Loss on sale or disposal of fixed assets	224	54	382
Adjusted EBITDA	59,524	53,576	48,713
Add: Lease expense	19,846	20,044	19,910
Adjusted EBITDAR	$79,370	$73,620	$68,623

The following table sets forth the calculations of Adjusted EBITDA and Adjusted EBITDAR percentages for the years ended December 31:

	2010	2009	2008
	(Dollars in thousands)		
Revenues	$233,128	$228,723	$231,576
Adjusted EBITDA	$ 59,524	$ 53,576	$ 48,713
Adjusted EBITDAR	$ 79,370	$ 73,620	$ 68,623
Adjusted EBITDA as percent of total revenue	25.5%	23.4%	21.0%
Adjusted EBITDAR as percent of total revenue	34.0%	32.2%	29.6%

For 2010, Adjusted EBITDA increased by $5.9 million, or 11.1%, over 2009 and Adjusted EBITDAR increased by $5.6 million, or 7.6%, over 2009.

For 2009, Adjusted EBITDA increased by $4.9 million, or 10.0%, over 2008 and Adjusted EBITDAR increased by $5.0 million, or 7.3%, over 2008.

Adjusted EBITDAR increased in the year ended December 31, 2010 primarily from the increase in revenues discussed below ($4.4 million), and a decrease in residence operations expenses ($2.4 million) (this excludes the loss on disposal of fixed assets of $0.2 million), partially offset by an increase in general and administrative expenses ($1.1 million) (this excludes non-cash equity based compensation of $0.7 million and transaction fees of $0.1 million). Adjusted EBITDA increased in the year ended December 31, 2010 for the same reasons as Adjusted EBITDAR and from a decrease in residence lease expense ($0.2 million).

Please see the review of consolidated results of operations below for a discussion of the fluctuations in the components of Adjusted EBITDA and Adjusted EBITDAR.

Please see "— Business Overview — Key Performance Indicators — Adjusted EBITDA and Adjusted EBITDAR" above for a discussion of our use of Adjusted EBITDA and Adjusted EBITDAR and a description of the limitations of such use.

Consolidated Results of Operations

Three Year Financial Comparative Analysis

The following table sets forth details of our revenues and income as a percentage of total revenues for the years ended December 31:

	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	59.9	62.1	65.1
General and administrative	6.5	5.9	5.5
Residence lease expense	8.5	8.8	8.6
Depreciation and amortization	9.8	9.3	7.9
Goodwill impairment	—	7.1	—
Impairment of long-lived asset	—	0.1	—
Total operating expenses	84.7	93.3	87.1
Income from operations	15.3	6.7	12.9
Other-than-temporary investment impairments	(0.9)	—	—
Other	—	—	—
Interest income	—	—	0.3
Interest expense	(3.3)	(3.2)	(3.1)
Income from continuing operations before income taxes	11.1	3.5	10.1
Income tax expense	(4.0)	(3.2)	(3.7)
Loss from discontinued operations, net of taxes	—	(0.4)	(0.2)
Net income (loss)	7.1%	(0.1)%	6.2%

Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009

Revenues

Revenues in the year ended December 31, 2010 increased $4.4 million from the year ended December 31, 2009 primarily due to higher average daily revenue from rate increases ($7.5 million) and an increase in private pay occupancy ($3.7 million), partially offset by the planned reduction in the number of units occupied by Medicaid residents ($6.8 million). The average number of units occupied by private pay residents increased by 90 units and the average number of units occupied by Medicaid residents declined by 257 units. Average private pay rates increased in the year ended December 31, 2010 by 3.4% over average private pay rates for the year ended December 31, 2009. Average overall rates, including the impact of improved payer mix, increased in the year ended December 31, 2010 by 5.0% over the comparable rates for the year ended December 31, 2009.

Residence Operations (exclusive of depreciation and amortization and residence lease expense shown below)

Residence operating costs decreased $2.4 million, or 1.7%, in the year ended December 31, 2010 compared to the year ended December 31, 2009. Residence operations expenses decreased $3.3 million primarily from lower payroll and benefits expense, $0.5 million from lower insurance costs and, $0.3 million from lower property taxes, partially offset by $0.6 million of higher utility costs, $0.6 million of higher bad debt expense and a $0.5 million increase in maintenance and repairs. Staffing needs in the year ended December 31, 2010 as compared to the year ended December 31, 2009, decreased primarily because of a decline in the number of units occupied by Medicaid residents who tend to have higher care needs than private pay residents. In addition, general economic conditions enabled us to hire new employees at lower wage rates.

General and Administrative

General and administrative costs increased $1.6 million, or 11.6%, in the year ended December 31, 2010 compared to December 31, 2009. General and administrative expense increased $1.4 million from salaries and benefits expense, $0.3 million of which was non-cash equity based compensation expense, $0.3 million from our annual conference and, $0.2 million from a non-recurring favorable legal settlement received in the third quarter of 2009, partially offset by a $0.3 million decrease in other administrative expenses.

Residence Lease Expense

Residence lease expense for the year ended December 31, 2010 decreased $0.2 million, or 1.0% from the year ended December 31, 2009. The acquisition of nine formerly leased properties on November 1, 2010 reduced lease expense by $0.4 million and resulted in the reversal of a purchase accounting reserve of $0.2 million. Effective December 31, 2009, one property which was previously treated as a capital lease, converted to an operating lease which resulted in an additional $0.3 million of lease expense in the year ended December 31, 2010 when compared to the year ended December 31, 2009. Other annual rent increases accounted for an additional increase in lease expense of $0.1 million.

Depreciation and Amortization

Depreciation and amortization increased $1.6 million to $22.8 million in the year ended December 31, 2010 compared to the year ended December 31, 2009. The $1.6 million increase in depreciation expense resulted from the impact of accelerating depreciation on nine residences whose leases were not renewed and were later purchased by ALC, the additions at residences that opened during 2009 that now have a full year of depreciation reflected in our financial statements, and from general capital expenditures across our portfolio. Amortization expense for 2010 was unchanged when compared to 2009.

Impairment of Goodwill

No impairment charge was recorded in 2010. The goodwill impairment charge for the first quarter of 2009 of $16.3 million resulted from a decline in our market capitalization. In accordance with accounting guidance, we performed an impairment test on goodwill and intangibles as of the end of the first quarter of 2009. As a result, we recorded a non-cash goodwill impairment charge of $16.3 million ($14.7 million net of related tax benefits) for 2009. The impairment charge was required as a result of the decline in the market value of our common stock primarily due to the depressed macroeconomic environment, constraints in the capital markets, and volatility in the equity markets.

Income from Operations

Income from operations for the year ended December 31, 2010 was $35.7 million compared to income from operations of $15.4 million for the year ended December 31, 2009 due to the reasons described above.

Other-Than-Temporary Investments Impairment

Other-than-temporary investments impairment was $2.0 million in the year ended December 31, 2010. In the second quarter of 2010, the Company performed its quarterly review of investment securities and determined impairment of certain investments were other-than-temporary. No such impairment was identified in the comparable period of 2009.

Other

Other represents the gain on sale of securities. There were no sales of investment securities in the year ended December 31, 2009.

Interest Income

Interest income was relatively unchanged in the year ended December 31, 2010 compared to the year ended December 31, 2009.

Interest Expense

Interest expense increased $0.4 million to $7.8 million in the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase in interest expense was due to $0.5 million of additional interest expense on new mortgages, partially offset by a decrease of $0.1 million in credit facility interest expense due to lower outstanding balances on our $120 million revolving credit facility.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes for the year ended December 31, 2010 was $25.9 million compared to income from continuing operations before income taxes of $8.1 million for the year ended December 31, 2009 due to the reasons described above.

Income Tax Expense

Income tax expense for the year ended December 31, 2010 was $9.4 million compared to $7.3 million for the year ended December 31, 2009. Our effective tax rates for the year ended December 31, 2009 and 2010 are not directly comparable because of the non-tax deductible portion of our goodwill write-off in the year ended December 31, 2009. Excluding the goodwill impairment charge, our effective tax rates were 36.5% and 37.0% for the years ended December 31, 2010 and 2009, respectively.

Net Income from Continuing Operations

Net income from continuing operations for the year ended December 31, 2010 was $16.5 million compared to net income from continuing operations of $0.8 million for the year ended December 31, 2009 due to the reasons described above.

Loss from Discontinued Operations, Net of Tax

There was no loss from discontinued operations, net of tax, for the year ended December 31, 2010, compared to a net loss from discontinued operations, net of tax, of $1.0 million for the year ended December 31, 2009.

Net Income (Loss)

Net income for the year ended December 31, 2010 was $16.5 million compared to a net loss of $0.2 million for the year ended December 31, 2009 due to the reasons described above.

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2008

Revenues

Revenues in the year ended December 31, 2009 decreased $2.9 million, or 1.2% from the year ended December 31, 2008, primarily due to the planned reduction in the number of units occupied by Medicaid residents ($8.0 million), a reduction in the number of units occupied by private pay residents ($3.4 million) and, as a result of 2008 being a leap year, one less day in the year ended December 31, 2009 ($0.6 million), partially offset by higher average daily revenue as a result of rate increases ($9.1 million).

Residence Operations (exclusive of depreciation and amortization and residence lease expense shown below)

Residence operating costs decreased $8.6 million, or 5.7%, in 2009 compared to 2008. Residence operating costs decreased $4.7 million due to reductions in labor, $2.7 million due to kitchen and housekeeping costs, $0.9 million due to reductions in administrative expenses, $0.6 million due to lower utility costs, and $0.4 million due to the absence of hurricane costs in the 2009 year, partially offset by $0.7 million in higher property taxes and insurance costs. Staffing needs in 2009 as compared to 2008, decreased primarily because of a decline in the number of units occupied by Medicaid residents who tend to have higher care needs than private pay residents, and general economic conditions which enabled us to hire new employees at lower wage rates. Decreased overall occupancy and new group purchasing plans lowered purchasing costs related to kitchen and housekeeping expenses.

General and Administrative

General and administrative costs increased $0.7 million, or 5.7%, in 2009 compared 2008. Salaries and benefits increased $1.3 million, $0.3 million of which was related to non-cash equity-based compensation expense, partially offset by a $0.2 million reduction in travel and meetings expense due to the absence of our annual conference in 2009, a $0.2 million favorable legal decision, a $0.1 million reduction in consulting fees, and $0.1 million reduction in administrative expenses related to other cost control measures.

Residence Lease Expense

Residence lease expense for 2009 increased $0.1 million, or 0.7% compared to 2008.

Depreciation and Amortization

Depreciation and amortization expense increased $2.9 million to $21.2 million in 2009 compared to 2008. During 2009, depreciation expense increased $3.1 million from the prior year, which resulted from the impact of the additions at sixteen residences that opened from the fourth quarter of 2008 through the end of 2009 and from general capital expenditures across our portfolio. Intangible amortization expense decreased by $0.2 million as a result of resident relationship intangibles becoming fully amortized in January of 2008.

Impairment of Goodwill

Goodwill impairment charges for 2009 of $16.3 million resulted from a decline in our market capitalization in the first quarter of 2009. In accordance with accounting guidance, we performed an impairment test on goodwill and intangibles as of the end of the first quarter of 2009. As a result, we recorded a non-cash goodwill impairment charge of $16.3 million ($14.7 million net of related tax benefits) for 2009. The impairment charge was required as a result of the decline in the market value of our common stock primarily due to the depressed macroeconomic environment, constraints in the capital markets, and volatility in the equity markets.

Impairment of Long-Lived Assets

The loss due to the impairment of long-lived assets in 2009 was the result of our decision not to exercise a purchase option on a capital lease. The capital lease asset and obligation were written off resulting in a loss of $0.1 million primarily relating to assets retained by the lessor.

Income from Operations

Income from operations for 2009 was $15.4 million compared to income from operations of $29.9 million for 2008 due to the reasons described above.

Interest Income

Interest income decreased $0.6 million in 2009 compared to 2008. The decrease was due to lower interest rates on invested cash and decreased cash available for investment.

Interest Expense

Interest expense increased $0.2 million in 2009 compared to 2008.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes for 2009 was $8.1 million compared to income from continuing operations before income taxes of $23.4 million for 2008 due to the reasons described above.

Income Tax Expense

Income tax expense for 2009 was $7.3 million compared to $8.7 million for 2008. Due to our first quarter 2009 write-off of goodwill, of which $11.9 million was not tax deductible, our effective tax rates between 2008 and 2009 are not directly comparable. Excluding the goodwill impairment charge, our effective rate was 37.0% for both 2009 and 2008.

Net Income from Continuing Operations

Net income from continuing operations for 2009 was $0.8 million compared to net income from continuing operations of $14.7 million for 2008, due to the reasons described above.

Loss from Discontinued Operations, net of Taxes

Loss from discontinued operations, net of taxes, for 2009 was $1.0 million compared to loss from discontinued operations, net of taxes of $0.4 million for 2008. The loss from discontinued operations, net of taxes, for 2009, includes a $1.2 million loss on impairment of fixed assets recorded as a result of ALC's election not to exercise a purchase option on four residences it operated under a master lease agreement.

Net (Loss) Income

Net loss for 2009 was $0.2 million compared to net income of $14.3 million for 2008 due to the reasons described above.

Liquidity and Capital Resources

Three Year Financial Comparative Analysis

Sources and Uses of Cash

We had cash and cash equivalents of $13.4 million at December 31, 2010 compared to $4.4 million at December 31, 2009 and $19.9 million as of December 31, 2008. The table below sets forth a summary of the significant sources and uses of cash for the years ended December 31:

	2010	2009	2008
		(In thousands)	
Cash provided by operating activities	$46,172	$ 44,032	$45,176
Cash used in investing activities	(44,422)	(28,117)	(38,779)
Cash provided by (used in) financing activities	7,254	(31,460)	(558)
Increase (decrease) in cash and cash equivalents	$ 9,004	$(15,545)	$ 5,839

Cash provided by operating activities:

Cash flow from operating activities was $46.2 million in 2010 compared to $44.0 million in 2009 and $45.2 million in 2008.

2010 vs. 2009 cash provided by operating activities:

Increased cash flow from operations in 2010 was primarily due to:

- $6.8 million from an increase in net income adjusted for non-cash charges;
- $1.4 million from decreases in other non-current assets;
- $0.9 million from increases in accounts payable;
- $0.7 million from decreases in prepaids, supplies and other receivables; and
- $0.2 million of other changes,

partially offset by:

- $2.0 million from increases in income tax receivable;
- $1.3 million from decreases in accrued liabilities;
- $1.3 million from decreases in deferred revenue;
- $1.2 million from increases in accounts receivable;
- $1.0 million from decreases in other long-term liabilities;
- $0.7 million from increases in deposits in escrow; and
- $0.3 million for increases in current assets of discontinued operations.

2009 vs. 2008 cash provided by operating activities:

Decreased cash flow from operations in 2009 was primarily due to:

- $5.4 million from decreases in other non-current assets primarily related to the 2008 modification of restricted cash requirements associated with a portion of our general liability and professional liability insurance;

- $2.3 million from decreases in accounts payable;
- $1.8 million from increases in prepaids and other assets;
- $0.7 million from a decrease in deferred revenue;
- $0.6 million from decreases in other long term liabilities;
- $0.6 million in from an increase in accounts receivable; and
- $0.4 million for increases in payments for self-insured liabilities;

partially offset by:

- $5.0 million from increases in income taxes payable;
- $3.4 million from an increase in net income adjusted for non-cash charges;
- $1.3 million from increases in accrued liabilities;
- $0.5 million from increases in long-term liabilities of discontinued operations; and
- $0.3 million of other changes.

Working capital:

2010 vs. 2009 working capital changes:

In 2010 our working capital increased by $12.4 million from 2009 while in 2009 our working capital increased by $4.0 million from 2008. The increase in working capital in 2010 as compared to 2009 was primarily due to increased cash and cash equivalents of $9.0 million, decreased accounts payable of $1.9 million, decreased deferred revenue of $1.6 million, an increase in investments of $1.2 million, an increase in accounts receivable of $0.5 million and an increase in deposits in escrow of $0.4 million, partially offset by an increase in accrued liabilities of $0.9 million, an increase in current maturities of long-term debt of $0.6 million, a decrease in prepaid expenses of $0.5 million and a decrease in income taxes receivable of $0.4 million.

It is not unusual for us to operate in the position of a working capital deficit because our revenues are collected more quickly, often in advance, than our obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or used to pay off longer term liabilities.

2009 vs. 2008 working capital changes:

The increase in working capital in 2009 as compared to 2008 was primarily due to decreased current maturities of long-term debt of $9.0 million, decreased liabilities for discontinued operations of $8.5 million, a decrease in accounts payable of $5.5 million and a decrease in deferred revenue of $0.3 million, partially offset by a decrease in cash of $15.5 million, a decrease in income taxes receivable of $2.4 million and a decrease in accrued liabilities of $1.3 million.

Cash used in investing activities:

Cash used in investing activities was $44.4 million, $28.1 million and $38.8 million for 2010, 2009 and 2008, respectively.

2010 vs. 2009 cash used in investing activities:

The increase of $16.3 million in cash used for investing activities between 2010 and 2009 was due to:

- $27.5 million from an increase in cash used for an acquisition;
- $0.6 million from an increase in cash used in purchase of securities;

partially offset by:

- $7.7 million from a reduction in cash flow used for new construction projects;
- $3.6 million from a decrease in cash used for purchases of property and equipment; and
- $0.5 million from an increase in cash provided by the sale of securities.

2009 vs. 2008 cash used in investing activities:

The decrease of $10.7 million in cash used for investing activities between 2009 and 2008 was due to:

- $8.0 million in reduced cash used for new construction projects; and
- $3.2 million in reduced cash used for purchases of property and equipment;

partially offset by:

- $0.5 million in reduced cash designated for acquisitions.

2010 vs. 2009 property and equipment

Property and equipment increased by $21.8 million in 2010. Property and equipment increased by:

- $27.5 million from the acquisition of previously leased properties;
- $10.3 million from capital expenditures (excluding new construction projects); and
- $5.6 million from new construction projects;

partially offset by:

- $21.2 million from depreciation expense; and
- $0.4 million due to disposals of fixed assets.

2009 vs. 2008 property and equipment

Property and equipment decreased by $2.3 million in 2009. Property and equipment decreased by:

- $19.6 million from depreciation expense; and
- $2.5 million due to termination of a capital lease;

partially offset by:

- $14.5 million from capital expenditures (excluding new construction projects); and
- $9.9 million from new construction projects.

Cash provided by (used in) financing activities:

Cash provided by / (used in) financing activities was $7.3 million and $(31.5) million for 2010 and 2009, respectively. Cash used in financing activities was $0.6 million for 2008.

For 2010, cash provided by financing activities included:

- $12.3 million from proceeds on new mortgage debt;

partially offset by:

- $2.8 million of repurchases of Class A Common Stock; and
- $1.9 million of scheduled principal payments.

For 2009, cash used in financing activities included:

- $7.0 million of repurchases of Class A Common Stock;
- $29.0 million from repayment on borrowings from our revolving credit facility; and
- $9.1 million of scheduled principal payments;

partially offset by:

- $14.0 million from proceeds on new mortgage debt.

2010 vs. 2009 Long-term debt

Total long-term debt, including current and long-term maturities, increased by $10.4 million during 2010 primarily from:

- $44.1 million of capital expenditures;
- $9.0 million from an increase in cash balances;
- $2.8 million from repurchases of Class A Common Stock;

partially offset by:

- $45.9 million of cash from operating activities.

2009 vs. 2008 Long-term debt

Total long-term debt, including current and long-term maturities, decreased by $26.0 million during 2009 primarily from:

- $43.7 million of cash from operating activities (excluding amortization of debt purchase accounting market value adjustment of $0.2 million);
- $15.5 million from a decrease in cash balances; and
- $2.3 million from the termination of a capital lease;

partially offset by:

- $7.0 million from repurchases of Class A Common Stock; and
- $27.8 million of capital expenditures.

Discontinued Operations

Cash flows from discontinued operations for the year ended December 31, 2009 are detailed in the table below:

	2009
	(In thousands)
Net loss	$(957)
Adjustments to net loss	
Depreciation	300
Loss on impairment of long-lived assets	1,235
Changes in assets and liabilities	629
Cash flows from operating activities	1,207
Cash used in investing activities	(64)
Cash used in financing activities	(335)
Net change in cash	$ 808

Cash generated by discontinued operations was $0.8 million, $0.4 million of which was generated by tax benefits of the loss on impairment of long-lived assets. While cash flows were positive, we determined they were not significant enough to warrant an investment of $10.3 million. The loss of cash flows from discontinued operations will not have a significant impact on our future operations.

Debt Instruments

Summary of Long-Term Debt

	December 31,	
	2010	2009
	(In thousands)	
$120 million credit facility bearing interest at floating rates, due November 2011[(1)]	$ 50,000	$ 50,000
Mortgage note, bearing interest at 6.24%, due 2014	32,644	33,526
Mortgage note, bearing interest at 6.50%, due 2015	25,663	13,829
Mortgage note, bearing interest at 7.07%, due 2018	8,703	8,844
Oregon Trust Deed Notes, weighted average interest rate of 7.38%, maturing from 2021 through 2026	8,130	8,438
HUD Insured Mortgages, interest rates ranging from 5.66% to 5.85%, due 2032	4,033	4,123
HUD Insured Mortgage, bearing interest at 7.55%, due 2036	2,937	2,977
Total debt	132,110	121,737
Less current maturities	(2,449)	(1,823)
Total long-term debt	$129,661	$119,914

(1) Borrowings under this facility bore interest at a floating rate at ALC's option equal to LIBOR plus a margin of 150 basis points or prime. At December 31, 2010, prime was 3.25% and LIBOR was 0.26%.

$120 Million Credit Facility

On November 10, 2006, ALC entered into a five year, $100 million credit facility with General Electric Capital Corporation and other lenders (the "GE Credit Facility"). The facility is guaranteed by certain ALC subsidiaries that own 64 residences and secured by a lien against substantially all of the assets of ALC and such subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus an amount that varies according to a pricing grid based on a consolidated leverage test. Since the inception of this facility, this amount has been 150 basis points.

Average interest rates under the facility were 1.80% and 1.97% during the year ended December 31, 2010 and 2009, respectively.

On August 22, 2008, ALC entered into an agreement to amend its then $100 million revolving credit agreement to allow ALC to borrow up to an additional $20 million, bringing the size of the facility to $120 million.

In general, borrowings under the facility are limited to five times ALC's consolidated net income during the prior four fiscal quarters plus, in each case to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, and other non-cash expenditures (including non-recurring expenses incurred by ALC in connection with the separation of ALC and its former parent, Extendicare) minus, in each case to the extent included in the calculation of consolidated net income, customary deductions related to credits for taxes, interest income, gains from extraordinary items, and other non-recurring gains. ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios. Payments for capital expenditures, acquisitions, dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions, including but not limited to sales of property mortgaged to General Electric Capital Corporation and the other lenders, equity and debt issuances and certain asset sales, ALC may be required to make mandatory prepayments. ALC is also subject to other customary covenants and conditions. Outstanding borrowings under the facility were $50 million at both December 31, 2010 and 2009. As of December 31, 2010 and 2009, ALC was in compliance with all applicable financial covenants and available borrowings under the facility were $70 million.

On February 18, 2011, ALC entered into a new $125 million credit facility and terminated the $120 million credit facility and repaid all amounts owed under that credit facility. See *$125 Million Credit Facility* below.

ALC entered into derivative financial instruments in November 2008 and March 2009, specifically interest rate swaps, for non-trading purposes. ALC may use interest rate swaps from time to time to manage interest rate risk associated with floating rate debt. The November 2008 and March 2009 interest rate swap agreements expire in November 2011 and have a total notional amount of $50 million. ALC elected to apply hedge accounting for both interest rate swaps because they are an economic hedge of our floating rate debt. ALC does not enter into derivatives for speculative purposes. Both interest rate swaps are cash flow hedges. The derivative contracts had a negative net fair value of $0.9 million and $1.2 million as of December 31, 2010 and December 31, 2009, respectively, based on current market conditions affecting interest rates, and are recorded in accrued liabilities.

In connection with the termination of the GE Credit Facility and entrance into the US Bank Credit Facility, ALC elected to forgo hedge accounting treatment on its interest rate swaps, as defined below. As a result, ALC expects to incur a first quarter of 2011 non-cash charge equal to the combined market value of the swaps. At December 31, 2010, the combined market value of the swaps was $0.9 million. In addition, in the first quarter of 2011, ALC also expects to expense $0.3 million relating to the remaining book value of deferred financing fees incurred in connection with the GE Credit Facility.

Mortgage Note due 2014

The mortgage note due in 2014 (the "6.24% 2014 Note") has a fixed interest rate of 6.24% with a 25-year principal amortization and is secured by 24 assisted living residences with a carrying value of $57.7 million. Monthly principal and interest payments amount to approximately $0.3 million. A balloon payment of $29.6 million is due in January 2014. The 6.24% 2014 Note was entered into by subsidiaries of ALC and is subject to a limited guaranty by ALC.

The 6.24% 2014 Note contains customary affirmative and negative covenants applicable to the ALC subsidiaries that are the borrowers under the property level financings, including:

- Limitations on the use of rents;
- Notice requirements and requirements to provide annual audited and certified balance sheets and other financial information;
- Requirement to keep the subject properties in good repair;
- Compliance standards with respect to environmental laws;
- Insurance maintenance requirements; and
- Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, and property management.

Events of default under the 6.24% 2014 Note are customary and include (subject to customary grace periods):

- Failure to pay principal or interest when due;

- Transfers of interests in subsidiaries, and changes in corporate or other status;
- Transfers of all or part of mortgaged properties;
- Failure to provide sufficient insurance;
- Breaches of certain covenants; and
- Bankruptcy related defaults.

We are a limited guarantor under the 6.24% 2014 Note. Our guarantee is of any loss or damage suffered by the lender as a result of any of the borrower's failure to pay the proceeds due under insurance policies or condemnation awards, tenant security deposits, failure to apply rents/profits payable under the loan documents, and loss due to any fraud, material misrepresentation or failure to disclose a material fact by a borrower.

6.5% Mortgage Note due 2015

On June 12, 2009, ALC entered into a loan agreement by and between ALC Three, LLC, a wholly-owned subsidiary of ALC ("Borrower"), ALC as guarantor, and TCF National Bank pursuant to which TCF National Bank lent $14 million to Borrower. On September 29, 2010, ALC and Borrower entered into an amended and restated loan agreement with TCF National Bank, effective September 30, 2010, which increased the original principal amount of the loan to $26.3 million and extended the term of the loan to September 30, 2015.

The amended and restated loan bears interest at a fixed rate of 6.5% per annum and is secured by a mortgage and assignment of leases with respect to two senior living residences in Iowa, three in Indiana and one in Wisconsin consisting of a combined total of 314 units with a carrying value of $20.9 million. The original $14.0 million portion of the loan is amortized over a twenty year period from June 12, 2009 and the additional $12.25 million portion of the loan is amortized over a fifteen year period from September 30, 2010. Prepayment of the loan in excess of 10% of the principal balance in any anniversary year will require a prepayment fee of 3% in the first or second year, 2% in the third or fourth year, and 1% thereafter. Performance and payment of obligations under the Loan Agreement and related note are guaranteed by ALC pursuant to the terms of a guaranty agreement. ALC incurred $0.4 million of closing costs which are being amortized over the five year life of the loan.

In addition to customary representations, covenants and default provisions, the loan requires that the senior living residences securing the loan maintain minimum annual levels of EBITDA (earnings before interest, taxes, depreciation and amortization) and rental income. In addition, the loan requires that ALC maintain minimum consolidated leverage and consolidated fixed charge coverage ratios. As of December 31, 2010 and 2009, ALC was in compliance with all applicable financial covenants.

Mortgage Note due 2018

The mortgage note due in 2018 ("2018 Note") has a fixed interest rate of 7.07%, an original principal amount of $9.0 million, and a 25-year principal amortization. It is secured by a deed of trust, assignment of rents and security agreement and fixture filing on three assisted living residences in Texas with a carrying value of $10.9 million. Monthly principal and interest payments amount to approximately $64,200. The 2018 Note has a balloon payment of $7.2 million due in July 2018 and was entered into by a wholly-owned subsidiary of ALC and is subject to a limited guaranty by ALC.

The security instrument for the 2018 Note contains customary covenants, including:

- limitations on the use of the property;
- protection of the lender's security;
- maintenance of books and records and requirements to provide financial reports on the properties;
- payment of taxes and operating expenses;
- preservation, management and maintenance of the properties;
- compliance standards with respect to environmental laws; and

- maintenance of required insurance.

Events of default under the 2018 Note that would give the lender the option to accelerate payment include:

- failure to pay principal or interest when due;
- failure to maintain required insurance;
- failure to maintain the borrower as a special purpose entity;
- fraud or material misrepresentation by the borrower;
- transfers of all or a part of the properties;
- commencement of a forfeiture action which, in lender's reasonable judgment, could result in forfeiture of the property;
- failure to comply with the use and licensing requirements of the security instrument;
- loss of any license necessary to operate the properties as senior housing facilities;
- ceasing to operate any of the properties as a senior housing facility;
- failure to cure breaches of certain covenants within 30 days of notice of breach; and
- failure to cure defaults in related operating agreements within the applicable cure periods.

We are a limited guarantor under the 2018 Note. Our guarantee is of any loss or damage suffered by the lender as a result of:

- borrower's failure to apply all insurance proceeds and condemnation proceeds as required in the security instrument;
- borrower's failure to comply with the requirements in the security instrument to deliver books and records;
- fraud or written misrepresentation; and
- failure to apply rents as required by the security instrument.

In addition, we may become liable to lender for repayment of the loan if borrower acquires any property or operation that would cause the borrower to cease to be a single purpose entity or if borrower transfers any of the properties in violation of the security instrument.

Oregon Trust Deed Notes

The Oregon trust deed notes ("Oregon Trust Deed Notes") are secured by buildings, land, furniture and fixtures of six Oregon assisted living residences with a combined carrying value of $9.7 million. The notes are payable in monthly installments including interest at rates ranging from 0% to 9.00%. The effective rate on the remaining term of the Oregon Trust Deed Notes is 4.3%.

Under debt agreements relating to the Oregon Trust Deed Notes, ALC is required to comply with the terms of certain regulatory agreements until their scheduled maturity dates which range from June 2021 to March 2026.

ALC is the sole borrower and mortgagor under the Oregon Revenue Bonds, which contain affirmative and negative covenants customary for property level financings, including:

- Notice requirements and requirements to provide annual audited balance sheets and other financial information;
- The establishment and maintenance of operating and reserve accounts and security deposits;
- The maintenance of monthly occupancy levels;

- Requirements to maintain insurance and books and records, and compliance with laws; and

- Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations or improvements.

Events of default under the Oregon Revenue Bonds are customary and include (subject to customary grace periods):

- Failure to lease or make available 20% of the property units to low or moderate income persons;

- Failure to pay principal or interest when due, to perform obligations in any loan documents, or to maintain subordination of other loan agreements;

- Failure to provide sufficient insurance;

- Breach of any warranty of title or misrepresentation in financial statements or reports;

- Bankruptcy related defaults;

- Failure to perform covenants or obligations; and

- Certain changes in ownership or control, or transfers of interest in properties without prior consent.

HUD Insured Mortgages

The HUD insured mortgages (the "HUD Loans") include three separate loan agreements entered into in 2001 between subsidiaries of ALC and the lenders. The mortgages are each secured by a separate assisted living residence located in Texas with a combined carrying value of $9.2 million. Two of the three HUD Loans were refinanced in the third quarter of 2007. The HUD loans bear interest ranging from 5.66% to 7.55% and averaging 6.35%. Principal on the refinanced loans may not be prepaid in the first two years. Prepayments may be made any time after the first two years. As of December 31, 2010, $4.0 million of HUD Loans mature in September 2032 and $2.9 million mature in August 2036.

The HUD Loans contain customary affirmative and negative covenants including:

- Establishment and maintenance of a reserve account;

- Maintenance of property and insurance;

- Requirements to provide annual audited balance sheets and other financial information;

- Maintenance of governmental approvals and licenses and compliance with applicable laws; and

- Limitations on indebtedness, distributions, liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations and improvements.

Events of default under the HUD Loans are customary and include (subject to customary grace periods):

- Failure to establish and maintain a reserve account;

- Conveyance, transfer or encumbrance of certain property without the lender's consent;

- Construction on mortgaged property without lender's consent or failure to maintain the property or using the property for unauthorized purposes;

- Establishment of unauthorized rental restrictions or making of certain distributions;

- Bankruptcy related defaults; and

- Breaches of certain other covenants.

$125 Million Credit Facility

On February 18, 2011, ALC entered into a five year, $125 million revolving credit facility with U.S. Bank National Association, as administrative agent, and certain other lenders (the "U.S. Bank Credit Facility"). ALC's obligations under the U.S. Bank Credit Facility are guaranteed by three ALC subsidiaries that own 31 residences and are secured by mortgage liens against such residences and by a lien against substantially all of the assets of ALC and those subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate (essentially equal to the prime rate) or LIBOR plus, in each case, a margin that varies according to a pricing grid based on a consolidated leverage test. The initial margin on base rate and LIBOR rate loans are 1.75% and 2.75%, respectively.

ALC used proceeds of $50.0 million from the U. S. Bank Credit Facility to repay all outstanding amounts under the GE Credit Facility.

In general, borrowings under the facility are limited to three and three quarters times ALC's consolidated net income during the prior four fiscal quarters plus, in each case to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, loss on the sale of property outside the ordinary course of business, and other non-cash expenditures (including the amount of any compensation deduction as the result of any grant of stock or stock equivalent to employees, officers, directors or consultants), non-recurring expenses incurred by ALC in connection with transaction fees and expenses for acquisitions minus, in each case to the extent included in the calculation of consolidated net income, customary deductions related to credits for taxes, interest income, gains from extraordinary items, gains from the sale of property outside the ordinary course of business and other non-recurring gains.

ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios, and restrictions on payments for capital expenditures, expansions and acquisitions. Payments for dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions, including but not limited to property loss events, ALC may be required to make mandatory prepayments. ALC is also subject to other customary covenants and conditions. Outstanding borrowings under the facility at February 18, 2011 were $50 million.

Principal Repayment Schedule

Principal payments on long-term debt due within the next five years and thereafter as of December 31, 2010, are set forth below (in thousands):

2011	$ 2,488
2012	2,649
2013	2,835
2014	31,477
2015	22,472
After 2015	69,930
	$131,851

The principal payments differ from the debt reported in our Consolidated Balance Sheet because of the purchase accounting valuation reserve of $259,000.

Letters of Credit

As of December 31, 2010, ALC had $5.3 million in outstanding letters of credit, the majority of which are collateralized by property. Approximately $4.8 million of the letters of credit provide security for worker's compensation insurance and the remaining $0.5 million of letters of credit are security for landlords of leased properties. The letters of credit have maturity dates ranging from October 2011 to December 2011.

As of December 31, 2009, ALC had $5.5 million in outstanding letters of credit, the majority of which were collateralized by property. Approximately $3.9 million of the letters of credit provided security for worker's compensation insurance and the remaining $1.6 million of letters of credit was security for landlords of leased properties.

Restricted Cash

As of December 31, 2010, restricted cash consisted of $1.7 million of cash deposits as security for Oregon Trust Deed Notes and $1.7 million of cash deposits as security for HUD Insured Mortgages.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Cash Management

As of December 31, 2010, we held unrestricted cash and cash equivalents of $13.4 million. We estimate cash flows on a regular monthly basis to determine the investment periods, if any, of certificates of deposit and we monitor daily incoming and outgoing expenditures to ensure available cash is invested on a daily basis when warranted. As of December 31, 2010, approximately $1.7 million of our cash balances are held by Pearson to provide for potential insurance claims.

Future Liquidity and Capital Resources

We believe that existing funds and cash flow from operations, together with other available sources of liquidity, including borrowings under the U. S. Bank Credit Facility maturing in February 2016 along with other borrowings which may be obtained through refinancing maturing loans or additional loans on currently unencumbered properties, will be sufficient to fund operations, expansions, acquisitions, stock repurchases, anticipated capital expenditures, and required payments of principal and interest on our debt for the next twelve months.

However, the failure to meet certain operating and occupancy covenants in the CaraVita operating lease could give the lessor the right to accelerate the lease obligations and terminate our right to operate all or some of those properties. We were in compliance with all such covenants as of December 31, 2010, but continued poor economic conditions could constrain our ability to remain in compliance in the future. Failure to comply with those obligations could result in our being required to make an accelerated payment of the present value of the remaining obligations under the lease through its expiration in March 2015 (approximately $20.9 million as of December 31, 2010), as well as the loss of future revenue and cash flow from the operations of those properties. The acceleration of the remaining obligation and loss of future cash flows from operating those properties could have a material adverse impact on our operations.

Expansion Program

In February 2007, we announced plans to add a total of 400 units onto our existing owned residences. In 2008, 2009 and 2010, we completed, licensed and began accepting new residents in 78, 244, and 25 units, respectively, aggregating a total of 347 units. As of the date of this report, we are targeting completion of 20 units in the first quarter of 2011. Our cost has been approximately $113,000 per unit. We expended $41.1 million through December 31, 2010, and expect to spend an additional $0.4 million in 2011. We continue to evaluate expansion opportunities in promising markets.

Share Repurchase

In 2010, we repurchased 92,485 shares of our Class A Common Stock at a cost of $2.8 million and an average price of $30.27 per share (excluding fees). At December 31, 2010, approximately $14.1 million remained available under the $15 million repurchase program that was extended and expanded on August 9, 2010.

Accrual for Self-Insured Liabilities

At December 31, 2010, we had an accrued liability for settlement of self-insured liabilities of $2.1 million in respect of general and professional liability claims. Claim payments were $0.5 million and $0.6 million for the year ended December 31, 2010 and 2009. The accrual for self-insured liabilities includes estimates of the cost of both reported claims and claims incurred but not yet reported. We estimate that $0.5 million of the total $2.1 million liability will be paid in the next twelve months. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. Provisions for general and professional liability insurance are determined using annual independent actuarial valuations. We believe we have provided sufficient provisions for general and professional liability claims as of December 31, 2010.

At December 31, 2010, we had an accrual for workers' compensation claims of $3.1 million. Claim payments for the years ended December 31, 2010 and 2009 were $2.3 million and $2.4 million, respectively. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. Provisions for workers' compensation insurance are determined using annual independent actuarial valuations. We believe we have provided sufficient provisions for workers' compensation claims as of December 31, 2010.

At December 31, 2010, we had an accrual for medical insurance claims of $0.8 million. The accrual is an estimate based on the historical claims per participant incurred over the historical lag time between date of service and payment by our third party administrator. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. We believe we have provided sufficient provisions for medical insurance claims as of December 31, 2010.

Unfunded Deferred Compensation Plan

At December 31, 2010 and 2009 we had accruals of $3.1 million and $2.9 million, respectively, for our unfunded deferred compensation plan. We implemented an unfunded deferred compensation plan in 2005 which is offered to company employees who are defined as highly compensated by the Internal Revenue Code. Participants may defer up to 10% of their base salaries which is matched 50% by the Company. Deferred balances accrue interest at the current prime interest rate.

$125 Million Credit Facility

On February 18, 2011, ALC entered into a five year, $125 million revolving credit facility with U.S. Bank National Association as administrative agent and certain other lenders (the "U.S. Bank Credit Facility"). The U.S. Bank Credit Facility is available to us to provide liquidity for expansions, acquisitions, working capital, capital expenditures, share repurchases, and for other general corporate purposes. See "Debt Instruments — $125 Million Credit Facility" above for a more detailed description of the terms of the revolving credit facility.

Contractual Obligations

Set forth below is a table showing the estimated timing of payments under our contractual obligations as of December 31, 2010:

	Payments Due by Year						
	Total	**2011**	**2012**	**2013**	**2014**	**2015**	**After 2015(1)**
	(Dollars in thousands)						
Long-term debt	$131,851	$2,488	$2,649	$2,835	$31,437	$22,511	$69,931
Interest payments	29,398	5,309	5,148	4,962	3,110	2,489	8,380
Operating lease commitments	73,349	18,156	17,444	17,753	17,879	1,467	650
New construction purchase commitments	400	400	—	—	—	—	—
Total	$234,998	$26,353	$25,241	$25,550	$52,426	$26,467	$78,961

(1) The $50.0 million of outstanding debt as of December 31, 2010 on the GE Credit Facility is reflected in the "After 2015" column as it was refinanced into the new $125 million U.S. Bank Credit Facility which closed on February 18, 2011 and matures on February 18, 2016.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). For a full discussion of our accounting policies as required by GAAP, refer to the accompanying notes to the consolidated financial statements. We consider the accounting policies discussed below to be critical to obtain an understanding of our consolidated financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are described below.

Revenue Recognition and Accounts Receivable

Revenues are recorded in the period in which services are provided at established rates. Revenues collected in advance are recorded as deferred revenue upon receipt and recorded to revenue in the period the revenues are earned. We derive our revenues primarily from providing senior living accommodation and healthcare services. In 2010, 2009 and 2008, approximately 98%, 95% and 92% of our revenues, respectively, were derived from private pay sources. The remaining revenues are derived from state Medicaid programs. These Medicaid programs establish the rates in their respective states.

We record accounts receivable at the net realizable value we expect to receive from individual residents and state Medicaid programs. We continually monitor and adjust our allowances associated with these receivables. We evaluate the adequacy of our allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payer type. Provisions are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, we have established internally-determined percentages for allowance for doubtful accounts that are based upon historical collection trends for each payer type and age of these receivables. Accounts receivable that we estimate to be uncollectible, based upon the above process, are fully reserved for in the allowance for doubtful accounts until they are written off or collected. If circumstances change, for instance due to economic downturn resulting in higher than expected defaults or denials, our estimates of the recoverability of our receivables could be reduced by a material amount. Our allowance for doubtful accounts for current accounts receivable totaled $1.4 million and $0.7 million at December 31, 2010 and 2009, respectively.

Measurement of Acquired Assets and Liabilities in Business Combinations

In an acquisition, we assess the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect of the valuation of the real estate acquired, we calculate the fair value of the land and buildings, or properties, using an "as if vacant" approach. The fair value of furniture and equipment is estimated on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. We allocate the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. Goodwill recorded on acquisitions is not a deductible expense for tax purposes. These estimates are based upon historical, financial and market information. Imprecision of these estimates can affect the allocation of the purchase price paid on the acquisition of facilities between intangible assets and liabilities and the properties and goodwill values determined, and the related depreciation and amortization.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average facility lease-up period, the average lease-up costs and the deficiency in operating profits relative to the facility's performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the facility.

Valuation of Assets and Asset Impairment

We record property and equipment at cost less accumulated depreciation and amortization. We depreciate and amortize these assets using a straight-line method for book purposes based upon the estimated lives of the assets. Goodwill represents the cost of the acquired net assets in excess of their fair market values. We do not amortize goodwill and intangible assets with indefinite useful lives. Instead, we test for impairment at least annually. Other intangible assets, consisting of the cost of leasehold rights, are deferred and amortized over the term of the lease including renewal options and resident relationships over the estimated average length of stay at the residence. We periodically assess the recoverability of long-lived assets, including property and equipment, goodwill and other intangibles, when there are indications of potential impairment based upon the estimates of undiscounted future cash flows. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. We consider such factors as current results, trends and future prospects, current estimated market value, and other economic and regulatory factors in performing these analyses.

A substantial change in the estimated future cash flows for these assets could materially change the estimated fair values of these assets, possibly resulting in an additional impairment. Changes which may impact future cash flows include, but are not limited to, competition in the marketplace, changes in private pay and Medicaid rates, increases in wages or other operating costs, increased litigation and insurance costs, increased operational costs resulting from changes in legislation and regulatory scrutiny, and changes in interest rates.

Self-insured Liabilities

We insure certain risks with an affiliated insurance subsidiary and third-party insurers. The insurance policies cover comprehensive general and professional liability, workers' compensation and employer's liability insurance in amounts and with such coverage and deductibles as we deem appropriate, based on the nature and risks of our business, historical experiences, availability and industry standards. We self-insure for health and dental claims, and in certain states for workers' compensation, employer's liability for general and professional liability claims and up to deductible amounts as defined in our insurance policies.

We accrue our self-insured liabilities based upon past trends and information received from independent actuaries. We regularly evaluate the appropriateness of the carrying value of the self-insured liabilities through independent actuarial reviews. Our estimate of the accruals is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

Changes in our level of retained risk and other significant assumptions that underlie our estimate of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities. Our accrual for general and professional self-insured liabilities totaled $2.1 million and $1.9 million as of December 31, 2010 and 2009, respectively. Our accrual for workers compensation liabilities was $3.1 million and $3.2 million at December 31, 2010 and 2009, respectively. Our accrual for medical insurance was $0.8 million and $0.9 million at December 31, 2010 and 2009, respectively.

Deferred Tax Assets

Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon us generating future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. There was no valuation allowance for net state deferred tax assets at December 31, 2010 or 2009.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standard Update ("ASU") 2010-6, *Improving Disclosures About Fair Value Measurements* ("ASU 2010-6"), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on ALC's consolidated financial statements.

In January 2010, ALC adopted the amendment in ASC 820 requiring new fair value disclosures on fair value measurements for all nonfinancial assets and liabilities, including separate disclosure of significant transfers into and out of Level 3 and the reasons for the transfers, the amount of transfers between Level 1 and Level 2 and the reasons for the transfers, lower level of disaggregation for fair value disclosures (by class rather than major category) and additional details on the valuation techniques and inputs used to determine Level 2 and Level 3 measurements. Other than the required disclosures, the adoption of the guidance had no impact on the consolidated financial statements.

In January 2010, ALC adopted amendments to the variable interest consolidation model in ASC 810, *Consolidation.* Key amendment changes include: the scope exception for qualifying special purpose entities was eliminated, consideration of kick-out and participation rights in variable interest entity determination, qualitative analysis considerations for primary beneficiary determination, changes in related party considerations, and certain disclosure changes. ALC has no joint ventures and, as such, the adoption of the new guidance had no impact on ALC's consolidated results of operations and financial condition.

In July 2010, the FASB issued a final accounting standards update that requires entities to provide extensive new disclosures in their financial statements about their financing receivables, including credit risk exposures and the allowance for credit losses. Adoption of this accounting standards update is required for public entities for interim or annual reporting periods ending on or after December 15, 2010. The adoption of the guidance had no impact on ALC's consolidated financial statements.

In December 2010, the FASB released Accounting Standards Update 2010-28 ("ASU 2010-28"), *Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* The update requires a company to perform Step 2 of the goodwill impairment test if the carrying value of the reporting unit is zero or negative and adverse qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors to consider are consistent with the existing guidance and examples in Topic 350, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The requirements in ASU 2010-28 are effective for public companies in the first annual period beginning after December 15, 2010. ASU 2010-28 is not expected to materially impact ALC's consolidated financial statements.

In December 2010, the FASB released Accounting Standards Update 2010-29 ("ASU 2010-29"), *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.* ASU 2010-29 specifies that when a public company completes a business combination(s), the company should disclose revenue and earnings of the combined entity as though the business combination(s) occurred as of the beginning of the comparable prior annual reporting period. The update also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings. The requirements in ASU 2010-29 are effective for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. ALC will apply the provisions of ASU 2010-29 on a prospective basis.

Reclassifications

Certain reclassifications have been made in the prior quarters' and years' financial statements to conform to the current quarters' and years' presentation. Such reclassifications had no effect on previously reported net income or stockholders' equity.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Disclosures

At December 31, 2010, our long-term debt, including the current portion, consisted of fixed-rate debt of $81.9 million, exclusive of a $0.3 million purchase accounting market value adjustment and variable rate debt of $50.0 million. At December 31, 2009, our long-term debt, including the current portion, consisted of fixed-rate debt of $71.5 million, exclusive of a $0.2 million purchase accounting market value adjustment and variable rate debt of $50.0 million.

Our earnings are affected by changes in interest rates as a result of our borrowings on our $120 million credit facility. At December 31, 2010, we had $50.0 million of variable rate borrowings based on LIBOR plus a premium. As of December 31, 2010, our variable rate was 150 basis points in excess of LIBOR. For every 1% change in LIBOR, our interest expense will change by approximately $500,000 annually. This analysis does not consider changes in the actual level of borrowings or repayments that may occur subsequent to December 31, 2010. This analysis also does not consider the effects of the reduced level of overall economic activity that could exist in such an environment, nor does it consider actions that management might be able to take with respect to our financial structure to mitigate the exposure to such a change.

In order to reduce risk related to our variable rate debt, from time to time we may enter into interest rate swap contracts or other interest rate protection agreements. As of December 31, 2010, we had the following interest rate swap contracts (fair value in thousands):

Contract Date	Notional Amount	Fixed Rate	Maturity	Fair Value
November 13, 2008	$30 million	2.83%	November 2011	$(642)
March 10, 2009	$20 million	1.98%	November 2011	$(278)

On February 18, 2011, ALC terminated the $120.0 million GE Credit Facility and entered into a new $125.0 million credit facility with U.S. Bank National Association. In connection with this refinancing, ALC elected to forgo hedge accounting treatment on its interest rate swaps. As a result, ALC expects to incur a first quarter of 2011 non-cash charge equal to the combined market value of the swaps. At December 31, 2010, the combined market value of the swaps was $0.9 million.

A 1% increase in interest rates would increase the fair value of these swap contracts by approximately $0.4 million and a 1% decrease in interest rates would decrease the fair value of these swap contracts by approximately $0.4 million.

We enter into contracts for the purchase of electricity and natural gas for use in certain of our operations in order to reduce the variability of energy costs. The deregulation of energy markets in selected areas of the country, the availability of products offered through energy brokers and providers, and our relatively stable demand for energy make it possible for us to enter longer term contracts to obtain more stable pricing. It is ALC's intent to enter into contracts solely for its own use. Further, it is fully anticipated that ALC will make use of all of the energy contracted. Expiration dates on our current energy contracts range from January 2011 to June 2012. FASB guidance requires ALC to evaluate these contracts to determine whether the contracts are derivatives. Certain contracts that meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales. Normal purchases are contracts that provide for the purchase of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal purchases and sales are documented and exempted from derivative accounting and reporting requirements. ALC has evaluated these energy contracts and determined they meet the normal purchases and sales exception and therefore are exempted from derivative accounting and reporting requirements.

The downturn in the United States housing market in 2007 through 2009 triggered a constriction in the availability of credit that is expected to continue through 2011. This could impact our ability to borrow money or refinance existing obligations at acceptable rates of interest. Lending standards for securitized financing have become tighter, making it more difficult to borrow. We have experienced no significant barriers to obtaining credit and do not expect to in the near future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "–Future Liquidity and Capital Resources."

Quantitative Disclosures

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for our fixed rate debt obligations as of December 31, 2010, (in thousands). Amounts exclude purchase accounting market value adjustment of debt of $0.3 million.

	2011	2012	2013	2014	2015	After 2015	Total	Fair Value Liability (Asset)
LONG-TERM DEBT:								
Fixed Rate	$2,488	$2,649	$2,835	$31,437	$22,511	$19,931	$81,851	$79,428
Average Interest Rate	6.59 %	6.60 %	6.59 %	6.82 %	7.09 %	6.94 %	6.72 %	

The above table incorporates only those exposures that existed as of December 31, 2010, and does not consider those exposures or positions which could arise after that date or future interest rate movements.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the F-Pages contained herein, which include our audited consolidated financial statements and are incorporated by reference in this Item 8.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A — CONTROLS AND PROCEDURES

Management's Assessment of Internal Control Over Financial Reporting

Management of ALC, including the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. ALC's internal controls were designed to provide reasonable assurance to ALC's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of ALC's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework.* Based on this assessment, ALC's management believes that, as of December 31, 2010, ALC's internal control over financial reporting is effective based on those criteria.

Management reviewed the results of their assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Grant Thornton LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in their report which is included below in this Item 9A.

Disclosure Controls and Procedures

ALC's management, with the participation of ALC's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of ALC's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2010. ALC's disclosure controls and procedures are designed to ensure that information required to be disclosed by ALC in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) accumulated and communicated to ALC's management, including its Chief Executive Officer, to allow timely decisions regarding required disclosures. Based on such evaluation, ALC's management, including its Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2010, ALC's disclosure controls and procedures were effective.

Changes in Internal Control

There have not been any changes in ALC's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, ALC's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Assisted Living Concepts, Inc.

We have audited Assisted Living Concepts, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Assisted Living Concepts, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Assisted Living Concepts, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Assisted Living Concepts, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 10, 2011 expressed an unqualified opinion.

GRANT THORNTON LLP
Milwaukee, Wisconsin
March 10, 2011

ITEM 9B — OTHER INFORMATION

Forward-Looking Statements and Cautionary Factors

This report and other written or oral disclosures that we make or that are made on our behalf may contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "will," "target," "intend," "plan," "foresee," or other words or phrases of similar import. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. In addition to factors that may accompany forward-looking statements, factors that could materially affect actual results include the following.

Factors and uncertainties facing our industry and us include:

- unfavorable economic conditions, such as recessions, high unemployment levels, and declining housing and financial markets, could adversely affect the assisted living industry in general and cause us to lose revenue;
- our strategy to reduce our reliance on Medicaid residents could cause overall occupancy and revenues to decline;
- events which adversely affect the ability of seniors to afford our monthly resident fees including sustained economic downturns, difficult housing markets and losses on investments designated for retirement could cause our occupancy rates, revenues and results of operations to decline;
- national, regional and local competition which could cause us to lose market share and revenue;
- our ability to cultivate new or maintain existing relationships with physicians and others in the communities in which we operate who provide referrals for new residents could affect occupancy rates;
- changes in the numbers of our residents who are private pay residents may significantly affect our profitability;
- termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels;
- increases in labor costs, as a result of a shortage of qualified personnel, regulatory requirements or otherwise, could substantially increase our operating costs;
- inability to increase resident fees to cover energy, food and other costs which could reduce operating margins;
- markets where overbuilding exists and future overbuilding in other markets where we operate our residences may adversely affect our operations;
- personal injury claims, if successfully made against us, could materially and adversely affect our financial condition and results of operations;
- failure to comply with laws and government regulation could lead to fines and penalties;

- compliance with regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition;

- new laws or regulations could increase our costs or negatively impact our business;

- audits and investigations under our contracts with federal and state government agencies could have adverse findings that may negatively impact our business;

- failure to comply with environmental laws, including laws regarding the management of infectious medical waste, could materially and adversely affect our financial condition and results of operations;

- failure to comply with laws governing the transmission and privacy of health information could materially and adversely affect our financial condition and results of operations;

- efforts to regulate the construction or expansion of healthcare providers could impair our ability to expand through construction of new residences or expansion of exiting residences;

- acquisitions that could subject us to a number of operating risks; and

- costs associated with capital improvements could adversely affect our profitability.

Factors and uncertainties related to our indebtedness and lease arrangements include:

- loan and lease covenants could restrict our operations and a default could result in the acceleration of indebtedness or cross-defaults, any of which would negatively impact our liquidity and our ability to grow our business and revenues;

- if we do not comply with the requirements in leases or debt agreements pertaining to revenue bonds, we would be subject to lost revenues and financial penalties;

- restrictions in our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy; and

- increases in interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

Additional risk factors are discussed under the "Risk Factors" section in Item 1A of this report.

PART III

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our Directors, certain corporate governance matters and Section 16(a) beneficial ownership reporting compliance is incorporated by reference from our definitive proxy statement for the 2011 annual meeting of stockholders under the captions "Proposal 1: Election of Directors – Nominees," "Proposal 1: Election of Directors – Board Leadership Structure and Role of Board in Risk Oversight," "Proposal 1: Election of Directors – Independence," "Proposal 1: Election of Directors – Meetings," "Proposal 1: Election of Directors – Committees," "Proposal 1: Election of Directors – Governance Documents," "Proposal 1: Election of Directors – Communications," "Proposal 1: Election of Directors – Director Compensation," and "Section 16(a) Beneficial Ownership Reporting Compliance." The balance of the response to this item is contained in the information entitled "Executive Officers of the Registrant" following Item 4 in Part I of this report.

Information about our audit committee financial expert is incorporated by reference to our definitive proxy statement for the 2011 annual meeting of stockholders.

We have adopted a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer, as well as a Code of Ethics for Chief Executive and Senior Financial Officers, which applies to our principal executive officer, principal financial officer, principal accounting officer, and controller, both of which are available on our website at www.alcco.com. Any amendment to, or waiver from, a provision of such codes of ethics will be posted on our website.

ITEM 11 — EXECUTIVE COMPENSATION

Information about executive compensation is incorporated by reference to our definitive proxy statement for the 2011 annual meeting of stockholders under the captions "Executive Compensation," "Director Compensation," and "Compensation Committee Report."

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans is incorporated by reference to our definitive proxy statement for the 2011 annual meeting of stockholders under the captions "Securities Authorized for Issuance under Equity Compensation Plans" and "Stock Ownership of Management and Others."

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related persons, and director independence is incorporated herein by reference from our definitive proxy statement from the 2011 annual meeting of stockholders under the captions "Certain Business Relationships; Related Person Transactions", "Proposal 1: Election of Directors – Independence", and "Proposal 1: Election of Directors – Committees".

ITEM 14 — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services is incorporated by reference from our definitive proxy statement for the 2011 annual meeting of stockholders under the caption "Fees Paid to Independent Auditors."

PART IV

ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Our audited consolidated financial statements:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2010 and 2009

   Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2009 and 2008

   Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules are omitted because they are not applicable or because the required information is given in the consolidated financial statements and notes thereto.

3. Exhibits

   See the Exhibit Index included as the last part of this report (following the signature page), which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Assisted Living Concepts, Inc.

We have audited the accompanying consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries, collectively the "Company", as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

GRANT THORNTON LLP
Milwaukee, Wisconsin
March 10, 2011

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 13,364	$ 4,360
Investments	4,599	3,427
Accounts receivable, less allowances of $1,414 and $738, respectively	3,201	2,668
Prepaid expenses, supplies and other receivables	3,020	3,537
Deposits in escrow	2,371	1,993
Income tax receivable	356	723
Deferred income taxes	5,108	4,636
Current assets of discontinued operations	168	36
Total current assets	32,187	21,380
Property and equipment, net	437,303	415,454
Intangible assets, net	10,193	11,812
Restricted cash	3,448	4,389
Other assets	1,973	1,935
Non-current assets of discontinued operations	—	399
Total Assets	$485,104	$455,369
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 6,154	$ 8,005
Accrued liabilities	20,173	19,228
Deferred revenue	4,784	6,368
Current maturities of long-term debt	2,449	1,823
Current portion of self-insured liabilities	500	500
Current liabilities of discontinued operations	—	34
Total current liabilities	34,060	35,958
Accrual for self-insured liabilities	1,597	1,416
Long-term debt	129,661	119,914
Deferred income taxes	20,503	13,257
Other long-term liabilities	10,024	11,853
Commitments and contingencies		
Total liabilities	195,845	182,398
Preferred Stock, par value $0.01 per share, 25,000,000 shares authorized, no shares issued and outstanding, respectively	—	—
Class A Common Stock, $0.01 par value, 80,000,000 authorized at December 31, 2010 and December 31, 2009; 12,408,369 and 12,397,525 shares issued and 9,967,033 and 10,048,674 shares outstanding, respectively	124	124
Class B Common Stock, $0.01 par value, 15,000,000 authorized at December 31, 2010 and December 31, 2009; 1,520,310 and 1,528,650 issued and outstanding, respectively	15	15
Additional paid-in capital	315,292	314,602
Accumulated other comprehensive loss	(95)	(2,012)
Retained earnings	49,970	33,486
Treasury stock at cost, 2,441,336 and 2,348,851 shares, respectively	(76,047)	(73,244)
Total stockholders' equity	289,259	272,971
Total Liabilities and Stockholders' Equity	$485,104	$455,369

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2010	2009	2008
Revenues	$233,128	$228,723	$231,576
Expenses:			
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	139,689	142,048	150,645
General and administrative	15,080	13,515	12,789
Residence lease expense	19,846	20,044	19,910
Depreciation and amortization	22,806	21,219	18,333
Impairment of long-lived asset	—	148	—
Goodwill impairment	—	16,315	—
Total operating expenses	197,421	213,289	201,677
Income from operations	35,707	15,434	29,899
Other income (expense):			
Other-than-temporary investments impairment	(2,026)	—	—
Other	23	—	—
Interest income	11	54	614
Interest expense	(7,782)	(7,343)	(7,149)
Income from continuing operations before income taxes	25,933	8,145	23,364
Income tax expense	(9,449)	(7,343)	(8,652)
Net income from continuing operations	16,484	802	14,712
Loss from discontinued operations, net of taxes	—	(957)	(389)
Net income (loss)	$ 16,484	$ (155)	$ 14,323
Weighted average common shares:			
Basic	11,540	11,755	12,486
Diluted	11,706	11,755	12,617
Per share data:			
Basic earnings (loss) per common share:			
Income from continuing operations	$ 1.43	$ 0.07	$ 1.18
Loss from discontinued operations	—	(0.08)	(0.03)
Net income (loss)	$ 1.43	$ (0.01)	$ 1.15
Diluted earnings (loss) per common share:			
Income from continuing operations	$ 1.41	$ 0.07	$ 1.17
Loss from discontinued operations	—	(0.08)	(0.03)
Net income (loss)	$ 1.41	$ (0.01)	$ 1.14

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional	Accumulated Other			Total	
	Shares Issued	Par	Paid-In Capital	Comprehensive Income	Retained Earnings	Treasury Stock	Stockholders' Equity	Comprehensive Income
Balance, December 31, 2007	13,910	$139	$314,104	$ 103	$19,318	$(39,130)	$294,534	$ —
Conversion of Class B Common Stock to Class A Common Stock	15	1	(1)	—	—	—	—	—
Unrealized losses on available for sale securities, net of tax benefit of $854	—	—	—	(1,437)	—	—	(1,437)	(1,437)
Unrealized loss on derivative, net of tax benefit of $401	—	—	—	(655)	—	—	(655)	(655)
Compensation expense related to employee and Director SAR/Options	—	—	99	—	—	—	99	—
Purchases of Treasury stock	—	—	—	—	—	(27,125)	(27,125)	—
Net income	—	—	—	—	14,323	—	14,323	14,323
Comprehensive income	—	—	—	—	—	—	—	12,231
Balance, December 31, 2008	13,925	140	314,202	(1,989)	33,641	(66,255)	279,739	
Conversion of Class B Common Stock to Class A Common Stock	3	—	—	—	—	—	—	—
Unrealized gains on available for sale securities, net of tax expense of $44	—	—	—	63	—	—	63	63
Reverse stock split	—	(1)	(6)	—	—	—	(7)	—
Unrealized losses on derivative, net of tax benefit of $53	—	—	—	(86)	—	—	(86)	(86)
Compensation expense related to employee and Director SAR/Options	—	—	406	—	—	—	406	—
Purchases of Treasury stock	—	—	—	—	—	(6,989)	(6,989)	—
Net loss	—	—	—	—	(155)	—	(155)	(155)
Comprehensive income	—	—	—	—	—	—	—	(178)
Balance, December 31, 2009	13,928	139	314,602	(2,012)	33,486	(73,244)	272,971	
Conversion of Class B Common Stock to Class A Common Stock	1	—	—	—	—	—	—	—
Other-than-temporary impairment of investments, net of tax expense of $765	—	—	—	1,247	—	—	1,247	1,247
Unrealized gains on available for sale securities, net of tax expense of $305	—	—	—	500	—	—	500	500
Issuance of shares for employee stock options	—	—	31	—	—	—	31	—
Unrealized gains on derivative, net of tax expense of $105	—	—	—	170	—	—	170	170
Compensation expense related to employee and Director SAR/Options	—	—	659	—	—	—	659	—
Purchases of Treasury stock	—	—	—	—	—	(2,803)	(2,803)	—
Net income	—	—	—	—	16,484	—	16,484	16,484
Comprehensive income	—	—	—	—	—	—	—	$18,401
Balance, December 31, 2010	13,929	$139	$315,292	$ (95)	$49,970	$(76,047)	$289,259	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES:			
Net income (loss)	$ 16,484	$ (155)	$ 14,323
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	22,807	21,518	18,710
Other-than-temporary investments impairment	2,026	—	—
Goodwill impairment	—	16,315	—
Loss due to property and equipment impairment	—	1,369	—
Amortization of purchase accounting adjustments for leases	(645)	(395)	(248)
Provision for bad debts	676	49	(303)
Provision for self-insured liabilities	639	1,080	435
Loss on sale or disposal of fixed assets	401	82	196
Equity-based compensation expense	659	406	99
Deferred income taxes	5,599	1,477	6,279
Gain on investments	(78)	—	—
Changes in assets and liabilities:			
Accounts receivable	(1,209)	(38)	515
Prepaid expenses, supplies and other receivables	517	(180)	1,626
Deposits in escrow	(378)	320	139
Current assets – discontinued operations	(132)	117	—
Accounts payable	(1,170)	(2,076)	230
Accrued liabilities	25	1,281	(53)
Deferred revenue	(1,584)	(319)	393
Current liabilities – discontinued operations	(34)	(13)	—
Payments of self-insured liabilities	(458)	(640)	(200)
Income taxes payable/ receivable	367	2,415	(2,669)
Changes in other non-current assets	1,213	(156)	5,102
Other non-current assets – discontinued operations	399	539	—
Other long-term liabilities	48	1,050	602
Other long-term liabilities – discontinued operations	—	(14)	—
Cash provided by operating activities	46,172	44,032	45,176
INVESTING ACTIVITIES:			
Payment for securities	(818)	(216)	—
Proceeds on sales of securities	515	—	—
Payment for acquisitions	(27,500)	—	(14,546)
Cash designated for acquisition	—	—	14,864
Payments for new construction projects	(5,619)	(13,337)	(21,333)
Payments for purchases of property and equipment	(11,000)	(14,564)	(17,764)
Cash used in investing activities	(44,422)	(28,117)	(38,779)
FINANCING ACTIVITIES:			
Payments of financing costs	(310)	(358)	(244)
Purchase of treasury stock	(2,803)	(6,989)	(27,125)
Proceeds from issuance of shares for employee stock options	31	—	—
(Repayment of) proceeds on borrowings on revolving credit facility	—	(29,000)	37,000
Repayment of mortgage debt	(1,914)	(9,113)	(19,215)
Proceeds from mortgage debt	12,250	14,000	9,026
Cash provided by (used in) financing activities	7,254	(31,460)	(558)
Increase (decrease) in cash and cash equivalents	9,004	(15,545)	5,839
Cash and cash equivalents, beginning of year	4,360	19,905	14,066
Cash and cash equivalents, end of year	$ 13,364	$ 4,360	$ 19,905

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands)

	Year Ended December 31,		
	2010	2009	2008
Supplemental schedule of cash flow information:			
Cash paid during the period for:			
Interest	$7,285	$7,575	$7,490
Income tax payments, net of refunds	3,459	2,884	4,635

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Assisted Living Concepts, Inc. and its subsidiaries ("ALC" or the "Company") operated 211 assisted and independent living residences in 20 states in the United States totaling 9,305 units as of December 31, 2010. ALC's residences average 40 to 60 units and offer a supportive, home-like setting. Residents may receive assistance with activities of daily living either directly from ALC employees or indirectly through ALC's wholly-owned health care subsidiaries.

ALC became an independent, publicly traded company listed on the New York Stock Exchange on November 10, 2006, (the "Separation Date") when ALC Class A and Class B Common Stock was distributed by Extendicare Inc., now known as Extendicare Real Estate Investment Trust ("Extendicare"), to its stockholders (the "Separation").

Effective March 16, 2009, ALC implemented a one-for-five reverse stock split of its Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. All references to share amounts, stock prices, and per share data in this annual report on Form 10-K have been adjusted to reflect this reverse stock split.

ALC operates in a single business segment with all revenues generated from those properties located within the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Presentation and Consolidation

ALC's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's most significant estimates include revenue recognition and valuation of accounts receivable, measurement of acquired assets and liabilities in business combinations, valuation of assets and determination of asset impairment, self-insured liabilities for general and professional liability, workers' compensation and health and dental claims, valuation of conditional asset retirement obligations, and valuation of deferred tax assets. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

ALC considers highly liquid investments that have a maturity of 90 days or less to be cash equivalents. ALC has a centralized approach to cash management. From time to time, ALC may have deposits in banks that exceed Federal Deposit Insurance Corporation limits. Management believes the credit risk related to these deposits is minimal.

(c) Investments

Investments in marketable securities are stated at fair value. Investments with no readily determinable fair value are carried at cost. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. All of our marketable securities are classified as available-for-sale. In December 2009, ALC elected to account for its investments in the executive retirement plan in accordance with the fair value option of Accounting Standards Codification ("ASC") Topic 825. This provides for unrealized gains and losses to be recorded in the statement of operations instead of through comprehensive income. ALC records unrealized gains and losses from executive retirement plan investments in general and administrative expense; interest income and dividends from these investments are reported as a component of interest income. The purpose for making this election was to mitigate volatility in ALC's reported earnings as the change in market value of the investments will be offset by the recording of the related deferred compensation expense.

All other investments will continue to have their unrealized gains and losses recorded in other comprehensive income, net of tax. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations. The cost of securities held to fund executive retirement plan obligations is based on the average cost method and for the remainder of our marketable securities we use the specific identification method.

ALC regularly reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. To determine whether a decline in value is other-than-temporary, ALC evaluates several factors, including the current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee's industry, and ALC's intent to carry the investment for a sufficient period of time for any recovery in fair value. If declines in value are deemed other-than-temporary, ALC records reductions in carrying values to estimated fair values, which are determined based on quoted market prices, if available, or on one or more valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies. ALC recorded an other-than-temporary impairment of investments in the year December 31, 2010 of $2.0 million. There was no such impairment recorded in the years ended December 31, 2009 and 2008.

(d) Accounts Receivable

Accounts receivable are recorded at the net realizable value expected to be received from individual residents or their responsible parties ("private payers") and government assistance programs such as Medicaid.

At December 31, 2010 and 2009, ALC had approximately 94% and 87%, respectively, of its accounts receivable derived from private payer sources, with the balance owing under various state Medicaid programs. Although management believes there are no credit risks associated with government agencies other than possible funding delays, claims filed under the Medicaid program can be denied if not properly filed prior to a statute of limitations.

ALC periodically evaluates the adequacy of its allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payer type. Allowances for uncollectibility are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, ALC has developed internally-determined percentages for establishing an allowance for doubtful accounts, which are based upon historical collection trends for each payer type and age of the receivables. Accounts receivable that ALC specifically estimates to be uncollectible, based upon the above process, are fully reserved in the allowance for doubtful accounts until they are written off or collected. ALC wrote off accounts receivable of $1.1 million, $1.1 million, and $1.3 million in 2010, 2009, and 2008, respectively. Bad debt expense was $1.7 million, $1.1 million, and $1.0 million for 2010, 2009 and 2008, respectively.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method for financial reporting purposes at rates based upon the following estimated useful lives:

Buildings	30 to 40 years
Building improvements	4 to 20 years
Furniture and equipment	3 to 10 years
Leasehold improvements	The shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the residence is opened. Depreciation of the residence, including interest capitalized, is commenced the month after the residence is opened and is based upon the useful life of the asset, as outlined above. ALC capitalized interest expense of $39,000, $0.1 million and $0.4 million in 2010, 2009 and 2008, respectively.

Maintenance and repairs are charged to expense as incurred. When property or equipment is retired or disposed, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in the consolidated statement of operations.

Depreciation expense for 2010, 2009 and 2008 was $21.2 million, $20.0 million, and $16.5 million, respectively.

(f) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to ALC, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted in the United States of America, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

Leases that are operating leases with defined scheduled rent increases are accounted for in accordance with accounting guidance. The scheduled rent increases are recognized on a straight-line basis over the lease term.

(g) Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired net assets in excess of their fair market values. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and also reviewed at least annually for impairment.

A two-step impairment test is required to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of each reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired and the second step is not required. If the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill.

During the first quarter of 2009, the economy experienced recessionary conditions, which were reflected in declining equity prices. ALC's stock price declined along with the overall market. The Company determined that the resulting significant change in its market capitalization warranted an interim review of goodwill.

The Company has assessed its fair value using its stock price as well as applying an implied control premium. Due to the volatility of the market value of its stock price, the use of the average stock price over a range of dates around the valuation date was used. ALC compared the implied control premium to premiums paid in observable recent transactions of comparable companies.

At March 31, 2009, the market capitalization of ALC, using the average stock price from the five trading days prior to and through the five days after March 31, 2009 along with an implied control premium, resulted in a fair value estimate below its carrying value. In step two of the analysis, the Company completed a valuation of its assets and liabilities by estimating cash flows and recent market capitalization rates which were applied to income producing assets.

Based on the review described above, ALC recorded a goodwill impairment charge of $16.3 million during the first quarter of 2009. The impairment charge is included as a component of operating results in the accompanying consolidated statement of operations. The impairment charge is non-cash in nature.

Operating lease intangibles are valued upon acquisition using discounted cash flow projections that assume certain future revenues and costs over the remaining expected lease term. The value assigned to operating lease intangibles is amortized on a straight-line basis over the lease term.

Resident relationships intangible assets are stated at the amount determined upon acquisition, net of accumulated amortization. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the time period to achieve optimal occupancy. The amortization period is subject to evaluation upon each acquisition and range from 36 to 48 months. Amortization of the resident relationships asset is included within amortization expense in the consolidated statements of operations. Acquisitions have included both independent and assisted living residents. Independent residents generally will occupy a unit for a longer period of time.

(h) Long-lived Assets

ALC assesses annually the recoverability of long-lived assets, including property and equipment. Accounting guidance requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. ALC incurred an impairment of long-lived asset charge in continuing operations of $0.1 million on one property in 2009 and $1.2 million of impairment charges on four properties held in discontinued operations. There were no impairment charges in either 2010 or 2008. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less all associated costs of disposition. Accounting guidance also requires separate reporting of discontinued operations to the component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Management considers such factors as current results, trends and future prospects, current market value, and other economic and regulatory factors, in performing these analyses.

(i) Self-insured Liabilities

ALC maintains business insurance programs with significant self-insured retentions which cover workers' compensation and general and professional liability claims. ALC accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. ALC also maintains a self-insured health benefits plan which provides medical benefits to employees electing coverage under the plan. ALC maintains a reserve for incurred but not reported medical claims based on historical experience and other assumptions. ALC uses independent actuarial firms to assist in determining the adequacy of general, professional and workers' compensation liability reserves.

(j) Stockholders' Equity

ALC has authorized 80,000,000 shares of Class A Common Stock, $0.01 par value, and also has authorized 15,000,000 shares of Class B Common Stock, $0.01 par value.

The relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects, except for voting rights, conversion rights and transferability. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote.

Each share of Class B Common Stock is convertible at any time, and from time to time, at the option of the holder into 1.075 shares of Class A Common Stock. In addition, any shares of Class B Common Stock transferred to a person other than a permitted holder (as described in our amended and restated articles of incorporation) of Class B Common Stock will automatically convert into shares of Class A Common Stock on a 1:1.075 basis upon any such transfer. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

ALC has also authorized 25,000,000 shares of Preferred Stock, none of which has been issued as of December 31, 2010 and 2009.

Effective March 16, 2009, Assisted Living Concepts, Inc. implemented a one-for-five reverse stock split of its Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. All share amounts and per share data in this annual report on Form 10-K have been adjusted to reflect this reverse stock split.

A reconciliation of our outstanding shares is as follows:

		Class A Common Stock	Class B Common Stock	Treasury Stock
December 31, 2008		10,443,313	1,562,101	1,918,399
	Conversion of Class B to Class A	35,813	(33,451)	—
	Repurchase of Class A Common Stock	(430,452)	—	430,452
December 31, 2009		10,048,674	1,528,650	2,348,851
	Conversion of Class B to Class A	8,844	(8,340)	—
	Repurchase of Class A Common Stock	(92,485)	—	92,485
	Issuance of shares for stock options	2,000	—	—
December 31, 2010		9,967,033	1,520,310	2,441,336

On August 9, 2009, ALC's Board of Directors authorized the repurchase of up to $15 million of shares of ALC's outstanding Class A Common Stock over the twelve-month period ended August 9, 2010. This share repurchase authorization replaced the share repurchase program initiated in December 2006 which initially authorized the repurchase of up to $20 million of shares of Class A Common Stock (expanded to $80 million) and which expired August 6, 2009. On August 9, 2010, the Board of Directors extended and expanded the repurchase program by authorizing the purchase of up to $15 million in Class A Common Stock over the twelve-month period ending August 9, 2011. Shares may be repurchased in the open market or in privately negotiated transactions from time to time in accordance with appropriate Securities and Exchange Commission guidelines and regulations and subject to market conditions, applicable legal requirements, and other factors. In 2010, ALC repurchased 92,485 shares of its Class A Common Stock at an aggregate cost of approximately $2.8 million and an average price of $30.27 per share (excluding fees) under both share repurchase programs. At December 31, 2010, approximately $14.1 million remained available under the repurchase program. Stock repurchases have been financed through existing funds and borrowings under the Company's $120 million revolving credit facility. Treasury stock has been accounted for using the cost method.

(k) Revenue Recognition

For 2010, 2009 and 2008 approximately 98%, 95% and 92%, respectively, of revenues were derived from private payers. The remainder of ALC's revenue was derived from state-funded Medicaid reimbursement programs. Revenues are recorded in the period in which services and products are provided at established rates. Revenues collected in advance are recorded as deferred revenue upon receipt and recorded to revenue in the period the revenues are earned.

From time to time, ALC collects new residency fees from private pay residents. These fees are non-refundable and are generally used to prepare a resident's room for occupancy. ALC defers these revenues and amortizes them over the average expected stay of private pay residents, which is approximately 14 months.

(l) Advertising Expense

Advertising costs are expensed as incurred. Advertising expense incurred for 2010, 2009 and 2008 totaled $0.8 million, $1.0 million and $1.2 million, respectively.

(m) Deferred Financing Costs

Costs associated with obtaining financing are capitalized and amortized over the term of the related debt. In 2010, ALC incurred deferred financing costs of $0.3 million related to mortgage debt refinancing. In 2009, ALC incurred deferred financing costs of $0.4 million related to mortgage debt refinancing. ALC amortized $0.5 million, $0.4 million and $0.2 million of these deferred financing fees through interest expense in 2010, 2009 and 2008, respectively. The deferred costs are being amortized over the life of the related debt through expense on a straight line basis.

(n) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other gains and losses affecting stockholders' equity which under GAAP are excluded from results of operations. In 2010, 2009 and 2008, this consists of unrealized gains (losses) on available for sale investment securities, net of any related tax effect and unrealized gains (losses) on interest rate swap derivatives, net of tax, and other than temporary losses on investments, net of tax . In 2010, ALC performed its quarterly review of investment securities and determined the severity and duration of the impairment on its equity investments and the likelihood of recovery of these investments was such that the investments were other-than-temporarily impaired and as a result reclassified a $1.2 million comprehensive loss to earnings.

	2010	2009	2008
		(In thousands)	
Net income (loss)	$16,484	$(155)	$14,323
Unrealized gains (losses) on investments, net of tax expense (benefit) of $305, $44 and $(854), respectively	500	63	(1,437)
Unrealized gains (losses) on derivatives, net of tax expense (benefit) of $105, $(53) and $(401), respectively	170	(86)	(655)
Other-than-temporary loss on investments, net of tax benefit of $765	1,247	—	—
Total comprehensive income (loss)	$18,401	$(178)	$12,231

The components of Accumulated Other Comprehensive Income (Loss), net of tax, are as follows:

	2010	2009	2008
		(In thousands)	
Unrealized gains (losses) on investments	$ 476	$(1,271)	$(1,334)
Net unrealized loss on derivatives	(571)	(741)	(655)
Accumulated other comprehensive income (loss)	$ (95)	$(2,012)	$(1,989)

(o) Income Taxes

In all periods presented, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ALC accrues interest and penalties related to unrecognized tax benefits in the provision for income taxes. See Note 16 to the consolidated financial statements for additional disclosures.

(p) Derivative Financial Instruments

In November 2008 and March 2009, ALC entered into financial instruments to hedge interest rate risk and effectively converted floating rate debt to a fixed rate basis. The derivative instruments are recognized as accrued liabilities in the 2010 consolidated balance sheet with a negative fair value of $0.9 million. The change in mark-to-market of the value of the derivative is recorded as other comprehensive income (loss) because it has been designated and qualifies as a cash flow hedge. ALC determined the hedge was 100% effective as of December 31, 2010; therefore, the complete change in fair value was recorded in other comprehensive income. ALC did not enter into derivative financial instruments prior to 2008 so the net impact of the $0.9 million referred to above is the cumulative net unrealized loss and no realized gains or losses have impacted our Consolidated Statements of Operations. See Note 22 Subsequent Events.

ALC has a policy of only entering into contracts with major financial institutions based upon their credit rating and other factors.

(q) Accounting for Acquisitions

ALC assesses the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect to the valuation of the real estate acquired, ALC calculates the fair value of the land and buildings, or properties, using an "as if vacant" approach. The fair value of furniture and equipment is determined on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. ALC allocates the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. These estimates were based upon historical, financial and market information. Goodwill acquired on acquisition is not deductible for tax purposes.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average residence lease-up period, the average lease-up costs and the deficiency in operating profits relative to the residence's performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the residence and the expense is reflected in the depreciation and amortization line on the statement of operations.

(r) Fair Value Measurements

Accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ALC's derivative position is valued using models developed internally by the respective counterparty that use as their basis readily observable market parameters (such as forward yield curves) and are classified within Level 2 of the valuation hierarchy.

ALC considers its own credit risk as well as the credit risk of its counterparties when evaluating the fair value of its derivatives. Any adjustments resulting from credit risk are recorded as a change in fair value of derivatives and amortization in the current period consolidated statement of operations.

(s) Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standard Update ("ASU") 2010-6, *Improving Disclosures About Fair Value Measurements* ("ASU 2010-6"), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on ALC's consolidated financial statements.

In January 2010, ALC adopted the amendment in ASC 820 requiring new fair value disclosures on fair value measurements for all nonfinancial assets and liabilities, including separate disclosure of significant transfers into and out of Level 3 and the reasons for the transfers, the amount of transfers between Level 1 and Level 2 and the reasons for the transfers, lower level of disaggregation for fair value disclosures (by class rather than major category) and additional details on the valuation techniques and inputs used to determine Level 2 and Level 3 measurements. Other than the required disclosures, the adoption of the guidance had no impact on the consolidated financial statements.

In January 2010, ALC adopted amendments to the variable interest consolidation model in ASC 810, *Consolidation*. Key amendment changes include: the scope exception for qualifying special purpose entities was eliminated, consideration of kick-out and participation rights in variable interest entity determination, qualitative analysis considerations for primary beneficiary determination, changes in related party considerations, and certain disclosure changes. ALC has no joint ventures and, as such, the adoption of the new guidance had no impact on ALC's consolidated results of operations and financial condition.

In July 2010, the FASB issued a final accounting standards update that requires entities to provide extensive new disclosures in their financial statements about their financing receivables, including credit risk exposures and the allowance for credit losses. Adoption of this accounting standards update is required for public entities for interim or annual reporting periods ending on or after December 15, 2010. The adoption of the guidance had no impact on ALC's consolidated financial statements.

(t) Recently Issued Accounting Pronouncements

Described below are recent changes in accounting guidance that may have a significant effect on ALC's financial statements. Recent guidance that is not anticipated to have an impact on or is unrelated to ALC's financial condition, results of operations or related disclosures are not discussed.

In December 2010, the FASB released Accounting Standards Update 2010-28 ("ASU 2010-28"), *Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* The update requires a company to perform Step 2 of the goodwill impairment test if the carrying value of the reporting unit is zero or negative and adverse qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors to consider are consistent with the existing guidance and examples in Topic 350, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The requirements in ASU 2010-28 are effective for public companies in the first annual period beginning after December 15, 2010. ASU 2010-28 is not expected to materially impact ALC's consolidated financial statements.

In December 2010, the FASB released Accounting Standards Update 2010-29 ("ASU 2010-29"), *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.* ASU 2010-29 specifies that when a public company completes a business combination(s), the company should disclose revenue and earnings of the combined entity as though the business combination(s) occurred as of the beginning of the comparable prior annual reporting period. The update also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings. The requirements in ASU 2010-29 are effective for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. ALC will apply the provisions of ASU 2010-29 on a prospective basis.

(u) Reclassifications

Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation. Such reclassifications had no effect on previously reported net income or stockholders' equity.

3. ACQUISITIONS

On January 1, 2008, ALC acquired the operations of BBLRG, LLC, doing business as CaraVita, consisting of eight leased assisted and independent living residences and a total of 541 leased units, for a purchase price including fees and expenses of $14.8 million. The master lease has an initial term expiring in March 2015 with three five-year renewal options. ALC financed

this transaction with borrowings under its $120 million credit facility. In connection with the master lease, ALC guarantees certain quarterly minimum occupancy levels and is subject to net worth, minimum capital expenditure requirements per residence, per annum and minimum fixed charge coverage ratios. Failure to meet certain operating and occupancy covenants in the Cara Vita operating lease would give the lessor the right to accelerate the lease obligations and terminate our right to operate all or some of those properties. At December 31, 2010 and 2009, ALC was in compliance with all master lease covenants.
ALC's final allocation of fair value for the CaraVita acquisition resulted in the following:

	(In thousands)
Operating lease intangible	$11,573
Resident relationship intangible	2,427
Non-compete agreements	331
Vehicles	107
Other	386
Total	$14,824

The operating lease intangible is being amortized over 17.25 years which is the term of the lease excluding the final five years as the renewal is based on the then determined fair value. The resident relationship intangible is being amortized over three years for the assisted living properties and over four years for the independent living property, and the non-compete agreements are being amortized over five years which is the term of the non-compete agreements. Vehicles are being depreciated over four years.

On November 1, 2010, ALC completed the acquisition of nine senior living residences from HCP, Inc. The nine residences, two of which are located in New Jersey and seven in Texas, contain a total of 365 units and were previously leased and operated by ALC under leases expiring between November 2010 and May 2012. The cash purchase price was $27.5 million plus certain transaction costs and was allocated $24.1 million to buildings and $3.4 million to land. As part of the consideration, ALC reclassified $0.5 million of unamortized leasehold improvements to property and equipment.

Because ALC has operated these nine properties in all periods presented, no transaction related pro forma adjustments to revenues are necessary in the Consolidated Financial Statement of Operations for all periods presented.

The pro forma impact on net income from continuing operations and net income would have been an increase in each reported amount by approximately $0.1 million in both the 2009 and 2010 periods. The pro forma impact for the 2009 period consist of a decrease from reported residence lease expense of $2.3 million and an increase in reported interest expense, depreciation and amortization, and income tax expense of $1.8 million, $0.3 million and $0.1 million, respectively. The pro forma impact for the 2010 period consist of a decrease from reported residence lease expense of $2.7 million and an increase in reported interest expense, depreciation and amortization, and income tax expense of $1.8 million, $0.7 million, and $0.1 million, respectively. The pro forma impact related to interest expense assumes the transaction was 100% financed using an interest rate of 6.5%.

4. INVESTMENTS

Investments consist of $0.9 million of money market funds and $0.1 million of equity securities, both held to fund ALC's executive retirement plan ("ERP") obligations, $3.0 million held in three individual equity securities which were contributed to ALC's capital upon the Separation, all of which are classified as available-for-sale and stated at fair value based on market quotes and $0.6 million of time deposits.

The securities related to the executive retirement plan are held in a securities brokerage account and are invested at the specific direction of the participants. Investment options include a limited number of mutual funds and money market funds.

In December 2009, ALC elected to account for securities related to the executive retirement plan under the fair value option of ASC Topic 825. As a result of making this election, all future gains and losses related to these investments will be recorded in the statement of operations as a component of general and administrative expense. Interest income and dividends are reported as a component of interest income. The purpose for making this election was to mitigate volatility in ALC's reported earnings as the change in market value of the investments will be offset by the recording of the related deferred compensation expense.

The other three equity investments are being accounted for under ASC Topic 320 and are recorded at fair value. Unrealized gains and losses which are determined to be temporary in nature are recorded net of deferred taxes as a component of other comprehensive income. In the event unrealized losses are determined to be other-than-temporary, the unrealized loss is reclassified from comprehensive income and reported in the statement of operations. The current fair market value of the impaired investment then becomes the new cost basis of the investment. In the second quarter of 2010, the Company performed its quarterly review of investment securities and determined the severity and duration of the impairment on its equity investments and the likelihood of recovery of these investments was such that the investments were other-than-temporarily impaired. An other-than-temporary loss on investments of $2.0 million was recorded in the year ended December 31, 2010. No such impairment was recorded in the years ended December 31, 2009 or 2008.

ALC recorded realized gains of $27,000 in the year ended December 31, 2010 and realized losses of $53,000 in the year ended December 31, 2009. These gains and losses were reported in general and administrative expense in both 2010 and 2009.

Investments consisted of the following:

	December 31, 2010			December 31, 2009		
	Cost	Fair Market Value	Unrealized Gain/ (Loss)	Cost	Fair Market Value	Unrealized Gain/ (Loss)
	(In thousands)					
Time deposits	$ 601	$ 601	$ —	$ —	$ —	$ —
ERP Investments	1,029	1,036	7	1,079	1,079	—
Equity Investments with unrealized gains	2,201	2,962	761	—	2	2
Equity Investments with unrealized losses	—	—	—	4,400	2,346	(2,054)
Total Investments	$3,831	$4,599	$768	$5,479	$3,427	$(2,052)

The following table shows our investments gross unrealized losses and fair values that have been in a continuous loss position at December 31:

	Less Than Twelve Months		Greater Than Twelve Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)					
2010 Equity securities	—	—	—	—	—	—
2009 Equity securities	—	—	$2,411	$2,054	$2,411	$2,054

5. PREPAID EXPENSES, SUPPLIES AND OTHER RECEIVABLES

Supplies, prepaid expenses and other receivables consisted of the following at December 31:

	2010	2009
	(In thousands)	
Prepaid expenses	$1,528	$1,921
Supplies	974	974
Other receivables	518	642
	$3,020	$3,537

6. PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation and amortization consisted of the following at December 31:

	2010	2009
	(In thousands)	
Land and land improvements	$ 31,426	$ 27,207
Buildings and improvements	475,332	442,176
Furniture and equipment	30,433	27,900
Leasehold improvements	8,442	8,216
Construction in progress	4,770	2,024
	550,403	507,523
Less accumulated depreciation and amortization	(113,100)	(92,069)
	$437,303	$415,454

In 2010 and 2009, ALC capitalized $4.9 million and $16.5 million related to the ongoing expansion program, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a summary of the changes in the carrying amount of goodwill:

	2010	2009
Balance at beginning of year	$—	$ 16,315
Additions	—	—
Adjustments	—	(16,315)
Balance at end of year	$—	$ —

In 2009, the goodwill adjustment reflects the impairment charge recorded in the first quarter of 2009.

Intangible assets with definite useful lives are amortized over their estimated lives and are tested for impairment whenever indicators of impairment arise. The following is a summary of other intangible assets as of December 31, 2010 and 2009, respectively (in thousands):

	December 31, 2010			December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Resident relationships	$ 3,169	$(2,744)	$ 425	$ 3,169	$(1,868)	$ 1,301
Operating lease intangible and renewal options	11,665	(2,029)	9,636	11,665	(1,352)	10,313
Non-compete agreements	331	(199)	132	331	(133)	198
Total	$15,165	$(4,972)	$10,193	$15,165	$(3,353)	$11,812

Amortization expense related to definite-lived intangible assets for the years ended December 31, 2010, 2009 and 2008, was $1.6 million, $1.6 million, and $1.8 million, respectively.

Future amortization expense for definite–lived intangible assets is estimated to be as follows (in thousands):

2011	$ 1,165
2012	743
2013	677
2014	677
2015	677
After 2015	6,254
	$10,193

8. RESTRICTED CASH

As of December 31, 2010, restricted cash consisted of $1.7 million of cash deposits as security for Oregon Trust Deed Notes and $1.7 million of cash deposits as security for HUD insured mortgage loans. As of December 31, 2009, restricted cash consisted of $1.3 million of cash deposits as security for Oregon Trust Deed Notes, $1.7 million of cash deposits as security for HUD Insured Mortgages due 2036 and $1.4 million of cash deposits securing letters of credit.

9. OTHER ASSETS

Other assets consisted of the following at December 31:

	2010	2009
	(In thousands)	
Deferred financing costs, net	$ 881	$ 1,026
Property tax, insurance and capital expenditure trust funds	1,069	885
Security deposits and other	23	24
	$ 1,973	$ 1,935

In 2010, ALC incurred deferred financing costs of $0.3 million related to mortgage debt refinancing.

10. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2010	2009
	(In thousands)	
Property taxes, utilities and other taxes	$ 7,699	$ 7,779
Salaries and wages, fringe benefits and payroll taxes	6,715	6,177
Workers' compensation	3,065	3,181
Fair value of derivative liability	920	—
Accrued operating expenses	830	1,194
Other	944	897
	$ 20,173	$ 19,228

ALC self insures for health and dental claims. In addition, ALC self insures for workers' compensation in all states, with the exception of Washington and Ohio where ALC participates in a state plan and Texas where ALC is insured with a third-party insurer.

11. DEBT

Long-term debt consisted of the following at December 31:

	December 31,	
	2010	2009
	(In thousands)	
$120 million credit facility bearing interest at floating rates, due November 2011[1]	$ 50,000	$ 50,000
Mortgage note, bearing interest at 6.24%, due 2014	32,644	33,526
Mortgage note, bearing interest at 6.50%, due 2015	25,663	13,829
Mortgage note, bearing interest at 7.07%, due 2018	8,703	8,844
Oregon Trust Deed Notes, weighted average interest rate of 7.38%, maturing from 2021 through 2026	8,130	8,438
HUD Insured Mortgages, interest rates ranging from 5.66% to 5.85%, due 2032	4,033	4,123
HUD Insured Mortgage, bearing interest at 7.55%, due 2036	2,937	2,977
Total debt	132,110	121,737
Less current maturities[2]	(2,449)	(1,823)
Total long-term debt	$129,661	$119,914

[1] Borrowings under this facility bear interest at a floating rate at ALC's option equal to LIBOR plus a margin of 150 basis points or prime. At December 31, 2010, prime was 3.25% and LIBOR was 0.26%.
[2] The $50.0 million of outstanding debt as of December 31, 2010 on the GE Credit Facility is not reflected as a current maturity as it was refinanced into the new $125 million credit facility which closed on February 18, 2011 and matures on February 18, 2016.

$120 Million Credit Facility due November 2011

On November 10, 2006, ALC entered into a five year, $100 million credit facility with General Electric Capital Corporation and other lenders. The facility is guaranteed by certain ALC subsidiaries that own 64 residences and secured by a lien against substantially all of the assets of ALC and such subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus an amount that varies according to a pricing grid based on a consolidated leverage test. Since the inception of this facility, this amount has been 150 basis points. For the years ended December 31, 2010 and 2009, the average interest rates under the facility were 1.80% and 1.97%, respectively.

On August 22, 2008, ALC entered into an agreement to amend its then $100 million revolving credit agreement to allow ALC to borrow up to an additional $20 million, bringing the size of the facility to $120 million. Under certain conditions and subject to possible market rate adjustments on the entire facility, ALC may request that the facility be increased up to an additional $30 million.

In general, borrowings under the facility are limited to five times ALC's consolidated net income during the prior four fiscal quarters plus, in each case to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, and other non-cash expenditures (including non-recurring expenses incurred by ALC in connection with the separation of ALC and its former parent, Extendicare) minus, in each case to the extent included in the calculation of consolidated net income, customary deductions related to credits for taxes, interest income, gains from extraordinary items, and other non-recurring gains. ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios. Payments for capital expenditures, acquisitions, dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions, including but not limited to sales of property mortgaged to General Electric Capital Corporation and the other lenders, equity and debt issuances and certain asset sales, ALC may be required to make mandatory prepayments. ALC is also subject to other customary covenants and conditions. Outstanding borrowings under the facility were $50 million at both December 31, 2010 and 2009. Average outstanding borrowings were $50.0 million and $66.1 million in 2010 and 2009, respectively. As of December 31, 2010 and 2009, ALC was in compliance with all applicable financial covenants and available borrowings under the facility were $50 million. On February 18, 2011, ALC entered into a new $125 million credit facility and terminated the $120 million credit facility and repaid all amounts owed under that credit facility. See Note 22 Subsequent Events below.

ALC entered into derivative financial instruments in November 2008 and March 2009, specifically interest rate swaps, for non-trading purposes. ALC may use interest rate swaps from time to time to manage interest rate risk associated with floating rate debt. The November 2008 and March 2009 interest rate swap agreements expire in November 2011, the same time as the $120 million revolving credit facility matures, and have a total notional amount of $50 million. ALC elected to apply hedge accounting for both interest rate swaps because they are an economic hedge of our floating rate debt. ALC does not enter into derivatives for speculative purposes. Both interest rate swaps are cash flow hedges. The derivative contracts had a negative net fair value of $0.9 million and $1.2 million as of December 31, 2010 and December 31, 2009, respectively, based on current market conditions affecting interest rates, and are recorded in accrued liabilities in 2010 and in other long-term liabilities in 2009.

In connection with the termination of the GE Credit Facility and entrance into the US Bank Credit Facility, ALC elected to forgo hedge accounting treatment on its interest rate swaps described in Note 18 to these financial statements. As a result, ALC expects to incur a first quarter of 2011 non-cash charge equal to the combined market value of the swaps as determined on February 18, 2011. At December 31, 2010, the combined market value of the swaps was $0.9 million. In addition, in the first quarter of 2011, ALC also expects to expense $0.3 million relating to the remaining book value of deferred financing fees incurred in connection with the GE Credit Facility.

Mortgage Note due 2014

The mortgage note due in 2014 (the "6.24% 2014 Note") has a fixed interest rate of 6.24% with a 25-year principal amortization and is secured by 24 assisted living residences with a carrying value of $57.7 million. Monthly principal and interest payments amount to approximately $0.3 million. A balloon payment of $29.6 million is due in January 2014. The 6.24% 2014 Note was entered into by subsidiaries of ALC and is subject to a limited guaranty by ALC.

6.5% Mortgage Note due 2015

On June 12, 2009, ALC entered into a loan agreement by and between ALC Three, LLC, a wholly-owned subsidiary of ALC ("Borrower"), ALC as guarantor, and TCF National Bank pursuant to which TCF National Bank lent $14 million to Borrower. On September 29, 2010, ALC and Borrower entered into an amended and restated loan agreement with TCF National Bank, effective September 30, 2010, which increased the original principal amount of the loan to $26.3 million and extended the term of the loan to September 30, 2015.

The amended and restated loan bears interest at a fixed rate of 6.5% per annum and is secured by a mortgage and assignment of leases with respect to two senior living residences in Iowa, three in Indiana and one in Wisconsin consisting of a combined total of 314 units with a carrying value of 20.9 million. The original $14.0 million portion of the loan is amortized over a twenty year period from June 12, 2009 and the additional $12.25 million portion of the loan is amortized over a fifteen year period from September 30, 2010. Prepayment of the loan in excess of 10% of the principal balance in any anniversary year will require a prepayment fee of 3% in the first or second year, 2% in the third or fourth year, and 1% thereafter. Performance and payment of obligations under the Loan Agreement and related note are guaranteed by ALC pursuant to the terms of a guaranty agreement. ALC incurred $0.4 million of closing costs which are being amortized over the five year life of the loan.

In addition to customary representations, covenants and default provisions, the loan requires that the senior living residences securing the loan maintain minimum annual levels of EBITDA (earnings before interest, taxes, depreciation and amortization) and rental income. In addition, the loan requires that ALC maintain minimum consolidated leverage and consolidated fixed charge coverage ratios. As of December 31, 2010 and December 31, 2009, ALC was in compliance with all applicable financial covenants.

Mortgage Note due 2018

The mortgage note due in 2018 ("2018 Note") has a fixed interest rate of 7.07%, an original principal amount of $9.0 million, and a 25-year principal amortization. It is secured by a deed of trust, assignment of rents and security agreement and fixture filing on three assisted living residences in Texas with a carrying value of $10.9 million. Monthly principal and interest payments amount to approximately $64,200. The 2018 Note has a balloon payment of $7.2 million due in July 2018 and was entered into by a wholly-owned subsidiary of ALC and is subject to a limited guaranty by ALC.

Oregon Trust Deed Notes

The Oregon trust deed notes ("Oregon Trust Deed Notes") are secured by buildings, land, furniture and fixtures of six Oregon assisted living residences with a combined carrying value of $9.7 million. The notes are payable in monthly installments including interest at rates ranging from 0% to 9.00%. The effective rate on the remaining term of the Oregon Trust Deed Notes is 4.3%.

Under debt agreements relating to the Oregon Trust Deed Notes, ALC is required to comply with the terms of certain regulatory agreements until their scheduled maturity dates which range from June 2021 to March 2026.

HUD Insured Mortgages

The HUD insured mortgages (the "HUD Loans") include three separate loan agreements entered into in 2001 between subsidiaries of ALC and the lenders. The mortgages are each secured by a separate assisted living residence located in Texas with a combined carrying value of $9.2 million. Two of the three HUD Loans were refinanced in the third quarter of 2007. The HUD loans bear interest ranging from 5.66% to 7.55% and average 6.35%. Principal on the refinanced loans may not be prepaid in the first two years. Prepayments may be made any time after the first two years. As of December 31, 2010, $4.0 million of HUD Loans mature in September 2032 and $2.9 million mature in August 2036.

$125 Million Credit Facility

On February 18, 2011, ALC entered into a five year, $125 million revolving credit facility with U.S. Bank National Association as administrative agent and certain other lenders (the "U.S. Bank Credit Facility"). ALC's obligation under the U.S. Bank Credit Facility are guaranteed by three ALC subsidiaries that own 31 residences and are secured by mortgage liens against such residences and by a lien against substantially all of the assets of ALC and those subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus a margin that varies according to a pricing grid based on a consolidated leverage test. The initial margin on base rate and LIBOR loans are 1.75% and 2.75%, respectively.

ALC used proceeds of $50.0 million from the U. S. Bank Credit Facility to repay all outstanding amounts under the GE Credit Facility.

In general, borrowings under the facility are limited to three and three quarters times ALC's consolidated net income during the prior four fiscal quarters plus, in each case to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, loss on the sale of property outside the ordinary course of business, and other non-cash expenditures (including the amount of any compensation deduction as the result of any grant of stock or stock equivalent to employees, officers, directors or consultants), non-recurring expenses incurred by ALC in connection with transaction fees and expenses for acquisitions minus, in each case to the extent included in the calculation of consolidated net income, customary deductions related to credits for taxes, interest income, gains from extraordinary items, gains from the sale of property outside the ordinary course of business and other non-recurring gains.

ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios, and restrictions on payments for capital expenditures, expansions and acquisitions. Payments for dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions, including but not limited to property loss events, ALC may be required to make mandatory prepayments. ALC is also subject to other customary covenants and conditions. Outstanding borrowings under the facility at February 18, 2011 were $50 million.

Unfavorable Market Value of Debt Adjustment

ALC debt in existence at the date of the ALC Purchase was evaluated and determined, based upon prevailing market interest rates, to be under valued. The unfavorable market value adjustment upon acquisition was $3.2 million. The market value adjustment is amortized on an effective interest basis, as an offset to interest expense, over the term of the debt agreements. The amount of amortization of the unfavorable market value adjustment for 2010, 2009 and 2008 was $37,100, $35,800 and $248,500, respectively.

Principal Repayment Schedule

Principal payments on long-term debt after refinancing due within the next five years and thereafter, as of December 31, 2010, are as follows (in thousands):

2011	$ 2,488
2012	2,649
2013	2,835
2014	31,437
2015	22,511
After 2015	69,931
	131,851
Plus: Unamortized market value adjustment	259
Total debt	$132,110

Letters of credit

As of December 31, 2010, ALC had $5.3 million in outstanding letters of credit, the majority of which are collateralized by property. Approximately $4.8 million of the letters of credit provide security for worker's compensation insurance and the remaining $0.5 million of letters of credit are security for landlords of leased properties. The letters of credit have maturity dates ranging from October 2011 to December 2011.

As of December 31, 2009, ALC had $5.5 million in outstanding letters of credit, the majority of which are collateralized by property. Approximately $3.9 million of the letters of credit provide security for worker's compensation insurance and the remaining $1.6 million of letters of credit are security for landlords of leased properties.

12. ACCRUAL FOR SELF-INSURED GENERAL AND PROFESSIONAL LIABILITIES

ALC insures general and professional liability risks with Pearson, its wholly-owned consolidated subsidiary, and other third-party insurers. ALC insures through Pearson on a claims made basis above specified self-insured retention levels. Pearson insures above ALC's self-insured retention levels and re-insures for significant or catastrophic risks up to a specified level through third party insurers. The insurance policies cover comprehensive general and professional liability and employers' liability in such amounts and with such deductibles as determined by ALC to be prudent and reasonable, based on the nature and risk of its business, historical experiences, availability of coverage and industry standards. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities.

ALC regularly evaluates premiums paid to Pearson and independent third party insurers and levels of the self-insured liability through an independent actuarial review. ALC believes that the methods for pricing and evaluating the Pearson insurance coverage are reasonable and that the historical cost of similar coverage would not have been materially different if ALC had obtained such coverage from third parties. General and professional liability claims are the most volatile and significant of the risks for which ALC self insures. ALC's estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation. In addition, ALC estimates the amount of general and professional liability claims it will pay in the subsequent year and classifies this amount as a current liability.

Following is a summary of activity in the accrual for self-insured general and professional liabilities:

	2010	2009
	(In thousands)	
Balances at beginning of year	$1,916	$1,476
Cash payments	(458)	(640)
Provisions	639	1,080
Balances at end of year	$2,097	$1,916
Current portion	$500	$500
Long-term portion	1,597	1,416
Balances at end of year	$2,097	$1,916

13. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at December 31:

	2010	2009
	(In thousands)	
Unfavorable lease adjustment as lessee	$ 1,393	$ 2,084
Future lease commitments	4,246	4,387
Deferred compensation	4,109	3,925
Fair value of derivative liability	—	1,195
Asset retirement obligation	276	262
	$10,024	$11,853

Unfavorable Lease Adjustment as Lessee

ALC evaluated the leases in existence at the date of the ALC Purchase and determined, based upon future discounted lease payments over the remaining terms of the leases, an excess was to be paid, as compared to the market, based upon the operating cash flows of the leased facilities. The unfavorable lease liability upon acquisition was $4.0 million. The unfavorable lease liability is amortized on a straight-line basis, as an offset to lease expense, over the term of the lease agreements. In 2010, in conjunction with the acquisition of nine residences which were formerly leased by ALC, the related $0.3 million purchase accounting reserve was reversed. The unfavorable lease amortization was $0.7 million for 2010 and $0.4 million for 2009 and 2008.

Future Lease Commitments

Future lease commitments represent the cumulative excess of lease expense computed on a straight-line basis for the lease term over actual lease payments. The effects of scheduled rent increases, which are included in minimum lease payments, are recognized on a straight-line basis over the lease term.

Deferred Compensation

ALC implemented an unfunded deferred compensation plan in 2005 which is offered to all company employees defined as highly compensated by the Internal Revenue Code in which participants may defer up to 10% of their base salary. ALC matches 50% of the amount deferred. Expenses incurred by ALC under the deferred compensation plan were $170,000, $163,000 and $133,000 in 2010, 2009 and 2008, respectively.

ALC implemented the ERP, a non-qualified deferred compensation plan in 2005, covering certain executive employees. Expenses incurred from ALC contributions under the plan were $280,000, $290,000 and $66,000 in 2010, 2009 and 2008, respectively. The plan does not require ALC to fund the liability currently but ALC has funded it since the plan's inception. Assets related to the plan are recorded as investments and classified as available for sale and were $1.0 million and $1.0 million as of December 31, 2010 and 2009, respectively.

Other Employee Pension Arrangements

ALC maintains a defined contribution retirement 401(k) savings plan, which is made available to substantially all employees. ALC pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeiture. Expenses incurred by ALC related to the 401(k) savings plans were $200,000, $157,000 and $177,000 in 2010, 2009 and 2008, respectively.

Fair Value of Derivatives

ALC entered into derivative financial instruments in November 2008 and March 2009, specifically interest rate swaps, for non-trading purposes. ALC uses interest rate swaps to manage interest rate risk associated with floating rate debt. The agreements expire at the same time as our $120 million revolving credit facility which expires in November 2011. As of December 31, 2010, ALC was party to interest rate swaps with a total notional amount of $50.0 million. ALC elected to apply hedge accounting for the interest rate swaps because they are an economic hedge of the ALC's floating rate debt. The derivative contracts had a negative fair value of $0.9 million and $1.2 million as of December 31, 2010 and 2009, based on current market conditions affecting interest rates. The negative fair value was reported in other long-term liabilities in 2009 but has been reclassified to short-term in 2010 and is reported in accrued liabilities.

Asset retirement obligation

ALC determined that a conditional asset retirement obligation exists for asbestos remediation in one of its residences. Although not a current health hazard, if ALC were to renovate the residence, ALC would be required to follow the appropriate remediation procedures in compliance with state law. The removal of asbestos-containing materials includes primarily floor and ceiling tiles. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

14. LEASE COMMITMENTS

As of December 31, 2010, as a lessee, ALC was committed under non-cancelable leases requiring future minimum rentals as follows:

	Operating Leases (in thousands)
2011	$18,156
2012	17,444
2013	17,753
2014	17,879
2015	1,467
After 2015	650
Total minimum lease payments	$73,349

Lease agreement with LTC Properties, Inc.

Effective January 1, 2005, ALC entered into two new master lease agreements with LTC Properties, Inc. ("LTC") relating to 37 residences leased to ALC by LTC. Under the terms of the master lease agreements, the initial 10 year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms, to be exercised at the option of ALC. There are no significant economic penalties to ALC if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar year 2010 was $11.1 million. The minimum rent will increase by 2% over the prior year's minimum rent for each of the calendar years 2011 through 2014. Annual minimum rent during any renewal term will increase a minimum of 2% over the minimum rent of the immediately preceding year. ALC accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.

LTC obtained financing for five of the leased properties in the State of Washington through the sale of revenue bonds that contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. Refer to Note 15 for further details.

Lease agreement with Assisted Living Facilities, Inc. ("ALF")

ALC had leased five properties in the State of Oregon with ALF until the close of business on December 31, 2009, that contained options to purchase the properties in July 2009. The options were determined to be at bargain purchase prices, requiring that the classification of these leases as capital leases. ALC elected not to exercise the purchase option and ceased operations at four of the buildings on December 31, 2009. Based on the terms of the original agreement, the fifth building reverted back to its original operating lease. ALF obtained financing for these properties through the sale of revenue bonds that contain certain terms and conditions within the debt agreements. ALC must continue to comply with these terms and conditions with respect to the one building ALC continues to operate and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease.

CaraVita lease agreement

On January 1, 2008, a wholly-owned subsidiary of ALC acquired the operations of eight assisted and independent living residences consisting of a total of 541 leased units for a purchase price including fees and expenses of $14.8 million. The lease has an initial term expiring in March 2015 with three five-year renewal options. Aggregate minimum rent payments for the remainder of the initial lease term (years 2011 through 2015) are $5.3 million, $5.5 million, $5.6 million, $5.8 million and $1.4 million (three months), respectively. The minimum rent for each year of the first renewal option term is scheduled to increase by 3.0% over the prior year's minimum rent. The minimum rent for each year of the second renewal option term is scheduled to increase by the greater of 3.0% or 75% of the consumer price index over the prior year's minimum rent. The rental rate for the final five-year renewal option is subject to negotiation. ALC accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.

In connection with the lease, ALC guarantees certain performance and payment obligations, including minimum occupancy, net worth, and capital expenditures per residence levels and minimum fixed charge coverage ratios. Failure to comply with these covenants could result in events of default under the lease and the guaranty. At December 31, 2010, ALC was in compliance with all covenants.

HCPI lease agreement

On November 1, 2010, ALC completed the acquisition of nine senior living residences from HCP, Inc. The nine residences were previously leased and operated by ALC under leases expiring between November 2010 and May 2012. The cash purchase price was $27.5 million plus certain transaction costs. See Note 3 Acquisitions for further details. The nine residences, two of which are located in New Jersey and seven in Texas, contain a total of 365 units.

Lease agreement with Nationwide Health Properties, Inc. ("NHP")

Effective January 1, 2002, ALC entered into a master lease and security agreement with Nationwide Health Properties, Inc. ("NHP") relating to four residences leased to ALC by NHP. Under the terms of the master lease agreement, the initial 5 year lease term commenced on January 1, 2002, and there are seven successive 5-year lease renewal terms, to be exercised at the option of ALC. There are no significant economic penalties to ALC if it decides not to exercise the renewal options. The aggregate minimum rent payments for the NHP leases for the calendar year 2010 were $1.1 million. The rent will increase by the lesser of two times the CPI or 2%, over the prior year's rent for the calendar year 2011 and successive years.

15. COMMITMENTS AND CONTINGENCIES

Revenue Bonds

ALC owns six assisted living facilities in Oregon, financed by Oregon Revenue Bonds that mature between 2021 through 2026. Under the terms and conditions of the debt agreements, ALC is required to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the revenue bonds outlined below.

In addition, ALC formerly financed 15 assisted living facilities located in the States of Washington, Idaho and Ohio by revenue bonds that were prepaid in full in December 2005. The aggregate amount of the revenue bonds upon repayment was $21.1 million. However, despite the prepayment of the revenue bonds, under the terms and conditions of the debt agreements in Washington and Ohio, ALC could be required to continue to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the revenue bonds. The original scheduled maturity dates were 2018 for the Washington Revenue Bonds, and 2018 for the Ohio Revenue Bonds. Under an agreement with the State of Idaho, ALC will no longer be required to comply with the regulatory agreement as of July 31, 2011.

Under the terms of the debt agreements relating to the revenue bonds, ALC is required, among other things, to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. This condition is required in order to preserve the federal income tax exempt status of the revenue bonds during the term they are held by the bondholders. There are additional requirements as to the age and physical condition of the residents that ALC must also comply. ALC must also comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the State of Oregon, Housing and Community Services Department, for the Oregon Revenue Bonds, the Washington State Housing Finance Commission for the former Washington Revenue Bonds, the Ohio Housing Finance Commission for the former Ohio Revenue Bonds, and until July 31, 2011, the Idaho Housing and Community Services for the former Idaho Revenue Bonds. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs.

In addition, ALC leases five properties from LTC in Washington that were financed through the sale of revenue bonds and contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease for ALC. The leases require, among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Pursuant to the lease agreements with LTC, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement.

ALC had leased five properties from ALF in Oregon until the close of business on December 31, 2009 that were financed through the sale of revenue bonds and contain certain terms and conditions within the debt agreements. ALC elected not to exercise a purchase option on four of the buildings and terminated operations with the close of business on December 31, 2009. With the election not to purchase, the fifth building reverted back to its original operating lease. With regard to the operating lease, ALC must continue to comply with the original terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease for ALC. The leases require, among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Pursuant to the lease agreements with ALF, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement.

Expansion Program

In February 2007, we announced plans to add a total of 400 units onto our existing owned residences. In 2008, 2009 and 2010, we completed, licensed and began accepting new residents in 78, 244, and 25 units, respectively, aggregating a total of 347 units. As of the date of this report, we are targeting completion of 20 units by the first quarter of 2011. Our cost has been approximately $113,000 per unit. We expended $41.1 million through December 31, 2010, and expect to spend an additional

$0.4 million in 2011. Although we do not have any immediate plans for additional expansion units, we continue to evaluate expansion opportunities in promising markets.

Insurance and Self-insured Liabilities

ALC insures certain risks with Pearson, a wholly-owned subsidiary, and third-party insurers. The insurance policies cover comprehensive general and professional liability (including malpractice insurance) for ALC's health providers, assistants and other staff as it relates to their respective duties performed on ALC's behalf, workers' compensation and employers' liability in amounts and with such coverage and deductibles as determined by ALC, based on the nature and risk of its businesses, historical experiences, availability and industry standards. ALC also self insures for health and dental claims, in certain states for workers' compensation and employer's liability and for general and professional liability claims up to a certain amount per incident. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities.

Litigation

ALC is subject to claims and lawsuits in the ordinary course of business. The largest category of these relates to workers' compensation. ALC records reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, ALC has not recognized in the accompanying consolidated financial statements all potential liabilities that may result. While it is not possible to estimate the final outcome of the various proceedings at this time, such actions generally are resolved within amounts provided. If adversely determined, the outcome of some of these matters could have material adverse effect on ALC's business, liquidity, financial position or results of operations.

On November 19, 2010, the New Jersey Department of Health and Senior Services ("DHSS") issued a cease and desist order alleging that ALC was operating four unlicensed assisted living residences in the state of New Jersey. The order assessed a fine of $2,500 per day, per building beginning October 16, 2010. ALC management disagrees with DHSS' allegations and has filed a timely appeal with the New Jersey Office of Administrative Law ("OAL"). This appeal is currently pending.

At the request of DHSS, ALC attended a meeting in January, 2011 with representatives from this agency and the Department of Community Affairs wherein the parties discussed the potential settlement of these disputes. An initial settlement proposal sent to ALC by DHSS included payments by ALC of certain administrative costs but no monetary penalties related to the cease and desist order. Since the cease and desist order is based on a per day fine and limitations on the operation of the business in the state of New Jersey, the financial impact to ALC can not be determined at this time and could be material to the operations and financial condition of the Company. ALC believes the cease and desist order is without merit and that the resolution to this matter will not have a material effect on the operations or financial condition of the Company.

Energy Purchases

ALC enters into energy contracts for the purchase of electricity and natural gas for use in certain of our operations to reduce the variability of energy costs. The deregulation of the energy markets in selected areas of the country, the availability of products offered through energy brokers/providers, and our relatively stable demand for energy make it possible for us to enter longer term contracts to obtain favorable and more stable pricing. It is ALC's intent to enter into contracts solely for its own use. Further, it is fully anticipated that ALC will make use of all the energy contracted. Expiration dates on our current energy contracts range from January 2011 to June 2012. Accounting guidance requires ALC to evaluate these contracts to determine whether the contracts are derivatives. Certain contracts that meet the definition of a derivative may be exempted from derivative accounting guidance as normal purchases or normal sales. Normal purchases are contracts that provide for the purchase of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal purchases and sales are documented and exempted from typical accounting and reporting of derivatives. ALC has evaluated these energy contracts and determined they meet the normal purchases and sales exception and therefore are exempted from the accounting and reporting requirements.

16. INCOME TAXES

ALC's results of operations are included in a consolidated federal tax return.

The income tax expense consists of the following for the years ended December 31:

	2010	2009	2008
		(In thousands)	
Federal:			
Current	$2,585	$4,449	$3,455
Deferred	5,245	1,615	3,772
Total Federal	7,830	6,064	7,227
State:			
Current	1,265	1,228	1,209
Deferred	354	51	216
Total State	1,619	1,279	1,425
Total income tax expense	$9,449	$7,343	$8,652

The differences between the effective tax rates on income before income taxes and the United States federal income tax rate are as follows:

	2010	2009	2008
Statutory federal income tax rate	35.0 %	35.0 %	34.0 %
Increase (reduction) in tax rate resulting from:			
State income taxes, net of federal income tax benefit	4.0	10.4	4.0
Work opportunity credit	(1.2)	(2.8)	(0.3)
Deductible goodwill amortization	(1.7)	(5.3)	(1.9)
Non-deductible goodwill	—	50.7	—
Other, net	0.4	2.1	1.2
Effective tax rate	36.5 %	90.1 %	37.0 %

Unrecognized tax benefits

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

	2010	2009
Gross unrecognized tax benefits at December 31, 2009	$722	$722
Increases in tax positions for prior years	—	—
Gross unrecognized tax benefits at December 31, 2010	$722	$722

Included in the balance of unrecognized tax benefits at December 31, 2010 and 2009 are tax positions related to past state income tax filings which will not reoccur in the future. There are no unrecognized tax benefits related to federal income tax issues.

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.4 million at December 31, 2010. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. At December 31, 2010, we had accrued interest and penalties related to unrecognized tax benefits of $0.2 million.

ALC and its subsidiaries file income tax returns in the U.S. and in various state and local jurisdictions. Federal tax returns for all periods after December 31, 2006 are open for examination. Various state tax returns for all periods after December 31, 2005 are open for examination. For the tax periods between February 1, 2005 and November 10, 2006, ALC was included in the consolidated federal tax returns of Extendicare Holdings, Inc. Tax issues between ALC and Extendicare are governed by a Tax Allocation Agreement entered into by ALC and Extendicare at the time of the Separation. During 2009, the Internal Revenue Service completed an examination of the partial tax year ended December 31, 2005 and the partial tax year ended November 10,

2006. As a result of the examinations there were several open items to be resolved between Extendicare and ALC due to the Separation. Subsequent to year end, ALC and Extendicare have agreed in principle to settle all past and future differences arising from the Tax Allocation Agreement for a cash payment from Extendicare to ALC of $750 thousand.

The components of the net deferred tax assets and liabilities as of December 31 are as follows:

	2010	2009
	(In thousands)	
Deferred tax assets:		
Employee benefit accruals	$ 3,835	$ 3,704
Accrued liabilities	848	773
Accounts receivable reserves	569	297
Deferred revenue	632	554
Operating loss carryforwards	12,300	14,453
Goodwill/Intangibles	2,766	2,698
Fair value adjustment for leases	752	1,025
Fair value adjustment for debt	105	90
Deferred financing fee	219	286
Alternative minimum tax carry forward	560	560
Unrealized loss – derivative	350	454
Unrealized loss – stock investments	—	780
Write down of investments	709	—
Other assets	2,920	2,902
Total deferred tax assets before valuation allowance	26,565	28,576
Valuation allowance	(2,840)	(2,840)
Total deferred tax assets	23,725	25,736
Deferred tax liabilities:		
Depreciation	37,910	33,461
Unrealized loss – stock investments	289	—
Miscellaneous	921	896
Total deferred tax liabilities	39,120	34,357
Net deferred tax liabilities	$(15,395)	$ (8,621)
Valuation allowance:		
Beginning of year	$ (2,840)	$ (2,840)
Decrease during year	—	—
End of year	$ (2,840)	$ (2,840)

	2010	2009
	(In thousands)	
Deferred tax assets (liabilities) as presented on the Consolidated Balance Sheet:		
Current deferred tax assets	$ 5,108	$ 4,636
Long-term deferred tax liabilities	(20,503)	(13,257)
Net deferred tax liabilities	$(15,395)	$(8,621)

ALC paid state income taxes of $1.3 million, $1.0 million and $1.4 million in 2010, 2009 and 2008, respectively.

As of December 31, 2010, ALC has $33.0 million (before an $8.1 million valuation allowance) of net operating losses available for federal income tax purposes, which will expire between 2011 and 2026. These net operating losses were partially generated prior to and after ALC's emergence from bankruptcy on January 1, 2002. The emergence from bankruptcy created an ownership change as defined by the IRS. Section 382 of the Internal Revenue Code imposes limitations on the utilization of the loss carryfowards and built-in losses after certain ownership changes of a loss company. ALC was deemed to be a loss company for these purposes. Under these provisions, ALC's ability to utilize the pre-acquisition loss carryforwards generated prior to ALC's emergence from bankruptcy and built-in losses in the future will generally be subject to an annual limitation of approximately $1.6 million. Any unused amount is added to and increases the limitation in the succeeding year. ALC's net unrealized built-in losses were $29.1 million as of December 31, 2010, and $29.1 million as of December 31, 2009. The deferred tax assets include loss carryforwards and built-in losses and their related tax benefit available to ALC to reduce future taxable income within the allowable IRS carryover period.

The ALC Purchase also created an ownership change as defined under Section 382 of the Internal Revenue Code. ALC's loss carryforwards generated subsequent to its emergence from bankruptcy are available to ALC subject to an annual limitation of approximately $5.5 million. Any unused amount is added to and increases the limitation in the succeeding year.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not ALC will realize the benefits of these deductible differences, net of the valuation allowances.

17. EARNINGS PER SHARE

ALC computes earnings per share under two different methods, basic and diluted, and present per share data for all periods in which statements of operations are presented. Basic earnings per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income (loss) by the weighted average number of common stock and common stock equivalents outstanding. Common stock equivalents consist of incremental shares available upon conversion of Class B Common Stock and dilutive stock options.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for 2010, 2009 and 2008:

	2010	2009	2008
Basic earnings (loss) per share calculation:	(In thousands, except per share data)		
Income from continuing operations	$16,484	$ 802	$14,712
Loss from discontinued operations, net of tax	—	(957)	(389)
Net income (loss) to common stockholders	$16,484	$ (155)	$14,323
Weighted average number of common shares outstanding	11,540	11,755	12,486
Income from continuing operations	$1.43	$0.07	$ 1.18
Loss from discontinued operations, net of tax	—	(0.08)	(0.03)
Basic net income (loss) per share	$1.43	$ (0.01)	$1.15
Diluted earnings (loss) per share calculation:			
Income from continuing operations	$16,484	$ 802	$14,712
Loss from discontinued operations, net of tax	—	(957)	(389)
Net income (loss) to common stockholders	$16,484	$ (155)	$14,323
Weighted average number of common shares outstanding	11,540	11,755	12,486
Assumed conversion of Class B shares	114	—	129
Effect of dilutive stock options	52	—	2
Diluted weighted average number of common shares outstanding	11,706	11,755	12,617
Income from continuing operations	$ 1.41	$ 0.07	$ 1.17
Loss from discontinued operations, net of tax	—	(0.08)	(0.03)
Diluted net income (loss) per share	$ 1.41	$ (0.01)	$ 1.14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of ALC's financial instruments at December 31 are as follows:

	2010		2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
ASSETS:				
Cash and cash equivalents	$ 13,364	$ 13,364	$ 4,360	$ 4,360
Investments	4,599	4,599	3,427	3,427
Deposits in escrow	2,371	2,371	1,993	1,993
Other assets (long-term):				
Restricted cash	3,448	3,448	4,389	4,389
Property tax, insurance and capital expenditure trust funds	1,101	1,101	918	918
Security deposits	23	23	24	24
LIABILITIES:				
Accrued liabilities:				
Fair value of derivative liability	920	920	—	—
Long-term debt, including current maturities	132,110	129,428	121,737	116,164
Other long-term liabilities:				
Fair value of derivative liability	—	—	1,195	1,195

Trade receivables and payables have an estimated market value equal to their carrying value. The fair value of long-term debt is estimated based on approximate borrowing rates currently available to ALC for debt equal to the existing debt maturities.

Investment securities available-for-sale. The carrying values of investment securities classified as available-for-sale are recorded at their fair values based on quoted market prices using public information for the issuers.

Derivative financial instruments. ALC entered into derivative financial instruments, specifically interest rate swaps, for non-trading purposes. ALC may use interest rate swaps from time to time to manage interest rate risk associated with floating rate debt. As of December 31, 2010, ALC was party to two interest rate swaps with a total notional amount of $50.0 million. ALC elected to apply hedge accounting for these interest rate swaps because they are an economic hedge of ALC's floating rate debt As of December 31, 2010, these derivative contracts had a negative net fair value based on current market conditions affecting interest rates and are recorded in accrued liabilities. For the year ended December 31, 2009, they were classified in other long-term liabilities.

The table that follows summarizes the interest rate swap contracts outstanding at December 31, 2010 (dollars in thousands):

	Fixed Interest Rate	Notional Amount	Effective Date	Expiration Date	Estimated Fair Value
Interest rate swap – November 2008	2.83%	$30,000	11/13/2008	11/14/2011	$(642)
Interest rate swap – March 2009	1.98%	$20,000	3/11/2009	11/14/2011	$(278)

The following table presents information about ALC's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, and indicates the fair value hierarchy of the valuation techniques utilized by ALC to determine such fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31
2010				
Assets				
Equity investments	$3,024	$ —	$ —	$3,024
Liabilities				
Derivative financial instruments	—	920	—	920
2009				
Assets				
Equity investments	$3,427	$ —	$ —	$3,427
Liabilities				
Derivative financial instruments	—	1,195	—	1,195

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that ALC has the ability to access. For example, ALC's investment in available-for-sale equity securities is valued based on the quoted market price for those securities.

Fair values determined by Level 2 inputs use inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. For example, ALC uses market interest rates and yield curves that are observable at commonly quoted intervals in the valuation of its interest rate swap contract.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. ALC's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

For the year ended December 31, 2010, ALC recognized an unrealized gain of $1.1 million, which represents a $0.3 million unrealized gain on the fair value of the interest rate swaps and an unrealized gain of $0.8 million on its available-for-sale investments.

19. DISCONTINUED OPERATIONS

In the third quarter of 2009, ALC elected not to exercise a purchase option on five residences it operates under a master lease agreement. As a result, at December 31, 2009 ALC ceased operating four of the five residences and classified these four residences (consisting of 118 units) as discontinued operations. The remaining residence (consisting of 39 units) will continue to be operated by ALC under an operating lease which expires on February 28, 2014 (with a right to extend an additional five years).

The following is a summary of the results of operations for residences that are classified as discontinued operations.

	2009	2008
	(in thousands)	
Revenues	$ 2,727	$ 2,509
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	2,098	2,206
Residence lease expense	240	(10)
Depreciation and amortization	300	377
Loss on impairment of long-lived assets[(1)]	1,235	—
Total operating expenses	3,873	2,573
Loss from discontinued operations	(1,146)	(64)
Interest income	3	—
Interest expense	(416)	(562)
Loss from discontinued operations before income taxes	(1,559)	(626)
Income tax benefit	602	232
Net loss from discontinued operations	$ (957)	$ (394)
Weighted average common shares:		
Basic	11,755	12,486
Diluted	11,755	12,617
Revenue per share data:		
Basic discontinued revenue per share	$ 0.23	$ 0.20
Diluted discontinued revenue per share	$ 0.23	$ 0.20

(1) Includes $0.5 million impairment loss on write off of capital lease assets and obligations and $0.7 million impairment of furniture and equipment remaining with the lessor at the termination of the lease on December 31, 2009.

20. QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following is a summary of our unaudited quarterly results of operations for 2010 and 2009.

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
2010					
Revenues	$57,859	$58,305	$58,529	$58,435	$233,128
Income from continuing operations before taxes	5,736	4,514	7,166	8,517	25,933
Net income	3,613	2,896	4,567	5,408	16,484
Basic earnings per common share:					
Income from continuing operations	$ 0.31	$ 0.25	$ 0.40	$ 0.47	$ 1.43
Income from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Basic net income per share	$ 0.31	$ 0.25	$ 0.40	$ 0.47	$ 1.43
Diluted earnings per common share:					
Income from continuing operations	$ 0.31	$ 0.25	$ 0.39	$ 0.46	$ 1.41
Income from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Diluted net income per share	$ 0.31	$ 0.25	$ 0.39	$ 0.46	$ 1.41

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
2009					
Revenues	$ 57,067	$56,683	$57,236	$57,737	$228,723
Income from continuing operations before taxes	(11,487)	6,123	6,483	7,026	8,145
Net income	(11,775)	3,907	3,386	4,327	(155)
Basic (loss) earnings per common share:					
(Loss) income from continuing operations	$ (0.97)	$ 0.33	$ 0.36	$ 0.37	$ 0.07
Loss from discontinued operations, net of tax	(0.01)	0.00	(0.07)	0.00	(0.08)
Basic net (loss) income per share	$ (0.98)	$ 0.33	$ 0.29	$ 0.37	$ (0.01)
Diluted (loss) earnings per common share:					
(Loss) income from continuing operations	$ (0.97)	$ 0.33	$ 0.36	$ 0.37	$ 0.07
Loss from discontinued operations, net of tax	(0.01)	0.00	(0.07)	0.00	(0.08)
Diluted net (loss) income per share	$ (0.98)	$ 0.33	$ 0.29	$ 0.37	$ (0.01)

21. LONG-TERM EQUITY-BASED COMPENSATION PROGRAM

Effective October 31, 2006, the Board of Directors approved and adopted and our sole stockholder approved the Assisted Living Concepts, Inc. 2006 Omnibus Incentive Compensation Plan (the "2006 Omnibus Plan"). On May 5, 2008, the 2006 Omnibus Plan was again approved by ALC stockholders. On April 30, 2009, the board of directors of ALC approved the amendment and restatement of the 2006 Omnibus Incentive Compensation Plan to reflect the March 16, 2009 one-for-five reverse stock split. The 2006 Omnibus Plan is administered by the Compensation/Nomination/Governance Committee of the Board of Directors (the "Committee") and provides for grants of a variety of incentive compensation awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash incentive awards and other equity-based or equity-related awards (performance awards).

A total of 800,000 shares of our Class A Common Stock are reserved for issuance under the 2006 Omnibus Plan. Awards with respect to a maximum of 40,000 shares may be granted to any one participant in any fiscal year (subject to adjustment for stock distributions or stock splits). The maximum aggregate amount of cash and other property other than shares that may be paid or delivered pursuant to awards to any one participant in any fiscal year is $2.0 million.

The terms applicable to all Options/SARs that have been granted under the 2006 Omnibus Plan to date, as described below, provide that, once the options/SARs become vested, they become exercisable in one-third increments on the first, second and third anniversaries of the approval date and they expire five years from the approval date. Once exercisable, awards may be exercised either by purchasing shares of Class A Common Stock at the exercise price or exercising the related stock appreciation right. The Committee has sole discretion to determine whether stock appreciation rights are settled in shares of Class A Common Stock, cash or a combination of shares of Class A Common Stock and cash.

On March 29, 2008, the Committee approved the 2008 Long-Term Equity-Based Compensation Program and granted Options/SARs to certain key employees (including executive officers). The aggregate maximum number of Options/SARs granted to all participants was 97,500 and the exercise price was $29.45 per share. The Options/SARs had both time vesting and performance vesting features. On February 22, 2009, the Committee determined that the performance goals (related to private pay occupancy) were not achieved in 2008 and the Options/SARs expired.

On May 5, 2008, the Committee recommended and the Board of Directors approved grants of 4,000 Options/SARs to each of the eight non-management directors. The aggregate number of Options/SARs granted was 32,000 and the exercise price is $32.10 per share.

On February 22, 2009, the Committee approved the 2009 Long-Term Equity-Based Compensation Program and granted awards of Options/SARs to certain key employees (including executive officers). The aggregate maximum number of Options/SARs granted to all participants was 95,000 and the exercise price is $15.35 per share. The Options/SARs had both time vesting and performance vesting features. One fifth (1/5) of each grant was vested on February 22, 2010. Also on February 22, 2010, the Committee determined that three-fourths (3/4) of the remaining four-fifths (4/5) of each grant vested.

On April 30, 2009, the Committee recommended and the Board of Directors approved grants of 4,000 Options/SARs to each of the eight non-management directors. The aggregate number of Options/SARs granted was 32,000 and the exercise price is $16.54 per share.

On March 3, 2010, the Committee approved the 2010 Long-Term Equity-Based Compensation Program and granted awards of Options/SARs to certain key employees (including executive officers). The aggregate maximum number of Options/SARs granted to all participants was 96,250 and the exercise price is $31.71 per share. The Options/SARs have both time vesting and performance vesting features. Two-elevenths (2/11) of each grant become exercisable in one-third increments on the first, second and third anniversaries of the approval date. If the established performance goals (related to increases in private pay resident occupancy) are achieved in fiscal 2010, some or all of the remaining nine-elevenths (9/11) of each grant will vest on the anniversary of the approval date.

On May 3, 2010, the Committee recommended and the Board of Directors approved grants of 5,000 Options/SARs to each of the eight non-management directors. The aggregate number of Options/SARs granted was 40,000 and the exercise price is $33.13 per share.

A summary of Options/SARs activity for the years ended December 31, 2010, 2009 and 2008 is presented below:

	Shares	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2008	64,000	$59.00		
Granted	129,500	30.10		
Exercised	—	—		
Expired or cancelled	(64,000)	59.00		
Outstanding, December 31, 2008	129,500	$30.10	4.3	—
Exercisable, December 31, 2008	—	—	—	—
Outstanding, January 1, 2009	129,500	$30.10		
Granted	127,000	15.65		
Exercised	—	—		
Expired or cancelled	(97,500)	29.45		
Outstanding, December 31, 2009	159,000	$18.96	4.0	$1,226
Exercisable, December 31, 2009	10,672	$32.10	4.3	—
Outstanding, January 1, 2010	159,000	$18.96		
Granted	136,250	32.13		
Exercised	(4,000)	15.35		
Expired or cancelled	(19,000)	15.35		
Forfeited	(6,666)	15.35		
Outstanding, December 31, 2010	265,584	$26.12	3.6	$1,702
Exercisable, December 31, 2010	53,353	$22.29	3.0	$ 546

The following table summarizes options outstanding and exercisable at December 31, 2010 and the related weighted average exercise price and remaining contractual life information:

	Options Outstanding			Options Exercisable	
Exercise Prices	Shares	Weighted Avg. Remaining Contractual Life (Years)	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
$15.35	65,334	3.2	$15.35	21,337	$15.35
$16.54	32,000	3.3	$16.54	10,672	$16.54
$31.71	96,250	4.2	$31.71	—	$31.71
$32.10	32,000	2.4	$32.10	21,344	$32.10
$33.13	40,000	4.3	$33.13	—	$33.13
	265,584	3.6	$26.12	53,353	$22.29

The grant of Options/SAR's increased the number of diluted shares by fifty two thousand and two thousand in 2010 and 2009. The grant of Options/SAR's did not increase the number of diluted shares in 2009 due to a net loss. Compensation expense related to the director Options/SARs of $0.4 million, $0.4 million and $0.1 million was recorded in the years ended December 31, 2010, 2009 and 2008, respectively. Compensation expense related to the management Options/SARs was $0.3 million and $0.2 million respectively, in 2010 and 2009. Overall occupancy performance goals were not achieved in 2008. As a result, no compensation expense related to the management Options/SARs was recorded. In 2010, ALC received $0.1 million in cash related to 4,000 exercised Options/SARs which had a total intrinsic value of $0.1 million. Unrecognized compensation cost at December 31, 2010 and 2009, was approximately $1.2 million and $1.0 million , respectively, and the weighted average period over which it is expected to be recognized is 3.6 years as of December 31, 2010.

ALC uses the Black-Scholes option value model to estimate the fair value of stock options and similar instruments. Stock option valuation models require various assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, and forfeiture rate. In estimating the fair value of the Options/SARs granted on May 3, 2010, the Company used a risk free rate equal to the five year U.S. Treasury yield in effect on the first business date after the grant date. The expected life of the Options/SARs (five years) was estimated using expected exercise behavior of option holders. Expected volatility was based on ALC's Class A Common Stock volatility since it began trading on November 10, 2006, and ending on the date of grant. Because the Class A Common Stock has traded for less than the expected contractual term, an average of a peer group's historical volatility for a period equal to the Options/SARs' expected life, ending on the date of grant, was compared to the historical ALC volatility with no material difference. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. Because of a lack of history, the forfeiture rate was estimated at zero percent of the Options/SARs awarded and may be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The Options/SARs have characteristics that are significantly different from those of traded options and changes in the various input assumptions can materially affect the fair value estimates. The fair value of the Options/SARs was estimated at the date of grant using the following weighted average assumptions.

	May 3, 2010	March 3, 2010	Apr 30, 2009	Feb 22, 2009	May 5, 2008	March 29, 2008
Expected life from grant date (in years)	5	5	5	5	5	5
Risk-free interest rate	2.13%	2.33%	2.02%	2.06%	3.15 %	2.50%
Volatility	62.60%	63.70%	68.90%	66.90%	45.80 %	46.90%
Dividend yield	—	—	—	—	—	—
Weighted average fair value (per share)	$17.97	$17.48	$9.62	$8.55	$14.15	$12.90

22. SUBSEQUENT EVENTS

On February 18, 2011, ALC terminated its $120 million credit facility with General Electric Capital Corporation and other lenders (the "GE Credit Facility") and entered into a five year, $125 million revolving credit facility with U.S. Bank National Association as administrative agent and certain other lenders (the "U.S. Bank Credit Facility"). ALC's obligations under the U.S. Bank Credit Facility are guaranteed by three ALC subsidiaries that own 31 residences and are secured by mortgage liens against such residences and by a lien against substantially all of the assets of ALC and those subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus a margin that varies according to a pricing grid based on a consolidated leverage test. The initial margin on base rate and LIBOR loans are 1.75% and 2.75%, respectively. The agreement provides for an unused commitment fee ranging from 0.3% to 0.625% based on a consolidated leverage test. The initial unused commitment fee was 0.5%. ALC used proceeds of $50.0 million from the U. S. Bank credit facility to repay all outstanding amounts, including accrued interest through February 18, 2011, under the GE Credit Facility.

In general, borrowings under the facility are limited to three and three quarters times ALC's consolidated net income during the prior four fiscal quarters plus, in each case to the extent included in the calculation of consolidated net income, customary add-backs with respect to provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, loss on the sale of property outside the ordinary course of business, and other non-cash expenditures (including the amount of any compensation deduction as the result of any grant of stock or stock equivalent to employees, officers, directors or consultants), non-recurring expenses incurred by ALC in connection with transaction fees and expenses for acquisitions minus, in each case to the extent included in the calculation of consolidated net income, customary deductions related to credits for taxes, interest income, gains from extraordinary items, gains from the sale of property outside the ordinary course of business and other non-recurring gains.

ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage, and minimum consolidated fixed charge coverage ratios, and restrictions on payments for capital expenditures, expansions and acquisitions. Payments for dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the U.S. Bank Facility. In addition, upon the occurrence of certain transactions, including but not limited property loss events, ALC may be required to make mandatory prepayments. ALC is also subject to other customary covenants and conditions.

In connection with the termination of the GE Credit Facility and entrance into the U.S. Bank Credit Facility, ALC elected to forgo hedge accounting treatment on its interest rate swaps described in Note 18 to these financial statements. As a result, ALC expects to incur a first quarter of 2011 non-cash charge equal to the combined market value of the swaps as determined on February 18, 2011. At December 31, 2010, the combined market value of the swaps was $0.9 million. In addition, in the first quarter of 2011, ALC also expects to expense $0.3 million relating to the remaining book value of deferred financing fees incurred in connection with the GE Credit Facility.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2011.

ASSISTED LIVING CONCEPTS, INC.

By: /s/ Laurie A. Bebo
Laurie A. Bebo
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:		
/s/ Laurie A. Bebo Laurie A. Bebo	President, Chief Executive Officer and Director	March 10, 2011
Principal Financial Officer and Principal Accounting Officer:		
/s/ John Buono John Buono	Senior Vice President, Chief Financial Officer and Treasurer	March 10, 2011
(1) Alan Bell	Director	
(1) Jesse C. Brotz	Director	
(1) Derek H.L. Buntain	Director	
(1) David J. Hennigar	Director	
(1) Malen S. Ng	Director	
(1) Melvin A. Rhinelander	Director	
(1) Charles H. Roadman II, MD	Director	
/s/ Michael J. Spector Michael J. Spector	Director	March 10, 2011

(1) Michael J. Spector, by signing his name hereto, does hereby sign and execute this report on behalf of each of the above named directors of Assisted Living Concepts, Inc. pursuant to powers of attorney executed by each such director and filed with the Securities and Exchange Commission as an exhibit to this report.

By: /s/ Michael J. Spector
Michael J. Spector, *Attorney in Fact*

March 10, 2011

EXHIBIT INDEX TO 2010 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Description
2.1	Arrangement Agreement (incorporated by reference to Exhibit 2.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2	Separation Agreement (incorporated by reference to Exhibit 2.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2.1	Tax Allocation Agreement (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2.2	Agreement for Payroll and Benefit Services (incorporated by reference to Exhibit 2.2.2 to Assisted Living Concepts, Inc. annual report on Form 10-K filed on March 28, 2007, File No. 001-13498)
2.2.3	Agreement for Reimbursement Services (incorporated by reference to Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Assisted Living Concepts, Inc. quarterly report on Form 10-Q for the quarter ended March 31, 2008, File No. 001-13498)
3.2	Certificate of Change Pursuant to NRS 78.209 For Nevada Profit Corporations (incorporated by reference to Exhibit 3.1 to Assisted Living Concepts, Inc. current report on Form 8-K dated March 16, 2009, File No. 001-13498)
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
4.1	Article V of the Amended and Restated Articles of Incorporation, Article II of the Amended and Restated Bylaws, and other relevant portions of Exhibits 3.1, 3.2 and 3.3 above defining the rights of security holders
4.2	Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc. the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.7 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
4.3	First Amendment, dated as of August 22, 2008, to Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc., the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated August 22, 2008, File No. 001-13498)
4.4	$125,000,000 Credit Agreement dated as of February 18, 2011 among Assisted Living Concepts, Inc., as borrower, U.S. Bank National Association, as administrative agent and collateral agent, Compass Bank, FirstMerit Bank, N.A., and Harris N.A., as documentation agents, The Lenders and L/C Issuers Party Hereto, and U.S. Bank National Association, as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 18, 2011, File No. 001-13498)
4.4.1	Guaranty and Security Agreement dated as of February 18, 2011 among Assisted Living Concepts, Inc., and ALC Real Estate, LLC, ALC Properties, II, Inc., and Texas ALC II, Inc. and each other grantor from time to time party hereto and U.S. Bank National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 18, 2011, File No. 001-13498)
	Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request
10.1	Separation Agreement (incorporated by reference to Exhibit 2.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498) (Also included as Exhibit 2.2 above)
10.2	2006 Omnibus Incentive Compensation Plan, amended and restated April 30, 2009 to reflect March 16, 2009 one-for-five reverse stock split (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 30, 2009, File No. 001-13498)*
10.2.1	Form of 2009 Tandem Stock Option/Stock Appreciation Rights Award Agreement (incorporated by reference to

Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 22, 2009, File No. 001-13498)*

10.2.2 Form of 2010 Tandem Stock Option/Stock Appreciation Rights Award Agreement (incorporated by reference to Exhibit 10.1 to Assisted Living Concepts, Inc. quarterly report on Form 10-Q for the quarter ended June 30, 2010, File No. 001-13498)*

10.2.3 Form of 2010 Cash Incentive Compensation Award Agreement (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated March 3, 2010, File No. 001-13498)*

10.2.4 Form of 2011 Tandem Stock Option/Stock Appreciation Rights Award Agreement (incorporated by reference to Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated March 2, 2011, File No. 001-13498)*

10.2.5 Form of 2011 Cash Incentive Compensation Award Agreement (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated March 2, 2011, File No. 001-13498)*

10.2.6 Form of Director Tandem Stock Option/Stock Appreciation Rights Award Agreement (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated May 5, 2008, File No. 001-13498)*

10.3 Employment Agreement — Laurie A. Bebo (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*

10.4 Employment Agreement — John Buono (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*

10.5 Employment Agreement — Eric B. Fonstad (incorporated by reference to Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*

10.6 Employment Agreement — Walter A. Levonowich (incorporated by reference to Exhibit 10.4 to current report of Assisted Living Concepts, Inc. on Form 8-K dated April 15, 2008, File No. 001-13498)*

10.7 Employment Agreement — Mary Zak-Kowalczyk*

10.8 Executive Retirement Program, amended and restated December 16, 2008 (incorporated by reference to Exhibit 10.4 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 22, 2009, File No. 001-13498)*

10.9 Deferred Compensation Plan, amended and restated December 16, 2008 (incorporated by reference to Exhibit 10.5 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 22, 2009, File No. 001-13498)*

10.10 Summary of Director Compensation*

10.11 Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc. the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.7 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498) (Also included as Exhibit 4.2 above)

10.12 First Amendment, dated as of August 22, 2008, to Credit Agreement dated as of November 10, 2006 among Assisted Living Concepts, Inc., the lenders (as defined in the Credit Agreement), and General Electric Credit Corporation (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated August 22, 2008, File No. 001-13498) (Also included as Exhibit 4.3 above)

10.13 Amended and Restated Loan Agreement, effective as of September 30, 2010, by and between ALC Three, LLC as borrower, Assisted Living Concepts, Inc. as guarantor, and TCF National Bank (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated September 29, 2010, File No. 001-13498)

10.14 Amended and Restated Guaranty Agreement by Assisted Living Concepts, Inc. as guarantor pursuant to Amended and Restated Loan Agreement, effective as of September 30, 2010, by and between ALC Three, LLC as borrower, Assisted Living Concepts, Inc. as guarantor, and TCF National Bank (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated September 29, 2010, File No. 001-13498)

10.15 $125,000,000 Credit Agreement dated as of February 18, 2011 among Assisted Living Concepts, Inc., as borrower, U.S. Bank National Association, as administrative agent and collateral agent, Compass Bank, FirstMerit Bank,

N.A., and Harris N.A., as documentation agents, The Lenders and L/C Issuers Party Hereto, and U.S. Bank National Association, as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 18, 2011, File No. 001-13498) (Also included as Exhibit 4.4 above

10.15.1 Guaranty and Security Agreement dated as of February 18, 2011 among Assisted Living Concepts, Inc., and ALC Real Estate, LLC, ALC Properties, II, Inc., and Texas ALC II, Inc. and each other grantor from time to time party hereto and U.S. Bank National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated February 18, 2011, File No. 001-13498) (Also included as Exhibit 4.4.1 above)

10.16 Form of Purchase and Sale Agreement pertaining to EHSI assisted living facilities (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Assisted Living Concepts, Inc.'s Form 10 Registration filed on July 21, 2006, File No. 001-13498)

10.17 Master Lease Agreement (I) between LTC Properties, Inc. and Texas-LTC Limited Partnership, as Lessor, and Assisted Living Concepts, Inc. and Extendicare Health Services, Inc., as Lessee, dated January 31, 2005 (incorporated by reference to Exhibit 10.5 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on June 7, 2006, File No. 001-13498)

10.18 Master Lease Agreement (II) between LTC Properties, Inc. as Lessor, and Assisted Living Concepts, Inc., Carriage House Assisted Living, Inc. and Extendicare Health Services, Inc., as Lessee, dated January 31, 2005 (incorporated by reference to Exhibit 10.6 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on June 7, 2006, File No. 001-13498)

10.19 Amended and Restated Master Lease Agreement, dated as of January 1, 2008, between subsidiaries of Assisted Living Concepts, Inc. and Ventas Realty, Limited Partnership (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated December 31, 2007, File No. 001-13498)

10.20 Guaranty of Lease dated as of January 1, 2008, by Assisted Living Concepts, Inc. for the benefit of Ventas Realty, Limited Partnership (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated December 31, 2007, File No. 001-13498)

10.21 Purchase and Sale Agreement and Joint Escrow Instructions by and between HCP, Inc., Texas HCP Holdings, L.P. and Texas HCP Seven Holdings, L.P. as sellers and Assisted Living Concepts, Inc. and ALF Partners, L.P. as buyers made and entered into as of October 11, 2010 (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated October 11, 2010, File No. 001-13498)

21.1 Subsidiaries of Assisted Living Concepts, Inc.

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Powers of Attorney

31.1 Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1 Information Statement of Assisted Living Concepts, Inc. dated November 10, 2006 (incorporated by reference to Exhibit 99.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)

* Denotes management contract or executive compensation plan or arrangement required to be filed pursuant to Item 15 of Form 10-K.

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Board of Directors

David J. Hennigar (E)
Chairman
Chairman of Annapolis Group Inc., High Liner Foods Incorporated and Aquarius Coatings Inc. Chairman and CEO of Landmark Global Financial Corporation and Thornridge Holdings Limited. Lead trustee of Crombie Real Estate Investment Trust. Registered representative of Jennings Capital Inc.

Laurie A. Bebo
President and Chief Executive Officer of Assisted Living Concepts, Inc., Director of High Liner Foods Incorporated.

Alan Bell (A), (CNG)
Corporate partner of the Canadian law firm of Bennett Jones LLP specializing in mergers and acquisitions and corporate governance.

Jesse Brotz (A)
Director of Scotia Investments Limited.

Derek H.L. Buntain (A), (CNG), (E)
President of The Dundee Merchant Bank, a Cayman Islands private bank offering banking services to international clients, President and Chief Executive Officer of Dundee Offshore Services Ltd. and Chairman of the Dundee Leeds Group of Companies. Director of CencoTech Inc. Dundee Precious Metals Inc., Eurogas Corporation, Eurogas International Inc., and High Liner Foods Incorporated.

Mel Rhinelander (E)
Vice Chairman
Trustee and Chair of Extendicare Real Estate Investment Trust and Director of Empire Company Ltd. and Sobeys, Inc.

Malen S. Ng (A)
Retired Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario. Director of Empire Company Ltd., Sobeys Inc. and Sunnybrook Health Sciences Centre.

Charles H. Roadman II, MD (A)
Retired President and Chief Executive Officer of the American Health Care Association and the former Surgeon General of the U.S. Air Force.

Michael J. Spector (CNG), (E)
Retired Chair and Managing Partner of Quarles & Brady LLP.

(A) Audit Committee member
(CNG) Compensation/Nominating/Governance Committee member
(E) Executive Committee member

More information about our Directors can be found in our Proxy Statement.

Executive Officers

Laurie A. Bebo
President and Chief Executive Officer

John Buono
Senior Vice President, Chief Financial Officer and Treasurer

Walter A. Levonowich
Vice President and Controller

Mary Zak-Kowalczyk
Vice President and Secretary

Shareholder Information

Corporate Headquarters

Assisted Living Concepts, Inc.
W140 N8981 Lilly Road
Menomonee Falls, WI 53051
Tel: 262-257-8888
Fax: 262-251-7627
Web site: www.alcco.com

Shareholder Inquiries

John Buono
Senior Vice President, Chief Financial Officer and Treasurer
Tel: 262-257-8999
email: jbuono@alcco.com

Annual Meeting

The Annual Meeting of stockholders of Assisted Living Concepts, Inc. is scheduled to be held on May 2, 2011, at 4:00 PM Central Time at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin.

Exchange Listing

Assisted Living Concepts, Inc. Class A common stock is listed on the New York Stock Exchange and trades under the symbol: ALC

Corporate Information

The Assisted Living Concepts, Inc. Annual Report is available for viewing or printing at www.alcco.com. This web site also contains news releases, quarterly reports and other filings made with the Securities and Exchange Commission.

Transfer Agent

Computershare Shareholder Services

For questions call: 1-781-575-4747
Or write to:
Computershare Shareholder Services
P.O. Box 43078
Providence, RI 02940

Email: web.queries@computershare.com
Address for overnight delivery:
Computershare Shareholder Services
250 Royall Street
Canton, MA 02021








Assisted Living Concepts, Inc.

W140 N8981 Lilly Road • Menomonee Falls, WI 53051
Toll Free: 888-252-5001 • Office: 262-257-8888 • Fax: 262-251-7627
www.alcco.com

